Exhibit 99.1

EXECUTION VERSION

MEMBERSHIP INTEREST PURCHASE AGREEMENT

BY AND AMONG

IBG BORROWER LLC,

ICONIX BRAND GROUP, INC.,

DHX MEDIA LTD.

AND

DHX SSP HOLDINGS LLC

DATED MAY 9, 2017

(ii)

(iii)

(iv)

EXHIBITS

Exhibit A – Form of Release

Exhibit B – Interests Assignment and Assumption Agreement

(v)

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”) is dated May 9, 2017 by and among IBG Borrower LLC, a limited liability company organized under the Laws of the State of Delaware (“Seller”), and, solely for purposes of Section 3.4 hereof, Iconix Brand Group, Inc., a corporation organized under the Laws of the State of Delaware (“Iconix”), on the one hand, and DHX SSP Holdings LLC, a limited liability company organized under the Laws of the State of Delaware (“Purchaser”), and, solely for purposes of Section 3.3 hereof, DHX Media Ltd., a corporation organized under the Laws of Canada (“DHX”), on the other hand. Unless otherwise expressly provided to the contrary, all capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Section 1.1 of this Agreement.

WITNESSETH:

WHEREAS, Seller owns all of the issued and outstanding membership interests (the “Interests”) of Shortcake IP Holdings LLC, a limited liability company organized under the Laws of the State of Delaware (the “Company”), which is engaged in the Business;

WHEREAS, upon the terms and subject to the conditions of this Agreement, the parties hereto desire that Purchaser purchase and Seller sells or causes to be sold, transferred, conveyed and assigned to Purchaser, the Interests on the Closing Date (the “Purchase”);

WHEREAS, it is the intention of the parties hereto that, upon consummation of the Purchase pursuant to this Agreement, Purchaser shall own all of the outstanding membership interests of the Company; and

WHEREAS, as a material inducement to Iconix and Seller to enter into this Agreement, DHX is providing a guaranty in favor of Iconix and Seller pursuant to which DHX is guaranteeing certain obligations of Purchaser including the payment of the Purchase Price.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements herein contained, the parties, intending to be legally bound, agree as follows:

Article I

Definitions; Construction

1.1           Defined Terms. When used in this Agreement, the following terms shall have the respective meanings specified therefor below:

“Affiliate” of any Person shall mean any other Person directly or indirectly controlling, controlled by, or under common control with, such Person, provided that for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise.

“Aged Accounts Receivable” shall mean any accounts receivable of the Company incurred in the ordinary course of business which have been outstanding for more than 120 days from the applicable due date pursuant to the relevant Contract.

“Antitrust Authorities” shall mean the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, the attorneys general of the several states of the United States of America and any other Governmental Entity having jurisdiction with respect to the transactions contemplated hereby pursuant to applicable Antitrust Laws.

“Antitrust Filings” shall mean all required filings under the HSR Act and all filings under other applicable Antitrust Laws required in order to consummate the transactions contemplated by this Agreement.

“Antitrust Laws” shall mean the Sherman Act, 15 U.S.C. §§ 1-7, as amended; the Clayton Act, 15 U.S.C. §§ 12-27, 29 U.S.C. §§ 52-53, as amended; the HSR Act; the Federal Trade Commission Act, 15 U.S.C. §§ 41-58, as amended; and all other Laws and Orders that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, or lessening of competition through merger or acquisition.

“Balance Sheet” shall mean the unaudited proforma balance sheet of the Business as at December 31, 2016, as set forth in Section 4.5(a) of the Seller Disclosure Letter.

“Business” shall mean the business of the Company, as currently conducted by the Company, of owning, exploiting, promoting, advertising and licensing the IP Assets.

“Business Day” shall mean any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in New York, New York or Halifax, Nova Scotia.

“Closing Working Capital” shall mean Current Assets minus Current Liabilities, determined as of the close of business on the Closing Date. The Closing Working Capital can be represented by a positive or a negative number.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” shall mean that certain Nondisclosure and Restrictive Covenant Agreement, dated as of August 29, 2016, by and between Iconix and DHX.

“Contract” shall mean any note, bond, mortgage, indenture, guaranty, license, franchise, agreement, contract, lease, commitment, promise or undertaking, and any amendments thereto.

“Copyright” shall mean, throughout the world, all registered and unregistered copyrights and registrations and applications to register the same, all extensions, renewals and reversions related thereto, and all design and database rights recognized by applicable Law, including moral rights of authors.

“Current Assets” shall mean cash and cash equivalents, accounts receivable, prepaid expenses and deposits, but excluding any (i) deferred Tax assets, (ii) Aged Accounts Receivable (net of applicable reserves), (iii) the portion of any prepaid expense or deposit of which Purchaser will not receive the benefit following Closing, and (iv) receivables from any of the Company’s Affiliates, directors, employees, officers or equity holders, and any of their respective Affiliates, in each case as determined with respect to the Business in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in preparing the Balance Sheet.

“Current Liabilities” shall mean accounts payable, accrued Taxes, accrued expenses and current deferred revenue, but excluding any (i) deferred Tax liabilities, and (ii) payables to any of the Company’s Affiliates, directors, employees, officers or equity holders, and any of their respective Affiliates, in each case as determined with respect to the Business in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in preparing the Balance Sheet.

“Equity Interests” of any Person shall mean the shares, membership interests, partnership interests or other equity interests, as applicable, of such Person.

“GAAP” shall mean generally accepted accounting principles of the United States of America consistently applied, as in effect from time to time.

“Governmental Authorization” shall mean any approval, consent, license, permit, waiver or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Entity or pursuant to any Law or Order.

“Governmental Entity” shall mean any United States or non-United States federal, national, state, territory, provincial or local court, arbitral tribunal, administrative agency or commission or other governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), including any regulatory agency or authority, any securities exchange and any organization or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, 15 U.S.C. § 18a et seq., as amended, and the rules and regulations promulgated thereunder.

“Intellectual Property” shall mean any and all intellectual property rights, including rights in or with respect to (including remedies against infringement thereof and rights of protection of interest therein under the law of all jurisdictions) any and all of the following: (a) utility and design patents; (b) Trademarks, slogans, design rights (and design registrations) and brand names and other indicia of origin, whether registered or unregistered, and all associated goodwill; (c) Copyrights; (d) social network site handles; and (e) all registrations and applications for, and all extensions, renewals and reversions of, any of the foregoing.

“IP Assets” shall mean all Intellectual Property primarily relating to the “STRAWBERRY SHORTCAKE” brand, and the characters, cartoons, comics, comic strips, drawings, artwork, graphics, illustrations, animation, plots, storylines, dialogues, settings, themes and backgrounds associated with that brand, that is owned by the Company, including any of the foregoing that are Owned IP Assets, together with the Licensed IP Assets.

“IRS” shall mean the United States Internal Revenue Service.

“Law” shall mean any statute, law, constitution, treaty, ordinance, policy, rule or regulation of any Governmental Entity, any common law principle or doctrine and all judicial interpretations thereof.

“Liabilities” shall mean any and all indebtedness, liabilities and obligations of any nature, whether accrued or fixed, known or unknown, absolute or contingent, liquidated or unliquidated, matured or unmatured or determined or determinable.

“License Agreements” shall mean all Contracts pursuant to which the Company licenses all or any part of the IP Assets to another Person.

“Licensed IP Assets” shall mean all Intellectual Property that is used in the Business and that is licensed to the Company by any other Person.

“Liens” shall mean any liens, security interests, claims, easements, mortgages, charges, pledges, indentures, deeds of trust, rights of way, encroachments or any other encumbrances and other restrictions or limitations on ownership or use of real or personal property (both tangible and intangible) or irregularities in title thereto, including any title retention device, conditional sale or other security arrangement or collateral assignment.

“Material Adverse Effect” shall mean any change, effect, event, development, fact, condition, circumstance, or occurrence (each, an “Effect”) that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the business, assets, condition (financial or otherwise) or results of operations of the Business, taken as a whole, or on the ability of a Person to consummate or perform the Purchase in accordance with the terms of this Agreement, provided that no Effect resulting from any of the following shall constitute a Material Adverse Effect or be considered in determining whether a Material Adverse Effect has occurred:

(a)          general economic or political conditions in the United States or in any other country or region in the world in which the Business is operated;

(b)          conditions or changes in the securities markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world in which the Business is operated, including (i) interest rates in the United States or any other country or region in the world in which the Business is operated, and exchange rates for the currencies of any such countries, and (ii) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world in which the Business is operated;

(c)          any changes or prospective changes after the date hereof to applicable Laws or interpretations thereof by any Governmental Entity, or to any applicable accounting rules (or interpretations thereof);

(d)          the announcement of this Agreement and the transactions contemplated hereby or any communication by Purchaser of its plans or intentions with respect to the Business or any portion thereof;

(e)           the pendency or consummation of the transactions contemplated by this Agreement or any actions or inactions by Purchaser or Seller or any of their respective Subsidiaries taken or omitted in accordance with this Agreement;

(f)           any natural or man-made disaster or any acts of terrorism, sabotage, military action or war (whether or not declared), or any escalation or worsening thereof in such countries or regions;

(g)          any action taken or not taken at the request, or with the written consent or waiver, of Purchaser; or

(h)          any matter disclosed in the Seller Disclosure Letter or in the SEC Reports;

provided that with respect to clauses (a), (b), (c) and (f), to the extent that such Effects do not have a materially disproportionate impact on the Business relative to other companies in the industries in which the Business is operated.

“Order” shall mean any award, judgment, order, injunction, decree, decision, subpoena, writ, permit or license of any Governmental Entity or any arbitrator.

“Owned IP Assets” shall mean the Intellectual Property owned by the Company.

“Peanuts Transaction Agreement” shall mean that certain Membership Interest Purchase Agreement, dated as of the date hereof, by and among Iconix, Icon NY Holdings LLC, Seller, DHX and Purchaser for the sale and purchase of (a) 80% of the issued and outstanding common units of Peanuts Holdings LLC, and (b) all of the issued and outstanding membership interests of IBGNYC LLC and IBGSCREEN, LLC.

“Permits” shall mean all permits, approvals, licenses, authorizations, certificates, rights, exemptions and Orders from Governmental Entities.

“Permitted Liens” shall mean (a) statutory Liens or other Liens arising in the ordinary course of business (including by operation of law) securing payments not yet due, including mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s Liens, (b) Liens for Taxes not yet due and payable or for current Taxes that may thereafter be paid without penalty and Liens for Taxes which are being contested in good faith and by appropriate proceedings, (c) Liens set forth in Section 1.1(b) of the Seller Disclosure Letter, (d) all Material Contracts, (e) any other licenses granted in any Intellectual Property and any Lien or other restriction on use arising under the terms of any Contract concerning Intellectual Property to which the Company is a party, which do not, individually or in the aggregate, result in material costs or liabilities to the Business, taken as a whole and all restrictions on the transfer or ownership of Intellectual Property arising as a matter of Law, (f) all restrictions and encumbrances resulting from filing or recordation requirements concerning the transfer or ownership of Intellectual Property which do not materially impair or limit or have a Material Adverse Effect on the use of the subject Intellectual Property, and (g) Liens created by this Agreement or in connection with the transactions contemplated hereby, or by the actions of Purchaser or its Affiliates.

“Person” shall mean and include any individual, company, partnership, limited partnership, limited liability partnership, joint venture, corporation, limited liability company, association, trust, unincorporated organization, proprietorship, group or Governmental Entity.

“Post-Closing Period” shall mean all taxable years or other taxable periods that begin after the Closing Date and, with respect to any Straddle Period, the portion of such taxable year or period beginning after the Closing Date.

“Pre-Closing Period” shall mean all taxable years or other taxable periods that end on or before the Closing Date and, with respect to any Straddle Period, the portion of such taxable year or period ending on or before the Closing Date.

“Proceeding” shall mean any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator.

“Purchase Price” shall mean an amount equal to [**]1.

“Representatives” of any Person shall mean such Person’s directors, managers, officers, employees, members, agents, attorneys, consultants, advisors or other Persons acting on behalf of such Person.

“Returns” shall mean any and all returns, reports, forms (including elections, declarations, statements, claims for refund, schedules, information returns or attachments thereto) and any other documents filed or required to be filed with a Taxing Authority with respect to Taxes, including any amendments thereto.

“SEC” shall mean the United States Securities and Exchange Commission.

“SEC Reports” shall mean all forms, reports, statements, certifications and other documents (together with all exhibits, amendments and supplements thereto) containing financial information regarding the Company and filed or furnished by Iconix with the SEC on or after March 3, 2015, to the extent such items are publicly available through the SEC’s Electronic Data Gathering, Analysis and Retrieval system prior to the date of this Agreement.

[1][**] –	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

“Straddle Period” shall mean any taxable year or other taxable period beginning before and ending on or after the Closing Date.

“Subsidiary” shall mean, with respect to any Person, (a) any corporation more than 50% of the stock of any class or classes of which having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is owned by such Person directly or indirectly through one or more subsidiaries of such Person and (b) any partnership, association, joint venture, limited liability company or other entity in which such Person directly or indirectly through one or more subsidiaries of such Person has more than a 50% Equity Interest.

“Tax” (or “Taxes”) shall mean (a) all taxes, assessments, charges, duties, fees, levies or other governmental charges imposed by a Taxing Authority, including all United States federal, state, territory, local, foreign and other income, franchise, profits, gross receipts, capital gains, capital stock, transfer, sales, use, value added, unclaimed property or escheat, occupation, property, excise, severance, windfall profits, stamp, license, payroll, social security, withholding, estimated and other taxes, assessments, charges, duties, fees, levies or other governmental charges imposed by any Taxing Authority of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Return), together with any penalties and interest and any additional amounts with respect thereto, (b) any liability for the payment of any amounts of the type described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period prior to the Closing, and (c) any liability for the payment of any amounts of the type described in clause (a) of this definition as a result of any express or implied obligation to indemnify any Person.

“Tax Contest” shall mean any audit, hearing, proposed adjustment, arbitration, deficiency, assessment, suit, dispute, claim, proceeding or other litigation commenced, filed or otherwise initiated or convened to investigate or resolve the existence and extent of a liability for Taxes.

“Taxing Authority” shall mean any Governmental Entity responsible for or having jurisdiction over the assessment, determination, collection, administration or imposition of Taxes.

“Transition Services Agreement” shall mean the transition services agreement delivered in accordance with and attached as Exhibit B of the Peanuts Transaction Agreement.

“Third Party” shall mean any Person other than Seller, Purchaser or any of their respective Affiliates.

“Trademarks” shall mean, throughout the world, all trademarks, service marks, logos, trade names, Internet domain name registrations, together with goodwill, registrations and applications relating to the foregoing, all extensions, renewals and reversion related thereto, common law trademarks and service marks and trade dress.

1.2           Additional Defined Terms. In addition to the terms defined in Section 1.1, additional defined terms used herein shall have the respective meanings assigned thereto in the Sections indicated below.

Defined Term	Section
Accountants	3.2(b)(ii)
Agreement	Preamble
Allocation	3.5(a)
Alternative Financing	6.10(b)
Alternative Financing Commitment Letter	6.10(b)
Applicable Parties	9.3
Balance Sheet Date	4.5(c)
Basket	8.5(b)
Business Accounts Receivable	4.18
Cap	8.5(c)
Closing	2.2(a)
Closing Date	2.2(a)
Closing Date Statement	3.2(b)(i)
Company	Recitals
Damages	8.1
Debt Commitment Letter	5.4(b)
Debt Financing	5.4(b)
Debt Financing Documents	6.10(a)
Debt Financing Proceeds	5.4(b)
Debt Financing Source	5.4(b)
Designated Reps	8.4
DHX	Preamble
End Date	9.1(b)(ii)
Equity Issuance	6.10(a)
ERISA	4.16
Estimated Working Capital	3.2(a)(i)
Extension Condition	2.2(a)
Financial Statements	4.5(a)
Final Determination	8.7
Flow-Through Returns	6.7(b)(i)
Fundamental Reps	8.4
Iconix	Preamble
Interests	Recitals
Interests Assignment	2.2(b)(i)
Knowledge of the Purchaser	1.5
Knowledge of the Seller	1.5
Material Contract	4.11(a)
Misdirected Payment	6.13
Non-Flow-Through Returns	6.7(b)(ii)
Peanuts Adjustment	3.2(a)(ii)
Purchase	Recitals
Purchaser	Preamble
Purchaser Disclosure Letter	Article V
Purchaser Indemnified Persons	8.1
Releasee	10.12
Releasor	10.12
Seller	Preamble
Seller Disclosure Letter	Article IV
Seller Indemnified Persons	8.3
Seller Software	4.13(j)
Seller Tax Matter	6.7(b)(iii)
Tax Ruling	4.12(h)
Transfer Taxes	6.7(a)

1.3           Construction. In this Agreement, unless the context otherwise requires:

(a)          references to “writing” or comparable expressions include a reference to facsimile transmission or comparable means of communication (including electronic mail, provided that the sender complies with the provisions of Section 10.3);

(b)          the phrases “delivered” or “made available” shall mean that the information referred to has been physically or electronically delivered to the relevant parties (including, in the case of “made available” to Purchaser or its Representatives, material that has been posted, retained and thereby made available to Purchaser or its Representatives through any on-line “virtual data room” established by Seller or any of its Representatives);

(c)          words expressed in the singular number shall include the plural and vice versa; words expressed in the masculine shall include the feminine and neuter gender and vice versa;

(d)          references to Articles, Sections, Sections of the Seller Disclosure Letter, Sections of the Purchaser Disclosure Letter, Exhibits, the Preamble and Recitals are references to articles, sections, exhibits, the preamble and recitals of this Agreement, and the disclosure letters delivered with respect to this Agreement, and the descriptive headings of the several Articles and Sections of this Agreement, the Seller Disclosure Letter and the Purchaser Disclosure Letter (as applicable) are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement;

(e)          references to “day” or “days” are to calendar days and whenever any action must be taken under this Agreement on or by a day that is not a Business Day, then that action may be validly taken on or by the next day that is a Business Day;

(f)           the words “hereof”, “herein”, “hereto” and “hereunder”, and words of similar import, shall refer to this Agreement as a whole and not to any provision of this Agreement;

(g)          this “Agreement” or any other agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, varied, novated or supplemented;

(h)          “include”, “includes”, and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of similar import; and

(i)            references to “Dollars”, “dollars” or “$”, without more are to the lawful currency of United States of America.

1.4           Exhibits and the Disclosure Letters. The Exhibits, the Seller Disclosure Letter and the Purchaser Disclosure Letter are incorporated into and form an integral part of this Agreement.

1.5           Knowledge. When any representation, warranty, covenant or agreement contained in this Agreement is expressly qualified by reference to the “Knowledge of the Seller” or words of similar import, it shall mean the actual knowledge of the individuals set forth in Section 1.5 of the Seller Disclosure Letter, after reasonable inquiry. When any representation, warranty, covenant or agreement contained in this Agreement is expressly qualified by reference to the “Knowledge of the Purchaser” or words of similar import, it shall mean the actual knowledge of the individuals set forth in Section 1.5 of the Purchaser Disclosure Letter, after reasonable inquiry. For purposes of this Section 1.5, the “reasonable inquiry” of a designated individual need not include inquiries made to unaffiliated third parties.

Article II

Sale of INTERESTS; CLOSING

2.1           Sale of Interests. On the terms and subject to the conditions of this Agreement, Purchaser agrees to purchase from Seller, and Seller agrees to sell, convey, transfer, assign and deliver to Purchaser, at the Closing, Seller’s right, title and interest to the Interests, free and clear of any Liens (except for restrictions arising under applicable federal, state or foreign securities Laws).

2.2           Closing; Closing Deliverables.

(a)          Subject to the satisfaction or waiver of all of the conditions set forth in Article VII, the closing of the Purchase (the “Closing”) shall take place at the offices of White & Case LLP, 1221 Avenue of the Americas, New York, New York, 10020-1095, as soon as practicable, but in any event not later than two (2) Business Days after the last of the conditions set forth in Article VII is satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), or at such other time, date or place as the parties hereto shall agree in writing. Such date is herein referred to as the “Closing Date”. If, however, (x) the conditions set forth in Article VII have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) and (y) Purchaser has been using its commercially reasonable best efforts to consummate the Purchase and the Debt Financing, and (z) notwithstanding such efforts, Purchaser has not been able to consummate the Debt Financing prior to the Closing Date (subsections (x), (y), and (z), collectively, the “Extension Conditions”), then by no later than one (1) Business Day after the last of the conditions set forth in Article VII is satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), Purchaser may request that the Closing Date be adjourned to a date no later than July 7, 2017, in which case the Closing Date shall be amended accordingly to be such date or such other time, date or place as the parties hereto shall agree in writing (it being understood that under no circumstances shall the Closing occur later than July 7, 2017 if the conditions set forth in Article VII have been satisfied or waived at any time prior to July 7, 2017).  Notwithstanding any provision to the contrary contained herein, if Purchaser adjourns the original Closing Date in accordance with the terms hereof, any failure of any of the conditions to Closing set forth in Section 7.2(b) to no longer be satisfied at any time on or after the original Closing Date shall not entitle Purchaser to fail to close on or prior to the amended Closing Date (it being understood that Purchaser shall be required to close on or prior to the amended Closing Date as if the failure of any such conditions to Closing had not occurred).

(b)          At the Closing, Seller shall deliver or cause to be delivered to Purchaser:

(i)          a duly executed assignment and assumption agreement transferring all right, title and interest in and to the Interests to Purchaser, in the form attached hereto as Exhibit B (“Interests Assignment”);

(ii)         written releases, in form and substance reasonably satisfactory to Purchaser, evidencing the release of all Liens with respect to the Interests;

(iii)        a certificate signed by an authorized officer of Seller, dated as of the Closing Date, confirming the matters set forth in Sections 7.2(a) and 7.2(b);

(iv)        a certificate of the Secretary or an Assistant Secretary (or of another Person responsible for the duties typically performed by a Secretary) of Seller certifying that attached thereto are true and complete copies of all resolutions adopted by the members, managers or other governing body of Seller, authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and that such resolutions are in full force and effect;

(v)         a release, duly executed by Seller, in the form attached hereto as Exhibit A;

(vi)        a duly executed copy of the Transition Services Agreement;

(vii)       a non-foreign person affidavit from Seller, dated as of the Closing Date, pursuant to Section 1445 of the Code provided that the failure to deliver such non-foreign person affidavit shall not be a condition to Closing under Section 7.2 of this Agreement and Purchaser’s sole remedy in the event Seller fails to deliver such affidavit shall be to make a proper withholding of Tax to the extent required by Section 1445 of the Code; and

(viii)      resignations of each of the members of the board of directors or equivalent governing body and each of the officers of the Company.

(c)          At the Closing, Purchaser shall deliver or cause to be delivered to Seller:

(i)          the Purchase Price, pursuant to Section 3.1;

(ii)         a duly executed copy of the counterpart signature page to the Transition Services Agreement;

(iii)        a certificate signed by an authorized officer of Purchaser, dated as of the Closing Date, confirming the matters set forth in Sections 7.3(a) and 7.3(b); and

(iv)        a duly executed counterpart signature page to the Interests Assignment.

Article III

Purchase Price

3.1           Purchase Price; Delivery of Funds. At the Closing, in full consideration for the sale and transfer by Seller of the Interests, Purchaser shall pay to Seller an amount equal to the Purchase Price. The Purchase Price shall be made by wire transfer of immediately available funds to one or more accounts that have been designated by Seller in writing to Purchaser at least two Business Days prior to the Closing.

3.2           Working Capital Adjustment.

(a)          Closing Adjustment.

(i)          Seller shall prepare and deliver to Purchaser, at least five (5) Business Days prior to the Closing Date, a written notice setting forth Seller’s good faith estimate of the Closing Working Capital (the “Estimated Working Capital”), which notice shall contain an estimated balance sheet of the Business as of the Closing Date (without giving effect to the transactions contemplated herein) and a calculation of the Estimated Working Capital. The calculation of the Estimated Working Capital shall be prepared in the manner set forth in Section 3.2(a)(i) of the Peanuts Transaction Agreement.

(ii)         The Estimated Working Capital determined pursuant to this Section 3.2(a) shall be used to determine the “Closing Adjustment” pursuant to and as defined in Section 3.2(a)(ii) of the Peanuts Transaction Agreement (such amount, the “Peanuts Adjustment”).

(b)          Post-Closing Adjustment.

(i)          Purchaser shall prepare and deliver to Seller within ninety (90) calendar days following the Closing Date a statement setting forth its calculation of the Closing Working Capital, which statement shall contain a balance sheet of the Business as of the Closing Date (without giving effect to the transactions contemplated herein) and a calculation of the Closing Working Capital (the “Closing Date Statement”). The Closing Date Statement shall be prepared in the manner set forth in Section 3.2(b)(i) of the Peanuts Transaction Agreement.

(ii)         If Seller does not notify Purchaser in writing within forty-five (45) calendar days after Seller’s receipt of the Closing Date Statement that it disputes any of the information or calculations provided to Seller in the Closing Date Statement, the Closing Date Statement shall be final and conclusive. If Seller disagrees with any of the information or calculations provided by Purchaser in the Closing Date Statement, Seller may, within forty-five (45) calendar days after delivery of such statement to it, deliver a written notice to Purchaser stating the existence and nature of such disagreement. Any such notice of disagreement shall specify those items or amounts as to which Seller disagrees. If such notice of disagreement is delivered, the parties shall use their reasonable best efforts to reach agreement on the disputed items or amounts within ten (10) Business Days after Purchaser’s receipt of such notice. If the parties are unable to reach agreement on the disputed items within such period, then the issues in dispute will be submitted to a mutually agreed firm of nationally recognized independent certified public accountants (the “Accountants”) for review and resolution, with instructions to complete the review as promptly as practicable. Each party will furnish to the Accountants such workpapers and other documents and information relating to the disputed issues as the Accountants may request and are available to that party or its Affiliates (or its independent public accountants), and will be afforded the opportunity to present to the Accountants any material relating to the determination and to discuss the determination with the Accountants. The parties shall instruct the Accountants that their determination shall not result in a Peanuts Adjustment in an amount higher than the Peanuts Adjustment proposed by Seller (or its Affiliates) or an amount lower than the Peanuts Adjustment proposed by Purchaser. The resolution of the Accountants in accordance with the provisions of this Section 3.2 shall be conclusive and binding on the parties. Seller and Purchaser shall each pay one-half of the fees and expenses charged by the Accountants.

(iii)        The Closing Working Capital determined pursuant to this Section 3.2(b) shall be used to determine whether there is a “Working Capital Deficiency” or a “Working Capital Excess” (as such terms are defined in the Peanuts Transaction Agreement) pursuant to Section 3.2(b)(iii) of the Peanuts Transaction Agreement.

(c)          Adjustments for Tax Purposes. Any payments made pursuant to this Section 3.2 shall be treated as an adjustment to the Purchase Price by the parties for Tax purposes, unless otherwise required by Law.

3.3           DHX Parent Guaranty. DHX is the ultimate parent company with respect to Purchaser and has significant interest in ensuring that it and Purchaser receive the benefit of the terms of this Agreement. As an inducement to Seller to enter into this Agreement, DHX has agreed to guarantee, and does hereby absolutely and unconditionally guarantee, the full and prompt performance of all obligations of Purchaser pursuant to Sections 3.1, 3.2, 5.4, 6.10, 6.11, 6.13, 8.3 and 10.10 of this Agreement and the Transition Services Agreement. Notwithstanding any provision to the contrary contained herein, under no circumstances shall the maximum amount payable by DHX hereunder exceed the amount of the Purchaser’s liability under this Agreement, which for the avoidance of doubt includes full payment of the Purchase Price and any fees and costs payable under the Transition Services Agreement.

3.4           Iconix Parent Guaranty. Iconix is the ultimate parent company with respect to Seller and has significant interest in ensuring that it and Seller receive the benefit of the terms of this Agreement. As an inducement to Purchaser to enter into this Agreement, Iconix has agreed to guarantee, and does hereby absolutely and unconditionally guarantee, the full and prompt performance of all payment obligations of Seller pursuant to Sections 3.2, 8.1 and 8.2 of this Agreement. This is a guaranty of payment only, and not of performance of non-payment obligations. Notwithstanding any provision to the contrary contained herein, under no circumstances shall the maximum amount payable by Iconix hereunder exceed the amount of the Seller’s liability under this Agreement.

3.5           Purchase Price Allocation.

(a)            The Purchase Price shall be allocated for U.S. federal income tax purposes (and any similar provision of state, local or foreign Law) among the assets of the Company in the manner required by Section 1060 of the Code (the “Allocation”). Within ninety (90) days following the Closing Date, Purchaser shall prepare and deliver to Seller for its review and approval IRS Form 8594 and any required exhibits thereto, setting forth the Allocation. Seller shall notify Purchaser of any objections to the Allocation within thirty (30) days of receipt of the Allocation. If no such objections are made within such thirty (30)-day period, the Allocation shall become final. If Seller notifies Purchaser within such thirty (30)-day period that it objects to one or more items reflected on the Allocation, Seller and Purchaser shall negotiate in good faith to resolve such dispute. If Seller and Purchaser fail to resolve any such dispute within thirty (30) days of Purchaser’s receipt of Seller’s notice, then Seller and Purchaser shall submit the items of the Allocation in dispute for resolution to an independent valuation or accounting firm of international reputation mutually acceptable to Seller and Purchaser, which shall, as soon as practicable after such submission, determine and report to Seller and Purchaser its resolution of the Allocation. The report of such firm shall be final and binding upon the parties hereto. The fees for such firm shall be borne equally between Seller, on the one hand, and Purchaser, on the other hand.

(b)            Each of Purchaser and Seller and their respective Affiliates shall, except to the extent required otherwise by a “determination,” as defined in Section 1313 of the Code, (i) be bound by the Allocation, as finally determined, for all Tax purposes; (ii) prepare and file all Returns in a manner consistent with the Allocation, as finally determined; and (iii) take no position inconsistent with the Allocation, as finally determined, in any Return, Tax Contest or otherwise. In the event that the Allocation, as finally determined, is disputed by any Taxing Authority, the party receiving notice of such dispute shall promptly notify and consult with the other parties and keep the other parties apprised of material developments concerning resolution of such dispute. Each of Purchaser and Seller hereby agrees to revise the Allocation to reflect any adjustment to the Purchase Price pursuant to this Agreement.

Article IV

Representations and Warranties of Seller

Except as set forth in the disclosure letter delivered by Seller to Purchaser (the “Seller Disclosure Letter”) concurrently with the execution of this Agreement (it being agreed that any matter disclosed pursuant to any section of the Seller Disclosure Letter shall be deemed disclosed for purposes of any other section of the Seller Disclosure Letter to the extent the applicability of the disclosure to such other section is reasonably apparent on the face of such disclosure), Seller hereby represents and warrants to Purchaser as follows:

4.1           Due Organization, Good Standing. Seller is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation.

4.2           Authorization; Noncontravention.

(a)          Seller has the requisite limited liability company power and authority, and has taken all limited liability company action necessary to execute and deliver this Agreement and all other instruments and agreements to be delivered by Seller as contemplated hereby and thereby, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Seller of this Agreement and all other instruments and agreements to be delivered by Seller as contemplated hereby, the consummation by Seller of the transactions contemplated hereby and thereby and the performance of its obligations hereunder and thereunder have been, and in the case of documents required to be delivered at the Closing will be, duly authorized and approved by all necessary limited liability company, member or other action. This Agreement has been, and all other instruments and agreements to be executed and delivered by Seller as contemplated hereby will be, duly executed and delivered by Seller. Assuming that this Agreement and all such other instruments and agreements constitute valid and binding obligations of Purchaser and each other Person (other than Seller) party thereto, this Agreement and all such other instruments and agreements constitute valid and binding obligations of Seller enforceable against such Person in accordance with the terms thereof, except to the extent that such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether considered in a proceeding in equity or at law).

(b)          The execution and delivery of this Agreement and all other instruments and agreements to be delivered by Seller as contemplated hereby do not, and the consummation of the transactions contemplated hereby and thereby will not (i) conflict with any of the provisions of the certificate of incorporation or bylaws or similar governance documents of Seller or the Company, in each case as amended to the date of this Agreement, (ii) subject to receipt of the consents, approvals, authorizations, declarations, filings and notices set forth in Section 4.2(b) and Section 4.6 of the Seller Disclosure Letter, conflict with or result in a breach of, or constitute a default under, or result in the acceleration of any obligation or loss of any benefits under, any Material Contract or (iii) subject to (x) the applicable requirements of the HSR Act and any other applicable Antitrust Laws and (y) receipt of the consents, approvals, authorizations, declarations, filings and notices referred to in Section 4.2(b) and Section 4.6 of the Seller Disclosure Letter, contravene any Law or any Order applicable to Seller or the Company, except, in the case of clauses (ii) and (iii) above, for such conflicts, breaches, defaults, consents, approvals, authorizations, declarations, filings or notices which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.3           Title to Interests. Except as set forth in Section 4.3 of the Seller Disclosure Letter, Seller has good and valid title to the Interests, free and clear of all Liens (except for restrictions arising under applicable federal, state or foreign securities Laws). Other than this Agreement, there are no rights, agreements, arrangements or commitments to which Seller is party relating to the Interests or obligating Seller to offer, issue, sell, transfer, vote or otherwise dispose of or sell, or purchase or acquire, any Interests.

4.4           Company; Capitalization.

(a)          The Company is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware and has all requisite limited liability company or other requisite power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted.  The Company is duly qualified or licensed to do business and is in good standing (or the equivalent thereof) in each jurisdiction in which the character or location of the properties owned, leased or operated by the Company or the nature of the business conducted by the Company makes such qualification necessary, except such jurisdictions where the failure to be so qualified or licensed and in good standing does not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Except as set forth in Section 4.4(a) of the Seller Disclosure Letter, the Company does not own, directly or indirectly, any capital stock or other equity, ownership, proprietary or voting interest in any Person.

(b)            The issued and outstanding Equity Interests of the Company (including the holders thereof) is set forth in Section 4.4(b) of the Seller Disclosure Letter. All of the Interests have been duly authorized and validly issued and, to the extent such concepts are applicable thereto, are fully paid and nonassessable, and are not subject to, and were not issued in violation of, any preemptive or similar rights. There are no outstanding options, warrants or other rights to purchase, or any authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the capital stock of or other Equity Interests or voting securities in, the Company. The Company has no authorized or outstanding bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with the equity holders of the Company on any matter. There are no irrevocable proxies and no voting agreements with respect to any capital stock of, or other Equity Interests or voting securities in, the Company.

(c)            The Company has no Subsidiaries.

4.5           Financial Statements; Undisclosed Liabilities.

(a)          The unaudited proforma balance sheet of the Business as of December 31, 2015, and the related unaudited proforma statements of earnings for the year ended December 31, 2015, and the Balance Sheet and the related unaudited proforma statements of earnings for the 12 months then ended, are set forth in Section 4.5(a) of the Seller Disclosure Letter (collectively, the “Financial Statements”).

(b)          The Financial Statements have been prepared from books and records maintained by Seller in accordance with GAAP. The Financial Statements fairly present, in all material respects, the financial position of the Business, at the applicable balance sheet dates indicated, and the results of operations of the Business for the applicable periods then ended.

(c)          Except (i) as set forth in Section 4.5(c) of the Seller Disclosure Letter, (ii) for liabilities not material in amount or reflected or reserved against in the Financial Statements, (iii) for liabilities (including accounts payable and accrued expenses) incurred in the ordinary course of business since December 31, 2016 (the “Balance Sheet Date”) or included in Closing Working Capital, and (iv) for executory Liabilities arising under any Material Contract (other than as a result of a breach thereof), the Company is not subject to any liabilities of any nature (whether known or unknown and whether absolute, accrued, contingent or otherwise).

4.6           Consents and Approvals. Assuming all required Antitrust Filings are made and any waiting periods thereunder have been terminated or expired and any consents required thereunder have been obtained, except as set forth in Section 4.6 of the Seller Disclosure Letter, no consent of or filing with any Governmental Entity must be obtained or made by Seller in connection with the execution and delivery of this Agreement by Seller or the consummation by Seller of the transactions contemplated by this Agreement, except for any consents, approvals, authorizations or filings which have been obtained or made or, if not made or obtained, have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and would not prevent, materially alter or delay any of the transactions contemplated by this Agreement.

4.7           Title to Non-IP Assets. Except as set forth in Section 4.7 of the Seller Disclosure Schedule, (a) the Company has good and valid title to, and/or a valid right to use, all of the assets of the Business reflected in the Financial Statements or acquired after the Balance Sheet Date, other than the IP Assets and assets sold or disposed of in the ordinary course of business since the Balance Sheet Date, and (b) no Affiliate of Seller, other than the Company, owns any IP Assets.

4.8           Intentionally Omitted.

4.9           Litigation and Other Proceedings; Orders.

(a)          Except (x) as set forth in Section 4.9 of the Seller Disclosure Letter or (y) as disclosed in the SEC Reports, and except with respect to any Proceedings related to intellectual property rights (addressed in Section 4.13 below), there is no Proceeding pending or, to the Knowledge of the Seller, threatened:

(i)          that has been commenced by or against the Company which would, individually or in the aggregate, reasonably be expected to result in material costs or liabilities to the Business, taken as a whole; or

(ii)         against the Company or Seller that challenges, or would reasonably be expected to prevent, materially delay, make illegal or otherwise materially interfere with, the Purchase.

(b)          Except (x) as set forth in Section 4.9 of the Seller Disclosure Letter (y) as disclosed in the SEC Reports, and except with respect to any Proceedings related to intellectual property rights (addressed in Section 4.13 below), there is no Proceeding pending or, to the Knowledge of the Seller, threatened against, or any contingent liability with respect to, any officer, director, member or manager of the Company, or any respective successors or assigns, that would give rise to any right to indemnification by the Company which would, individually or in the aggregate, reasonably be expected to result in material costs or liabilities to the Business.

(c)          Except (x) as set forth in Section 4.9 of the Seller Disclosure Letter, or (y) as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and except with respect to any Proceedings related to intellectual property rights (addressed in Section 4.13 below):

(i)          There is no Order to which the Company is subject; and

(ii)         Seller is not subject to any Order that relates to the Business.

4.10         Absence of Certain Changes and Events. Except as set forth in Section 4.10 of the Seller Disclosure Letter or as contemplated by this Agreement, since the Balance Sheet Date, Seller and the Company have conducted the Business only in the ordinary course and there has not or have not been any:

(a)          liabilities (whether absolute, accrued or contingent and whether due or to become due) incurred by or with respect to the Business, except (i) as disclosed in Section 4.5(c) of the Seller Disclosure Letter, (ii) executory Liabilities arising under any Material Contract entered into since the Balance Sheet Date (other than as a result of a breach thereof) (iii) as incurred in the ordinary course of business, or (iv) for liabilities not material in amount or reflected or reserved against in the Financial Statements;

(b)          damage to or destruction or loss of any material asset or material property owned or used by the Business, whether or not covered by insurance, other than in the ordinary course of business;

(c)          (i) termination prior to the expiration of its term, or receipt of written notice of termination prior to the expiration of its term, of any Material Contract, where such termination would reasonably be expected to result in material costs or liabilities to the Business taken as a whole, or (ii) entry into, amendment or modification of or settlement or waiver of any rights under any Material Contract, other than in the ordinary course of business;

(d)          sale, assignment, exclusive license or transfer of any Owned IP Assets with a value to the Business in excess of [**]2;

(e)          (i) sale, lease or other disposition of any tangible property owned by or used in the conduct of the Business, or (ii) the imposition of any Lien, on any asset or property of the Business and owned by the Company, including the Owned IP Assets, except, in each case of (i) and (ii), for any such sale, lease, other disposition or Lien as has not had or would not, individually or in the aggregate, reasonably be expected to result in material costs or liabilities to the Business, taken as a whole;

(f)           cancellation, settlement or waiver of any claims or rights with a value to the Business in excess of [**]3;

(g)          material change in the accounting methods used by Seller or the Company in operating the Business or any material Tax election;

(h)          (i) acceleration of the collection of receivables or other amounts due from Third Parties or (ii) delay of the payment of any payables or other amounts owed to Third Parties, other than in the ordinary course of business consistent with past practice; or

(i)           agreement by Seller or the Company to do any of the foregoing.

4.11         Material Contracts.

(a)          Section 4.11(a) of the Seller Disclosure Letter contains a complete and accurate list, as of the date hereof, of the following Contracts (each Contract required to be set forth in Section 4.11(a) of the Seller Disclosure Letter, a “Material Contract”) to which the Company is party:

(i)          each License Agreement providing for guaranteed payments by the licensee in excess of [**]4 in any of calendar years 2015 through 2017;

(ii)         each agent or similar agreement under which a Third Party has been granted the right to solicit License Agreements or syndication agreements for the Business;

[2][**] –	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

[3][**] –	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

[4][**] –	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

(iii)        each license agreement, including any software license agreements, under which the Company is a licensee (other than “off-the-shelf” or other non-customized software or subscriptions generally commercially available for a license fee of no more than [**]5 per year);

(iv)        each Contract (other than License Agreements) providing for the sale, lease or other disposition at any time after the date hereof of tangible assets of the Business with a value in excess of [**]6;

(v)         each Contract relating to the Business that requires the expenditure of more than [**]7 by the Company in the aggregate after the date hereof;

(vi)        each written guaranty or other similar undertaking with respect to contractual performance granted by the Company or otherwise binding on the Business;

(vii)       each Contract granting a Third Party an exclusive license to rights in the IP Assets, other than immaterial licenses; and

(viii)      each amendment, supplement or modification in respect of any of the foregoing.

(b)          Except as set forth in Section 4.11(b) of the Seller Disclosure Letter and except for those Contracts that will, after the date hereof but prior to Closing, expire in accordance with their terms, each Material Contract is in full force and effect and is valid and enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization or similar laws relating to creditors’ rights generally or by equitable principles or by any other laws of general application.

(c)          Except as set forth in Section 4.11(c) of the Seller Disclosure Letter:

(i)          to the Knowledge of the Seller, each of Seller and the Company is in compliance, in all material respects, with the terms and requirements of each Material Contract;

(ii)         to the Knowledge of the Seller, no event has occurred or circumstance exists that (with or without notice or lapse of time) does or would reasonably be expected to contravene, conflict with, or result in a violation or breach of, or gives or would give any other Person the right to declare a default under, or to accelerate the maturity or performance of, any Material Contract;

(iii)        neither Seller nor the Company has received from any Person, at any time since March 3, 2015, any written notice or other communication regarding any actual, alleged, possible or potential violation or breach of, or default under, any Material Contract that would be reasonably expected to result in material costs or liabilities to the Company;

[5][**] –	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

[6][**] –	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

[7][**] –	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

(iv)        to the Knowledge of the Seller, no party to any Material Contract in effect on the date hereof has given to the Company, and the Company has not given, written notice of its intention to cancel, terminate or fail to renew any Material Contract; and

(v)         there are no renegotiations of, or attempts to renegotiate or outstanding rights to renegotiate, any material amounts paid or payable to the Company under any current or completed Material Contract in effect on the date hereof with any Person having the contractual or statutory right to demand or require such renegotiation, and no such Person has made any written demand for such renegotiation.

(d)          The Company has not entered into any Material Contract with respect to which the performance thereunder by any of them, acting alone or in connection with any other Person, or the payment or promise of any consideration thereunder, would violate any Law or Order.

4.12         Tax Matters. Except as set forth in Section 4.12 of the Seller Disclosure Letter, or, in the case of subsections (b) to (i) below, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a)          The Company has been classified either as a partnership or disregarded as an entity separate from its owner for United States federal income tax purposes since the date of formation or organization of the Company.

(b)          The Company has filed all material Returns required to have been filed, which Returns are true, correct, and complete in all material respects and all such Returns disclose all Taxes required to be paid for the periods covered thereby. All Taxes due and owing by the Company (whether or not shown on any Tax Return) have been paid. There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Company. The Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other Third Party. No claim has been made by a Governmental Entity in a jurisdiction where the Company does not file Returns that the Company is or may be subject to taxation by that jurisdiction.

(c)          The unpaid Taxes of the Company (i) did not, as of the Balance Sheet Date, exceed the amount of Tax liability (but not including any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Financial Statements (rather than in any notes thereto) and (ii) will not exceed that amount as adjusted for the passage of time through the Closing Date and in connection with the consummation of the transactions contemplated hereunder, as determined in accordance with the past custom and practice of the Company in filing its Returns.

(d)          With respect to the Company for taxable periods ended on or after March 3, 2015, no Tax Returns have been audited or currently are the subject of audit. There is no dispute or claim concerning any Tax liability of the Company claimed or raised in writing by any Governmental Entity. The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, except with respect to any waivers or extensions that have expired.

(e)          The Company has not been a United States real property holding corporation within the meaning of IRC §897(c)(2) during the applicable period specified in IRC §897(c)(1)(A)(ii). The Company (i) has not been a member of an affiliated group filing a consolidated federal income Tax Return (other than as a member of an affiliated group filing a consolidated federal income Tax Return, the common parent of which is Iconix); (ii) has no liability for the Taxes of any other Person as a transferee or successor, by contract or otherwise, including liability in accordance with the provisions set forth in Treasury Regulation Section 1.1502-6 (or any corresponding provision of state, local, or foreign Tax law); or (iii) is not a party to any Tax sharing, Tax allocation or other agreement pursuant to which it has liability for Taxes of another Person (other than an agreement the principal subject matter of which is not Taxes).

(f)          The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i)          change in method of accounting for a taxable period ending on or prior to the Closing Date;

(ii)         “closing agreement” as described in IRC §7121 (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed on or prior to the Closing Date;

(iii)        installment sale or open transaction disposition made on or prior to the Closing Date; or

(iv)        prepaid amount received on or prior to the Closing Date.

(g)          The Company has not distributed stock of another corporation and has not had its stock distributed by another corporation, in a transaction that was purported or intended to be governed in whole or in part by IRC §355 or IRC §361.

(h)          Seller has made available to Purchaser prior to the date hereof true, correct and complete copies of all material Returns and examination reports and all statements of deficiencies relating to Taxes of the Company for taxable periods ending on or after March 3, 2015. The Company has not received any Tax Ruling that would have a continuing effect after the Closing Date. For purposes of the preceding sentence, the term “Tax Ruling” shall mean written rulings of a Governmental Entity relating to Taxes. No power of attorney currently in force has been granted by the Company concerning any Tax matter.

(i)           The Company is not and has not been a party to any “listed transaction,” as defined in IRC §6707A(c)(2) and Reg. §1.6011-4(b)(2).

(j)           The representations and warranties in this Section 4.12 are the sole and exclusive representations and warranties of Seller concerning Tax matters of the Company. Notwithstanding any provision in this Agreement to the contrary, Seller makes no representation as to the amount of, or limitations on, any net operating losses, tax credits or other tax attributes that the Company may have.

4.13         Intellectual Property.

(a)          Section 4.13(a) of the Seller Disclosure Letter sets forth an accurate and complete list of all registered Trademarks owned by the Company, and all pending applications that have been filed by the Company for the registration of Trademarks. With respect to such registered Trademarks (i) all registration, maintenance and renewal fees required by applicable Law to be paid prior to the date hereof have been paid, and (ii) all documents and certificates required by Law to be filed prior to the date hereof have been filed with the relevant trademark authorities for the purpose of maintaining such registered Trademarks. All registration agreements with respect to material Internet domain names that are included within the Owned IP Assets are in full force and effect.

(b)          Section 4.13(b) of the Seller Disclosure Letter lists the registration numbers of all copyright registrations and renewals for the Owned IP Assets, including numbers of U.S. copyright registrations obtained for any animated television program or documentary included in the Owned IP Assets.

(c)          Except as set forth in Section 4.13(c) of the Seller Disclosure Letter, and subject to Permitted Liens and the provisions of applicable Laws and Orders, (i) the Company (A) owns and possesses all right, title and interest in and to the Owned IP Assets, and (B) possesses the right to use, pursuant to a license, sublicense or other legal rights, the Licensed IP Assets, and (ii) the registered or issued Owned IP Assets are valid, subsisting, enforceable and in full force and effect. To the Knowledge of the Seller, the current use by the Company in the Business of the IP Assets does not violate, infringe, or breach, and, since March 3, 2015 has not violated, infringed, or breached, any Intellectual Property right of any Third Party.

(d)          Except as set forth in Section 4.13(d) of the Seller Disclosure Letter, since March 3, 2015, no written claims have been received by the Company and, to the Knowledge of the Seller, no verbal claims have been received, from any other Person to the effect that the Company’s use of the IP Assets infringes, violates or breaches any Intellectual Property right, of such other Person, except for infringements, violations or breaches which, if proved, would not, individually or in the aggregate, reasonably be expected to result in material costs or liabilities to the Business.

(e)          The Company has taken commercially reasonable measures consistent with reasonable industry practice to enforce its Intellectual Property rights in and to the IP Assets, and to the Knowledge of the Seller, there is no infringement or violation of any of the Owned IP Assets by a Third Party which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(f)          Except as set forth in Section 4.13(f) of the Seller Disclosure Letter, no Orders to which the Company is a party limit or restrict the Company’s use of the IP Assets in the Business, except for Orders which, individually or in the aggregate, would not reasonably be expected to result in material costs or liabilities to, or have a Material Adverse Effect.

(g)          Except as set forth in Section 4.13(g) of the Seller Disclosure Letter, the consummation of the Purchase will not (i) result in the loss or impairment of any rights to use any of the IP Assets that the Company had in any of such IP Assets immediately prior to the Closing Date or (ii) obligate Purchaser to pay any royalties or other amounts to any other Person in excess of the amounts that would have been payable by the Company for the same use absent the consummation of the Purchase, except where such loss or impairment (in the case of clause (i)) or obligation to pay any royalties or other amounts (in the case of clause (ii)), would not, individually or in the aggregate, reasonably be expected to result in material costs or liabilities to, or have a Material Adverse Effect.

(h)          The Owned IP Assets are free and clear of all Liens, except (i) as provided under applicable Law, (ii) as set forth on Section 4.13(h) of the Seller Disclosure Letter, (iii) Liens that do not interfere with the use or detract from the value of such Owned IP Assets, or (iv) Permitted Liens.

(i)           Section 4.13(i) of the Seller Disclosure Letter sets forth a complete and accurate list of all material software owned by the Company and used by the Company in the Business (“Seller Software”). Subject to provisions of applicable Law and except as set forth on Section 4.13(j) of the Seller Disclosure Letter, the Company is the sole and exclusive owner of all right and title and interest in and to the Seller Software, free and clear of Liens, other than Permitted Liens.

4.14         Compliance with Laws. The Company holds all Governmental Authorizations necessary for the lawful conduct of the Business, and each such Governmental Authorization is valid and in full force and effect in all material respects. Except as disclosed in the SEC Reports, (a) the Company is not in violation of any Governmental Authorizations or Law or Order, and (b) the Business is being and has been, since March 3, 2015, conducted in compliance in all material respects with all applicable Laws and Orders.

4.15         Finders; Brokers. Except as set forth on Section 4.15 of the Seller Disclosure Letter, no agent, broker, Person or firm acting on behalf of the Company, Seller or any of their respective Affiliates is, or shall be, entitled to any broker’s fees, finder’s fees or commissions from Purchaser in connection with this Agreement or any of the transactions contemplated hereby.

4.16         Employees and Benefit Plans. The Company has not at any time had any employees or maintained any deferred compensation, incentive compensation, stock purchase, stock option or other equity compensation plan, program, agreement or arrangement; any severance or termination pay, medical, surgical, hospitalization, life insurance or other “welfare” plan, fund or program (within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)); any profit-sharing, stock bonus or other “pension” plan, fund or program (within the meaning of Section 3(2) of ERISA); any employment, termination or severance agreement; and any other employee benefit plan, fund, program, agreement or arrangement. The Company is not a party to any agreement, contract, arrangement, or plan that has resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of IRC §280G (or any corresponding provision of state, local or non-U.S. Tax law). The Company has not at any time since March 3, 2015 sponsored, maintained, participated in or had any obligation to contribute to (or been under common control with an employer which sponsored, maintained, participated in or contributed to), or otherwise has any liability with respect to, any “defined benefit plan,” as defined in Section 3(35) of ERISA, a pension plan subject to the minimum funding standards of Section 302 of ERISA or Section 412 of the Code, or a “multiemployer plan,” as defined in Section 3(37) of ERISA. The Company does not have any liability for excise taxes under Code Section 4980H, nor, to the Knowledge of the Seller, do any facts exist that would give rise to any such liability.

4.17         Certain Payments. Since March 3, 2015, neither the Company nor, to the Knowledge of the Seller, any agent, employee or other Person associated with or acting for or on behalf of the Company, has directly or indirectly (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of form, whether in money, property or services (i) to obtain favorable treatment in securing business for the Business, (ii) to pay for favorable treatment for business secured for the Business, or (iii) in violation of any Law or Order applicable to the Business, or (b) established or maintained any fund or asset owned or controlled by the Company that has not been recorded in the books and records of the Company.

4.18         Accounts Receivable. The accounts receivable that are reflected in the Financial Statements (collectively, the “Business Accounts Receivable”) include all accounts receivable for the Company and represent estimates in U.S. dollars of earned royalty payments or fixed-amount advance and guaranteed royalty payments to be made to the Company by licensees of the Business in the ordinary course consistent with past practice. Section 4.18 of the Seller Disclosure Letter contains a list, complete and accurate in all material respects, of the Business Accounts Receivable as of the Balance Sheet Date, derived from the books and records of the Company, consistent with past practice. The reserves for bad debt shown on the Financial Statements are, to the Knowledge of the Seller, adequate and calculated consistently with past practice. All Business Accounts Receivable have arisen in the ordinary course of business consistent with past practice and are estimates of valid obligations due to the Company arising out of bona fide Contracts or other arrangements between the Company, on the one hand, and their respective counterparties, on the other hand.

4.19         Transactions with Affiliates. Except as described on Section 4.19 of the Seller Disclosure Letter and for the services to be provided temporarily under the Transition Services Agreement, there are no services currently being provided to the Business by Seller or any Affiliate of Seller that are material to the Business, and no contracts that are currently in effect between or among the Company and Seller or any Affiliate of Seller.

4.20         Insurance.

(a)          Seller has made available to Purchaser copies of all policies of insurance to which the Company is a party or under which the Company, or its affiliates, are covered. Such policies are in full force and effect as of the date hereof.

(b)          The Company has not claimed any losses for the current policy year or in any of the three (3) preceding policy years under any policy that provides coverage to the Company.

(c)          To the Knowledge of the Seller, the Company has not received any notice of refusal of coverage or any notice that a defense will be afforded with reservation of rights, or any notice of cancellation or any other indication that any insurance policy is no longer in full force or effect or will not be renewed or that the issuer of any policy is not willing or able to perform its obligations thereunder, any of which individually, or all of which in the aggregate, would have a Material Adverse Effect.

4.21         No Material Adverse Effect. Since December 31, 2016 through the date of this Agreement, there has been no change, circumstance, occurrence, event, development or effect that, individually or in the aggregate, is, has or would reasonably be expected to have a Material Adverse Effect.

4.22         Exclusivity of Representations. THE REPRESENTATIONS AND WARRANTIES BY EACH SELLER CONTAINED IN ARTICLE IV CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF SUCH SELLER TO PURCHASER IN CONNECTION WITH THE TRANSACTION CONTEMPLATED HEREBY, AND PURCHASER UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE EXPRESS OR IMPLIED ARE SPECIFICALLY DISCLAIMED BY SELLER.

Article V

Representations and warranties of Purchaser

Except as set forth in the disclosure letter (the “Purchaser Disclosure Letter”) delivered by Purchaser to Seller concurrently with the execution of this Agreement (it being agreed that any matter disclosed pursuant to any section of the Purchaser Disclosure Letter shall be deemed disclosed for purposes of any other section of the Purchaser Disclosure Letter to the extent the applicability of the disclosure to such other section is reasonably apparent on the face of such disclosure), Purchaser hereby represents and warrants to Seller as follows:

5.1           Corporate Due Organization, Good Standing and Corporate Power of Purchaser. Purchaser is a limited liability company duly organized, validly existing and in good standing (or the equivalent thereof) under the Laws of the State of Delaware and has all requisite limited liability company power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Purchaser is an indirect wholly-owned Subsidiary of DHX.

5.2           Authorization; Noncontravention.

(a)          Purchaser has the requisite corporate power and authority and has taken all corporate or other action necessary to execute and deliver this Agreement and all other instruments and agreements to be delivered by Purchaser as contemplated hereby, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Purchaser of this Agreement and all other instruments and agreements to be delivered by Purchaser as contemplated hereby, the consummation by it of the transactions contemplated hereby and thereby and the performance of its obligations hereunder and thereunder have been, and in the case of documents required to be delivered at the Closing will be, duly authorized and approved by the board of directors of Purchaser. This Agreement has been, and all other instruments and agreements to be executed and delivered by Purchaser as contemplated hereby will be, duly executed and delivered by Purchaser. Assuming that this Agreement and all such other instruments and agreements constitute valid and binding obligations of Seller and each other Person (other than Purchaser) party thereto, this Agreement and all such other instruments and agreements constitute valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with the terms thereof, except to the extent that such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether considered in a proceeding in equity or at law).

(b)          The execution and delivery of this Agreement and all other instruments and agreements to be delivered by Purchaser as contemplated hereby do not, and the consummation of the transactions contemplated hereby and thereby will not, (i) conflict with any of the provisions of the certificate of incorporation or by-laws or similar governance documents of Purchaser, in each case, as amended to the date of this Agreement, (ii) conflict with or result in a breach of, or constitute a default under, or result in the acceleration of any obligation or loss of any benefits under, any Contract or other instrument to which Purchaser is a party or by which Purchaser or any of its properties or assets are bound or (iii) subject to (x) the applicable requirements of the HSR Act and any other applicable Antitrust Laws and (y) receipt of the consents, approvals, authorizations, declarations, filings and notices referred to in Section 5.3 of the Purchaser Disclosure Letter, contravene any Law or any Order applicable to Purchaser or by which any of its properties or assets are bound, except in the case of clauses (ii) and (iii) above, for such conflicts, breaches, defaults, consents, approvals, authorizations, declarations, filings or notices which do not and would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or impair Purchaser’s ability to consummate the transactions contemplated by this Agreement.

5.3           Consents and Approvals. Assuming all required Antitrust Filings are made and any waiting periods thereunder have been terminated or expired and any consents required thereunder have been obtained, except as set forth in Section 5.3 of the Purchaser Disclosure Letter, no consent of or filing with any Governmental Entity or any other Person must be obtained or made by Purchaser in connection with the execution and delivery of this Agreement by Purchaser or the consummation by Purchaser of the transactions contemplated by this Agreement, except for any consents, approvals, authorizations or filings, which have been obtained or made or, if not made or obtained, do not and would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or impair Purchaser’s ability to consummate the transactions contemplated by this Agreement.

5.4           Available Funds.

(a)          Purchaser has, as of the date of this Agreement, committed financing and will have, on the Closing Date, unrestricted cash on hand and, if necessary, unrestricted cash available to it under credit facilities in place on the date hereof, sufficient to consummate the transaction contemplated hereby.

(b)          Concurrently with the execution of this Agreement, Purchaser has delivered to Seller true, correct and complete copies of an executed debt commitment letter and each executed fee letter and engagement letter associated therewith (provided, that provisions in the fee or engagement letter related solely to fees and economic terms (other than covenants) agreed to by the parties may be redacted), dated as of the date hereof (such commitment letter(s), including all exhibits, schedules, annexes, supplements and amendments thereto and each such fee letter and engagement letter, collectively, the “Debt Commitment Letter”), from Royal Bank of Canada and Jeffries Finance LLC (the “Debt Financing Source”) providing the terms and conditions upon which the Debt Financing Source has committed to provide up to six hundred fifteen million dollars ($615,000,000) (the “Debt Financing Proceeds”) of debt financing (the “Debt Financing”). The Debt Commitment Letter in the form so delivered is valid and in full force and effect with respect to Purchaser and, to the Knowledge of the Purchaser, each other party thereto, such commitments have not been withdrawn, terminated or otherwise amended or modified in any respect, and no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Purchaser under any term or condition of the Debt Commitment Letter. The Debt Commitment Letter (together with the fee letter referred to therein) constitutes the entire and complete agreement between the parties thereto with respect to the financings contemplated thereby, and, except as set forth, described or provided for in the Debt Commitment Letter, (i) there are no conditions precedent to the respective obligations of the Debt Financing Source to provide the Debt Financing, and (ii) there are no contractual contingencies or other provisions under any agreement (including any side letters) relating to the transactions contemplated by this Agreement to which Purchaser or any of its Affiliates is a party that would permit the Debt Financing Source to reduce the total amount of the Debt Financing Proceeds available under the Debt Financing or impose any additional conditions precedent to the availability of the Debt Financing. Purchaser has fully paid any and all commitment fees, if any, or other fees required by the Debt Commitment Letter to be paid as of the date hereof. As of the date hereof, Purchaser has no reason to believe that any of the conditions to the Debt Financing will not be satisfied on a timely basis or that the funding contemplated in the Debt Financing will not be made available to Purchaser on a timely basis in order to consummate the transactions contemplated by this Agreement. The Debt Financing Proceeds available under the Debt Financing are sufficient to pay the Purchase Price and all of Purchaser’s and its Affiliates’ fees and expenses associated with the transaction contemplated in this Agreement in accordance with the terms hereof. The obligations of Purchaser under this Agreement are not contingent on the availability of financing.

5.5           Litigation. There is no action, suit, proceeding at law or in equity, or any arbitration by, before or against any Governmental Entity or any other Person pending, or, to the Knowledge of the Purchaser, threatened in writing, against or affecting Purchaser, or any of its properties or rights, which if determined adversely would reasonably be expected to, individually or in the aggregate, prevent, materially delay or impair Purchaser’s ability to consummate the transactions contemplated by this Agreement. Purchaser is not subject to any Order which seeks to or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or impair Purchaser’s ability to consummate the transactions contemplated by this Agreement.

5.6           Finders; Brokers. Except as set forth in Section 5.6 of the Purchaser Disclosure Letter, no agent, broker, Person or firm acting on behalf of Purchaser or any of its Affiliates is or shall be entitled to any broker’s fees, finder’s fees or commissions from Seller or any of its Affiliates in connection with this Agreement or any of the transactions contemplated hereby.

5.7           Investigation and Acknowledgment by Purchaser. Purchaser has conducted its own independent investigation, verification, review and analysis of the Company and Business, results of operations, financial condition, software, technology and prospects of the Business, which investigation, review and analysis was conducted by Purchaser and its Affiliates and, to the extent Purchaser deemed appropriate, by Purchaser’s Representatives. Purchaser acknowledges that it and its Representatives have been provided adequate access to the personnel, properties, premises and records of the Business. Purchaser acknowledges that the representations and warranties contained in this Agreement are exclusive of any other representations and warranties, express or implied, and that neither Seller nor any of its Affiliates, Representatives or any other Person makes or has made any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Purchaser or any of its Affiliates and Representatives, except as and only to the extent expressly set forth in this Agreement and subject to the limitations and restrictions contained in this Agreement.

5.8           Exclusivity of Representations. THE REPRESENTATIONS AND WARRANTIES BY PURCHASER CONTAINED IN ARTICLE V CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF PURCHASER TO SELLER IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND SELLER UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE EXPRESS OR IMPLIED ARE SPECIFICALLY DISCLAIMED BY PURCHASER.

Article VI

COVENANTS

6.1           Access to Information Concerning Properties and Records.

(a)          During the period from the date of this Agreement through and including the earlier of (i) the date this Agreement is terminated in accordance with Section 9.1 and (ii) the Closing Date, Seller shall, and shall cause the Company to, upon reasonable prior notice and during regular business hours, afford Purchaser and its Representatives reasonable access to the personnel, properties, and books and records of Seller and the Company relating to the Business, to the extent Purchaser reasonably believes necessary or advisable to familiarize itself with such properties and other matters and as Purchaser may reasonably request; provided, that Seller may restrict the foregoing access to the extent that in the reasonable judgment of Seller, any applicable Law requires it to restrict such access; provided, further, that such access shall not unreasonably disrupt the operations of Seller or any of its Affiliates. Notwithstanding anything to the contrary contained in this Agreement, Seller shall not be required to provide any information or access that Seller reasonably believes could violate applicable Law, including Antitrust Laws, rules or regulations or the terms of any Contract or cause the waiver of attorney/client or similar privilege.

(b)          Nothing contained in this Agreement shall be construed to give to Purchaser, directly or indirectly, rights to control or direct the Company or the Business prior to the Closing or any other business or operations of Seller. Prior to the Closing, Seller shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of the Company and the Business and shall at all times exercise complete control and supervision of all of its other businesses and operations.

(c)          Purchaser hereby agrees that it is not authorized to and shall not (and shall not permit any of its respective Representatives to) contact any competitor, contractor, vendor, supplier, distributor, customer, agent or Representative of Seller, the Company or with respect to the Business or the transactions contemplated hereby prior to the Closing without the prior written consent of Seller.

6.2           Conduct of Seller and the Business. Between the date hereof and the earlier of the Closing Date and the termination of this Agreement pursuant to or in accordance with Article IX hereof, except as otherwise taken with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned) or as required by any Law, Seller shall, and shall cause the Company to:

(a)          conduct the Business substantially in the ordinary course;

(b)          comply with all requirements of all applicable Laws and Orders;

(c)          use reasonable efforts in accordance with past practice to preserve intact its current business organization, keep available the services of its current employees and agents, and maintain business relations and goodwill with suppliers, customers, landlords, creditors, employees, agents, licensees, clients and others having business relationships with it that are material to the Business;

(d)          not renew or extend any Material Contract or enter into a License Agreement that would be required to be listed on Section 4.11(a) of the Seller Disclosure Letter if it had been entered into prior to the date of this Agreement; provided, however, that (i) the automatic renewal of any Material Contract in accordance with its terms, or (ii) the negotiated extension or renewal of any Material Contract that is scheduled to expire in accordance with its terms between the date hereof and the End Date, provided that such negotiated extension or renewal is made in the ordinary course of business consistent with past practice and on terms that, in all material respects, are no less favorable to the Company than the terms existing immediately prior to such extension or renewal, shall be permitted hereunder if such Material Contract is specifically listed in Section 6.2(d) of the Seller Disclosure Letter

(e)          not permit, allow or suffer any asset of the Business to become subjected to any Lien other than Permitted Liens, other than in the ordinary course and not having a Material Adverse Effect, except to the extent any such Lien is released or fully discharged at or prior to Closing; and

(f)           not file any amended material Returns for the Pre-Closing Period or settle any Tax Contests with any Governmental Entity that would result in any material Tax liability to Purchaser, the Company or any of their Subsidiaries.

6.3           Efforts to Close; Antitrust Laws.

(a)          Except as otherwise provided in this Section 6.3, Purchaser and Seller shall, and shall cause their respective Affiliates and Representatives to, cooperate and use their respective commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to make, or cause to be made, all filings necessary, proper or advisable under applicable Laws and to consummate and make effective the transactions contemplated by this Agreement, including their respective commercially reasonable efforts to obtain, prior to the Closing Date, all Permits, consents, approvals, authorizations, qualifications and Orders of Governmental Entities as are necessary for consummation of the transactions contemplated by this Agreement and to fulfill the conditions to consummation of the transactions contemplated hereby set forth in Section 7.2 and Section 7.3; provided, that neither Seller nor any of its Affiliates shall be required, unless otherwise expressly set forth herein, to repay any indebtedness for borrowed money, amend any Contract to increase the amount payable thereunder or otherwise to be materially more burdensome to Seller or any of its Affiliates, commence any litigation, offer or grant any accommodation (financial or otherwise) to any Third Party, pay any amount or bear any other incremental economic burden to obtain any such Permit, consent, approval, authorization, qualification or Order; provided, further, that no party hereto shall incur any expense that would be payable by any other party hereto without the consent of such other party.

(b)          Purchaser and Seller shall file, to the extent required, the Notification and Report Forms required under the HSR Act with respect to the transactions contemplated by this Agreement with the Antitrust Division of the United States Department of Justice and the Federal Trade Commission, and Purchaser and Seller shall each pay 50% of the required filing fee, as promptly as practicable and in no event later than ten (10) Business Days following the date hereof, and neither party will request early termination of the waiting period with respect thereto. Purchaser and Seller shall use their respective reasonable best efforts to make any other filings required under any other Antitrust Law as promptly as practicable following the date hereof.

(c)          Purchaser and Seller shall consult and cooperate with one another in connection with the preparation of their respective Notification and Report Forms, and consider in good faith the views of the other party, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with proceedings under or relating to any Antitrust Laws and in connection with resolving any investigation or other inquiry concerning the Purchase or any of the other transactions contemplated by this Agreement initiated by any Antitrust Authority.

(d)          Purchaser shall take all actions reasonably necessary to obtain the required consents from Antitrust Authorities, including antitrust clearance under the HSR Act and under any other Antitrust Law, to the extent required, as promptly as practicable, and in any event prior to the End Date; provided, however, that neither Purchaser nor any of its Affiliates shall be required to agree to (i) sell, hold, divest, discontinue or limit, before or after the Closing Date, any assets, businesses or interests of Purchaser, its Affiliates or the Company, (ii) any conditions relating to, or changes or restrictions in, the operations of any such assets, businesses or interests which, in either case, could reasonably be expected to result in a Material Adverse Effect or materially and adversely impact the economic or business benefits to Purchaser of the transactions contemplated by this Agreement; or (iii) any material modification or waiver of the terms and conditions of this Agreement.

6.4           Public Announcements. Seller, on the one hand, and Purchaser, on the other hand, each shall (a) consult with each other before issuing any public announcement with respect to the transactions contemplated by this Agreement, (b) provide to the other party for review a copy of any such public announcement and (c) not issue any such public announcement prior to such consultation and review and the receipt of the prior consent of the other party to this Agreement, unless (x) required by applicable Law or regulations of any applicable stock exchange or, (y) in connection with Iconix’s or DHX’s earning releases and periodic reports, in the case of clauses (a), (b) and (c) of this Section 6.4, the party required to issue the public announcement shall, prior to issuing such public announcement, use its commercially reasonable efforts to allow the other party reasonable time to comment on such announcement to the extent practicable.

6.5           Notification of Certain Matters. Purchaser, on the one hand, and Seller, on the other hand, shall use their respective commercially reasonable efforts to promptly notify each other of any material actions, suits, claims or proceedings in connection with the transactions contemplated by this Agreement commenced or, to the Knowledge of the Purchaser or the Knowledge of the Seller, threatened, against Seller or Purchaser, as the case may be, or any of their respective Affiliates.

6.6           Post-Closing Access to Records and Personnel; Litigation Support.

(a)          For a period of seven (7) years after the Closing Date, Purchaser shall preserve and retain all corporate, accounting, Tax, legal, auditing, human resources and other books and records of the Company and the Business (including (i) any documents relating to any action, claim, lawsuit, demand, inquiry, hearing, investigation, notice of a violation or noncompliance, litigation, proceeding, arbitration, appeal or other dispute and (ii) all Returns, schedules, work papers and other material records or other documents relating to Taxes of the Company and the Business) relating to the Company or the conduct of the Business prior to the Closing Date. Notwithstanding the foregoing, during such seven-year period, Purchaser may dispose of any such books and records which are offered to, but not accepted by, Seller.

(b)          Following the Closing, the parties hereto will allow each other reasonable access to (i) the Company, the Business, and the Owned IP Assets, (ii) their books and records related to the Company, the Business, and the Owned IP Assets, and (iii) such personnel employed by an Affiliate of Seller having knowledge of the location or contents of such books and records, for legitimate business reasons; provided, however, that no such access shall unreasonably interfere with Seller’s and Purchaser’s operation of their respective businesses. Notwithstanding anything to the contrary contained in this Agreement, no Person shall be required to provide any information or access that such Person reasonably believes could violate applicable Law, including Antitrust Laws, rules or regulations or the terms of any Contract or cause the waiver of attorney/client or similar privilege. Each party shall be entitled to recover from the other its out-of-pocket costs (including copying costs) incurred in providing such books and records or personnel to the other party. The requesting party will hold in confidence all confidential information identified as such by, and obtained from, the disclosing party or any of its Representatives, except as otherwise required by Law.

(c)          If and for so long as Seller or Purchaser is actively contesting or defending against any action, claim, lawsuit, demand, inquiry, hearing, investigation, notice of a violation or noncompliance, litigation, proceeding, arbitration, appeal or other dispute, brought by a Third Party in connection with (i) the Purchase or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Company, the Business, or the Owned IP Assets, the non-contesting or non-defending party or parties shall, at the sole cost and expense of the contesting or defending party (except as otherwise provided in Section 6.6(b)), (x) cooperate with the contesting or defending party and its counsel in the defense or contest, (y) make available its or their personnel (including to act as a witness) and (z) provide such access to its or their books and records as shall be necessary or reasonably requested in connection with the defense or contests; provided, however, that no such cooperation or access shall unreasonably interfere with such non-contesting or non-defending party’s operation of its business(es). All non-public information received pursuant to this Section 6.6 shall be kept confidential, except as otherwise required by Law. Notwithstanding anything to the contrary contained in this Agreement, no Person shall be required to provide any access that such Person reasonably believes could violate applicable Law, including Antitrust Laws, rules or regulations or the terms of any Contract or cause the waiver of attorney/client or similar privilege. Each party shall be entitled to recover from the other its out-of-pocket costs incurred in providing such personnel and access to the other party.

(d)            The obligations of Purchaser under this Section 6.6 shall be binding upon the successors and assigns of Purchaser. If Purchaser or any of its successors or assigns (i) consolidates with or merges into any other Person or (ii) transfers all or any portion of the Interests to any other Person (whether by asset sale, stock sale or otherwise), proper provision shall be made to bind the successors and assigns of Purchaser to the obligations set forth in this Section 6.6.

6.7           Tax Matters.

(a)          All stamp, transfer, documentary, sales and use, value added, registration and other such taxes and fees (including any penalties and interest) incurred in connection with this Agreement or the Purchase (collectively, the “Transfer Taxes”), shall be borne 50% by Seller and 50% by Purchaser, and Purchaser shall properly file on a timely basis all necessary Returns and other documentation with respect to any Transfer Tax and provide to Seller evidence of payment of all Transfer Taxes. If required by applicable Law, the parties hereto shall, and shall cause their respective Affiliates to, join in the execution of any such Returns and other documentation; provided, however, that, to the extent that Seller is required to join in the execution of any such Return or documentation, Purchaser shall prepare and deliver to Seller a copy of such Return at least five (5) Business Days before the due date thereof and shall not file such Return without the consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

(b)          (i)         All Returns, including any amendments thereto, for Taxes and Tax items relating to the operations or assets of the Company, but not imposed on the Company (to the extent such Tax items are reflected on or affect the amounts reported on the Returns of the Company) for any tax period ending on or before the Closing Date (including any tax period ending on the Closing Date as a result of a technical termination) (“Flow-Through Returns”) shall be prepared and filed in the sole discretion of Seller; provided, however, Seller shall: (A) prepare such Flow-Through Returns in a manner consistent with past practice unless otherwise required by law, and (B) not change any tax election nor make any new tax election on such Flow-Through Returns, which tax election is required to remain in effect on any Tax Return that includes, in whole or in part, any period after the Closing Date, without the consent of Purchaser, which consent shall not be unreasonably withheld or delayed. Purchaser shall cause the Company to provide any assistance and information reasonably requested by Seller to enable Seller (or any other persons preparing Flow-Through Returns) to prepare Flow-Through Returns.

(ii)         All Returns, including any amendments thereto, for Taxes and Tax items relating to the operations or assets of the Company, that are imposed on the Company for periods ending on or prior to the Closing Date (the “Non-Flow-Through Returns”) shall be prepared by Seller and copies of such Returns shall be provided to the Purchaser for review and approval, which approval shall not be unreasonably withheld or delayed. Purchaser shall cooperate with Seller’s reasonable requests for assistance and information in connection with the preparation of the Non-Flow-Through Returns.

(iii)        Purchaser and Seller shall cooperate fully, to the extent commercially reasonable, in connection with (y) the filing of Flow-Through Returns and Non-Flow-Through Returns, (z) any Tax Contest with respect to Flow-Through Returns or Non-Flow-Through Returns and Taxes relating to such Returns and (iii) the preparation of any financial statements to the extent related to such Taxes. Seller shall have the right to control any Tax Contest with respect to Taxes and Returns that relate to any Flow-Through Return and Non-Flow-Through Returns (such tax matter, a “Seller Tax Matter”); provided, however, Seller shall not settle any Tax Contest with respect to a Seller Tax Matter to the extent such settlement would have a Material Adverse Effect on Purchaser without the consent of Purchaser, which consent shall not be unreasonably withheld or delayed. Purchaser shall provide Seller with notice of any written inquiries, audits, examinations or proposed adjustments by the Internal Revenue Service or any other Taxing Authority, which relate to any Seller Tax Matter within ten (10) days of the receipt of such notice.

(iv)        Purchaser shall be responsible for the preparation and filing of all Post-Closing Period Returns. If a Post-Closing Period Return is a Straddle Period Return, then, (y) prior to filing such Return, Purchaser shall provide Seller a copy of such Return not later than thirty (30) days prior to the due date for such Return for Seller review and approval, which approval shall not be unreasonably withheld or delayed and (z) such Return shall be prepared in accordance with past practice, unless otherwise required by Law. Seller and Purchaser shall jointly control any Tax Contest with respect to a Straddle Period Return (and neither party shall settle any such Tax Contest without the other party’s consent, such consent not to be unreasonably withheld or delayed). To the extent it is necessary for purposes of this Agreement to determine the allocation of Taxes among a Straddle Period, the amount of any Taxes based on or measured by income, receipts, payroll or sales of the Company will be determined based on an interim closing of the books as of the close of business on the Closing Date and the amount of other Taxes of the Company for a Straddle Period that relates to the Pre-Closing Period will be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

(c)          Seller shall be entitled to retain or, to the extent actually received by or otherwise available to Purchaser or any of its Affiliates, receive payment from Purchaser or any of its Affiliates of, any refund or credit with respect to Taxes (including refunds arising by reason of amended Returns filed after the Closing or otherwise) paid by Seller with respect to any Pre-Closing Period relating to the Company. Purchaser shall be entitled to retain or, to the extent actually received by Seller or any of its Affiliates, receive payment from Seller or any of its Affiliates of, any refund or credit with respect to Taxes (including refunds arising by reason of amended Tax Returns filed after the Closing or otherwise) with respect to any Post-Closing Period relating to the Company.

(d)          Purchaser, on the one hand, and Seller, on the other hand, agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Company (including access to books and records) as is reasonably necessary for the filing of all Returns, the making of any election relating to Taxes, the preparation for any audit by any Taxing Authority and the prosecution or defense of any Tax Contest; provided, however, that neither Purchaser nor Seller shall be required to disclose any income Tax Returns to any Person. Any expenses incurred in furnishing such information or assistance pursuant to this Section 6.7(d) shall be borne by the party requesting it.

(e)          Neither Purchaser nor any Affiliate of Purchaser shall amend any Return with respect to any Pre-Closing Period without the prior consent of Seller, which consent shall not be unreasonably withheld or delayed.

(f)           Notwithstanding anything herein to the contrary, neither Purchaser nor any of its respective Representatives shall have access to the Returns or related workpapers of Seller or any of its Affiliates.

6.8           Further Assurances. At any time and from time to time after the Closing Date, without further consideration, each party hereto shall, at the reasonable request of the other party hereto, execute and deliver such further instruments of conveyance, assignment, assumption and transfer and take such further action as may be necessary or appropriate in order to effectuate the Purchase.

6.9           Audited Financials. Following the date of this Agreement, upon Purchaser’s request and at Purchaser’s expense, Seller will cooperate with Purchaser and the Company in respect of the preparation by Purchaser and the Company of such audited financial statements of the Company as Purchaser may determine are necessary or desirable for securities law compliance or other purposes.

6.10         Financing.

(a)          Purchaser shall use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to arrange, obtain and consummate the Debt Financing on the terms and conditions described in the Debt Commitment Letter on or prior to the Closing Date for the purpose of, among other things, funding the Purchase Price. Such actions shall include: (i) maintaining in full force and effect and in all material respects the Debt Commitment Letter in the form provided to Seller concurrently with the execution of this Agreement, (ii) satisfying on a timely basis all of the conditions precedent and covenants to the Debt Financing applicable to Purchaser that are to be satisfied by Purchaser, (iii) negotiating, executing and delivering definitive documents (“Debt Financing Documents”) that reflect in all material respects the terms contained in the Debt Commitment Letter (including, as necessary, agreeing to any requested changes to the commitments thereunder in accordance with any “flex” provisions contained in the Debt Commitment Letter or any related fee letter), in each case which terms shall not in any material respect expand on the conditions to the funding of the Debt Financing Proceeds at the Closing or reduce the aggregate amount of the Debt Financing Proceeds available to be funded on the Closing Date, (iv) drawing such amount of the Debt Financing Proceeds as is necessary to satisfy Purchaser’s obligations under this Agreement and (v) fully enforcing its rights under the Debt Commitment Letter and the Debt Financing Documents in order to consummate the Debt Financing at or prior to the Closing. Without the prior written consent of Seller (such consent not to be unreasonably withheld, conditioned or delayed), Purchaser shall not permit or consent to any amendment, supplement or modification to be made to the Debt Commitment Letter if such amendment, supplement or modification imposes new or additional conditions to the initial funding or otherwise expands, amends or modifies any of the conditions to the receipt of the Debt Financing, or otherwise expands, amends or modifies any other provision of the Debt Commitment Letter, in a manner that would reasonably be expected to delay or prevent or make less likely the funding of the Debt Financing (or satisfaction of the conditions to the Debt Financing) on the Closing Date, provided that Purchaser may (1) amend the Debt Commitment Letter to add or replace lenders, lead arrangers, bookrunners, syndication agents or similar entities, (2) implement or exercise the “flex” provisions contained in one or more fee letters related to the Debt Financing and (3) reduce the Debt Financing on a dollar for dollar basis upon receipt of the proceeds of an offering of debt or equity securities (an “Equity Issuance”) on or after the date hereof. Purchaser acknowledges and agrees that its obligations to consummate the transactions contemplated by this Agreement are not conditioned or contingent upon receipt of the Debt Financing Proceeds and a failure of the Closing to occur because Purchaser has not received the Debt Financing Proceeds shall constitute a material breach of this Agreement by Purchaser. Purchaser shall keep Seller fully informed, in all reasonable detail, of the status of its efforts to arrange the Debt Financing and shall, from the date hereof until the Closing Date, promptly notify Seller of the receipt by Purchaser of any written notice or other written communication from any Debt Financing Source with respect to any actual, threatened or alleged material breach, default, termination or repudiation by any party to any Debt Commitment Letter or any Debt Financing Document or any material provision of the Debt Financing contemplated pursuant to the Debt Commitment Letter or the Debt Financing Documents, provided that in no event will Purchaser be under any obligation to disclose any information shared among Purchaser and its professional advisors in connection with matters contemplated by this sentence that is subject to attorney-client or similar legal privilege. Purchaser shall promptly provide Seller, upon reasonable request, with copies of any Debt Financing Documents and such other information and documentation regarding the Debt Financing as shall be reasonably necessary to allow Seller to monitor the progress of such financing activities. Upon request, Purchaser shall provide Seller with written updates concerning the status of any Equity Issuance, including whether DHX intends to proceed with an Equity Issuance to raise part of the Purchase Price.

(b)          In the event of any notification or communication that the Debt Financing will not be available to Purchaser in accordance with the terms hereof, Purchaser shall use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange for and obtain as promptly as practicable following the occurrence of any such Financing Failure Event alternative debt financing (the “Alternative Financing”) on commercially reasonable terms, whether or not such terms are more or less favorable to Purchaser than the terms of the Debt Commitment Letter, in an amount sufficient to consummate the transactions contemplated hereby and perform all of their obligations hereunder, it being understood and agreed that if Purchaser proceeds with any Alternative Financing, Purchaser shall be subject to the same obligations with respect to such Alternative Financing as set forth in this Agreement with respect to the Debt Financing. In the event that Alternative Financing is obtained, Purchaser shall promptly provide Seller with a copy of the new financing commitment that provides for such Alternative Financing (the “Alternative Financing Commitment Letter”). If applicable, any reference in this Agreement to “Debt Financing” shall include “Alternative Financing”, any reference to “Debt Commitment Letter” shall include the “Alternative Financing Commitment Letter” and any references to “Debt Financing Documents” shall include the definitive documentation relating to any such Alternative Financing.

(c)          From the date hereof and ending at the earlier of (i) the Closing Date and (ii) termination of this Agreement pursuant to Section 9.1, Seller shall cooperate and cause its officers, employees and advisors, including legal and accounting, to provide to Purchaser, at Purchaser’s sole expense, such reasonable cooperation in connection with the arrangement of the Debt Financing as may be reasonably requested by Purchaser; provided that Seller shall not be required to provide cooperation under this Section 6.10(c) that: (w) unreasonably interferes with the ongoing business of Seller or the Company; (x) causes any representation or warranty in this Agreement to be breached; (y) causes any closing condition set forth in Article VII to fail to be satisfied or otherwise causes the breach of this Agreement or any Contract to which Seller or the Company is a party; or (z) requires Seller or any of its directors, officers, managers or employees to execute, deliver or enter into, or perform any agreement, document or instrument, including any Debt Financing Document, with respect to the Debt Financing that is not contingent upon the Closing or that would be effective prior to the Closing and the directors and managers of Seller shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained, in each case which are effective prior to the Closing. In no event shall Seller be in breach of this Agreement because of the failure to deliver any financial or other information that is not currently readily available to Seller on the date hereof or is not otherwise prepared in the ordinary course of business of Seller at the time requested by Purchaser or for the failure to obtain review of any financial or other information by its accountants.

(d)          In no event shall Seller be required to pay any commitment or similar fee or incur any Liability (including due to any act or omission by Seller or its respective agents, other than acts or omissions constituting gross negligence or willful misconduct) or expense in connection with assisting Purchaser in arranging the Debt Financing or as a result of any information provided by Seller or any of its Affiliates or agents in connection therewith. Purchaser shall, from and after the Closing or promptly after the termination of this Agreement pursuant to Section 9.1, (i) promptly upon request by Seller reimburse Seller for all documented out-of-pocket costs incurred in good faith by Seller in connection with such cooperation and (ii) indemnify and hold harmless Seller, and its Affiliates and agents from and against any and all Liabilities, Losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Debt Financing or providing any of the information utilized in connection therewith, except to the extent of any of such Persons’ gross negligence or willful misconduct.

(e)          To the extent that this Section 6.10 requires Seller’s cooperation with respect to any of Purchaser’s obligations under the Debt Commitment Letter or relating to the Debt Financing, Seller shall be deemed to have complied with this Section 6.10 for purposes of Article VII of this Agreement if Seller has provided Purchaser with the assistance required under this Section 6.10 with respect to the Debt Commitment Letter and the Debt Financing. Notwithstanding anything to the contrary, the condition set forth in Section 7.2(a), as it applies to Seller’s obligations under this Section 6.10, shall be deemed satisfied unless the Debt Financing has not been obtained primarily as a direct result of Seller’s breach of its obligations under this Section 6.10.

6.11         Aged Accounts Receivable Credit. If, at any time within the ninety (90)-day period following the Closing, any Aged Accounts Receivable are paid to Purchaser or its Affiliates, including the Company, upon receipt of any such payments following the Closing, Purchaser and its Affiliates, including the Company, shall promptly, but in no event more than ten (10) Business Days following their receipt thereof, pay such amounts (net of their collection costs associated therewith) to Seller or Seller’s designee by wire transfer of immediately available funds as directed by Seller.

6.12         Efforts to Collect and Reporting. Following the Closing Date and for a period of ninety (90) days thereafter, Purchaser and its Affiliates, including the Company, shall use commercially reasonable efforts to collect any Aged Accounts Receivable and Purchaser and its Affiliates, including the Company, shall not forgive the payment of any such amounts, or modify the terms of payment with respect thereto, without Seller’s prior written consent. Purchaser shall, and shall cause its Affiliates, including the Company, to provide Seller, for a period of one hundred eighty (180) days following the Closing Date, with such access to its or their books and records and with such other information and cooperation as shall be reasonably requested by Seller in connection with Purchaser’s obligations under Section 6.11, and this Section 6.12; provided, however, that no such cooperation or access shall unreasonably interfere with Purchaser and its Affiliates operation of its and their businesses.

6.13         Payment to Wrong Party Following Closing. If following the Closing, either (a) Seller receives amounts that should have been paid to the Company directly for periods following the Closing or (b) the Company receives amounts that should have been allocated or paid to Seller for periods prior the Closing (each, a “Misdirected Payment”), then the party receiving a Misdirected Payment shall promptly, but in no event more than five (5) Business Days following their receipt thereof, pay such amounts (net of their collection costs associated therewith) by wire transfer of immediately available funds to the correct party who should have received the payment directly from the Third Party in the first instance according to payment instructions from such party.

6.14         Transfer of Domain Name Registrations. Purchaser acknowledges that certain domain name registrations used in connection with the Business may be registered in the name of Seller or an Affiliate of Seller and that Seller shall assign such domain name registrations to the Company prior to the Closing; unless the Company may not contractually or lawfully take possession of such domain name registrations, in which case the parties shall use commercially reasonable efforts to assign such domain name registrations to either Purchaser or a different Affiliate of Purchaser. If Purchaser, the Company and Purchaser’s other Affiliates cannot lawfully or contractually take possession of certain domain name registrations used in connection with the Business, Purchaser and Seller shall use their respective commercially reasonable efforts to cooperate in a mutually agreeable arrangement under which Purchaser or its Affiliates would obtain the benefits and assume the obligations associated with possession of such domain name registrations.

Article VII

CONDITIONS PRECEDENT

7.1           Conditions to the Obligations of Each Party. The respective obligations of Purchaser and Seller to consummate and cause the consummation of the Purchase are subject to the satisfaction or waiver in writing by Seller and Purchaser at or before the Closing Date of each of the following conditions:

(a)          Injunctions; Illegality. No Governmental Entity shall have issued, enacted, entered, promulgated or enforced any Law or Order (that is final and non-appealable and that has not been vacated, withdrawn or overturned) restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement.

(b)          HSR Act. Any waiting periods under the HSR Act with respect to the transactions contemplated by this Agreement shall have expired.

(c)          Consents. Seller shall have received executed copies of the consents or waivers set forth on Section 7.1(c) of the Seller Disclosure Letter, which in each case shall be sufficient to permit the consummation of the Purchase.

(d)          Consummation of the Peanuts Transaction. The Peanuts Closing (as defined in the Peanuts Transaction Agreement) shall occur substantially simultaneously with the Closing.

7.2           Conditions to the Obligations of Purchaser. The obligations of Purchaser to consummate and cause the consummation of the Purchase are subject to the satisfaction or waiver by Purchaser on or prior to the Closing Date of the following further conditions:

(a)          Performance. All of the agreements and covenants of Seller to be performed prior to the Closing pursuant to this Agreement shall have been duly performed in all material respects.

(b)          Representations and Warranties. The representations and warranties of Seller contained in Article IV, taken as a whole, shall be true and correct (without giving effect to any “material”, “materially”, “materiality”, “Material Adverse Effect”, “material adverse effect”, “material adverse change” or similar qualifiers contained in any of such representations or warranties) in all material respects as of the Closing Date (or if such representations or warranties are made as of a specified date, as of such specified date) as if made at and as of such date.

(c)          Closing Deliverables. Seller shall have delivered or caused to be delivered to Purchaser the items set forth in Section 2.2(b).

7.3           Conditions to the Obligations of Seller. The obligations of Seller to consummate and cause the consummation of the Purchase are subject to the satisfaction or waiver by Seller, on or prior to the Closing Date, of the following further conditions:

(a)          Performance. All of the agreements and covenants of Purchaser to be performed prior to the Closing pursuant to this Agreement shall have been duly performed in all material respects.

(b)          Representations and Warranties. The representations and warranties of Purchaser contained in Article V, taken as a whole, shall be true and correct in all material respects at and as of the Closing Date (or if such representations or warranties are made as of a specified date, as of such specified date) as if made at and as of such date.

(c)          Closing Deliverables. Purchaser shall have delivered or caused to be delivered to Seller the items set forth in Section 2.2(c).

7.4           Frustration of Closing Conditions. Neither Purchaser nor Seller may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure were caused by such party’s failure to act in good faith or such party’s failure to comply with Section 6.3.

Article VIII

INDEMNIFICATION; REMEDIES

8.1           General Indemnification by Seller. Following the Closing, and subject to the provisions of this Article VIII, Seller shall indemnify and hold harmless Purchaser and its Representatives and Affiliates (including the Company after Closing) (collectively, the “Purchaser Indemnified Persons”) for, and shall pay to the Purchaser Indemnified Persons the amount of, any loss, liability, claim, damage, cost, penalty, fine, judgment, expense (including reasonable out-of-pocket attorneys’ fees), whether or not involving a Third Party claim (collectively, “Damages”), arising out of or resulting from: (a) any breach of any representation or warranty made by Seller in this Agreement; and (b) any breach by Seller of any covenant or obligation of Seller in this Agreement. Seller has not given any representations or warranties with respect to terminations of grants of Copyrights pursuant to 17 U.S.C. Section 203 or Section 304, or the exercise of any rights thereunder, by any Person. Seller shall have no liability with respect to claims for Damages or indemnification by any Purchaser Indemnified Persons concerning any such rights, or the exercise thereof, under 17 U.S.C. Section 203 or Section 304.

8.2           Tax Indemnification by Seller. After Closing, Seller shall indemnify the Purchaser Indemnified Persons, and hold them harmless from and against (a) all Taxes (or the non-payment thereof) of the Company for the Pre-Closing Period and (b) any and all Taxes of any member of an affiliated, consolidated, combined, or unitary group of which the Company is or was a member during the Pre-Closing Period, including pursuant to IRS regulation §1.1502-6 or any analogous or similar state, local or non-U.S. law or regulation.

8.3           Indemnification by Purchaser. Following the Closing, Purchaser shall indemnify and hold harmless Seller and its Representatives and Affiliates (including the Company prior to Closing) (collectively, the “Seller Indemnified Persons”) for, and shall pay to the Seller Indemnified Persons the amount of any Damages arising out of or resulting from (a) any breach of any representation or warranty made by Purchaser in this Agreement, or (b) any breach by Purchaser of any covenant or obligation of Purchaser in this Agreement.

8.4           Time Limitations. Seller will not be liable (for indemnification or otherwise) with respect to any representation or warranty, or covenant or obligation to be performed and complied with prior to the Closing Date, other than those in Sections 4.1, 4.2(a), 4.3, 4.4 and 4.12 (the “Fundamental Reps”), or Sections 4.7, 4.13 or 4.19 (the “Designated Reps”), unless on or before [**]8, Purchaser notifies Seller in writing of a claim. A claim with respect to the Fundamental Reps may be made by Purchaser at any time [**]9. A claim with respect to the Designated Reps may be made by Purchaser at any time [**]10. If the Closing occurs, Purchaser will not be liable (for indemnification or otherwise) with respect to any representation or warranty, or covenant or obligation to be performed and complied with prior to the Closing Date, unless, [**]11, Seller notifies Purchaser in writing of a claim. All claims shall specify the factual basis of that claim in reasonable detail to the extent then known by such party initiating the claim. Each of the covenants and agreements of the Seller set forth in this Agreement shall expire on the Closing Date; provided that the covenants and agreements contained herein requiring performance after the Closing Date shall survive in accordance with their terms.

[8][**] –	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

[9][**] –	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

[10][**] –	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

[11][**] –	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

8.5           Limitations on Amount.

(a)          In no event shall either party have the right to loss of profits or consequential, incidental, special or punitive damages of any kind whatsoever.

(b)          Seller shall have no liability with respect to claims for indemnification by the Purchaser Indemnified Persons, and Purchaser shall have no liability with respect to claims for indemnification by the Seller Indemnified Persons, until (and only to the extent that) the total of all Damages with respect to claims for indemnification under this Agreement and/or under the Peanuts Transaction Agreement, in the aggregate, exceed an amount equal to [**]12 (the “Basket”), which amount shall be treated as a deductible for purposes of this Article VIII.

(c)          In no event shall the Purchaser Indemnified Persons or Seller Indemnified Persons, as the case may be, be entitled to recover Damages from the other in excess of an amount equal to [**]13 in the aggregate with respect to claims for indemnification under this Agreement and/or under the Peanuts Transaction Agreement (the “Cap”), provided that the Cap shall be reduced from time to time to reflect payments for indemnification for which the Cap applies.

(d)          The Purchaser Indemnified Persons’ right to indemnification shall be reduced to the extent that the subject matter of any claim is covered by and payable pursuant to any insurance policy, warranty or indemnification from a Third Party.

(e)          No party hereto shall be obligated to indemnify any other Person with respect to (i) any representation, warranty, covenant or condition specifically waived in writing by the other party on or prior to the Closing, or (ii) any Damages with respect to any matter if and to the extent such matter was included in the calculation of the Working Capital Adjustment pursuant to Section 3.2.

(f)          Subject to Section 10.10, and except with respect to any claim for fraud, the remedies provided in this Article VIII shall be exclusive and shall preclude other remedies that may be available to Seller, Purchaser, the Seller Indemnified Persons or the Purchaser Indemnified Persons.

[12][**]–	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

[13][**] –	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

(g)          Notwithstanding anything in this Section 8.5 to the contrary, neither the Basket nor the Cap shall apply to Damages arising out of or related to (i) breaches by Seller of any Fundamental Rep, (ii) matters covered by Sections 8.1(b), Section 8.2 or Section 8.3(b), or (iii) actual fraud; provided, however, that in no event shall the Purchaser Indemnified Persons be entitled to recover Damages from Seller with respect to the matters described in the immediately preceding clauses (i) and (ii) in an aggregate amount, together with all other claims for Damages paid or payable under this Article VIII, in excess of the Purchase Price.

8.6           Procedure for Indemnification — Third Party Claims.

(a)          Promptly after receipt by a party indemnified under Section 8.1, 8.2 or 8.3 of notice of the commencement of any Proceeding against it, by a Third Party, any indemnified party will, if a claim is to be made against an indemnifying party under such Section, give written notice to the indemnifying party of the commencement of such claim, but the failure to notify the indemnifying party will not relieve the indemnifying party of any liability that it may have to any indemnified party, except to the extent that the indemnifying party demonstrates that the defense of such action is prejudiced by the indemnified party’s failure to give such notice.

(b)          If any Proceeding referred to in Section 8.6(a) is brought against an indemnified party and it gives written notice to the indemnifying party of the commencement of such Proceeding, the indemnifying party may elect to assume the defense of such Proceeding with counsel reasonably satisfactory to the indemnified party (unless the indemnifying party is also a party to such Proceeding and the indemnified party determines in good faith that joint representation would be inappropriate under applicable standards of legal ethics) and, after written notice from the indemnifying party to the indemnified party of its election to assume the defense of such Proceeding, the indemnifying party shall not, as long as it diligently conducts such defense, be liable to the indemnified party under this Article VIII for any fees of other counsel or any other expenses with respect to the defense of such Proceeding, in each case subsequently incurred by the indemnified party in connection with the defense of such Proceeding. If the indemnifying party assumes the defense of a Proceeding, no compromise or settlement of such claims may be effected by the indemnifying party without the indemnified party’s consent (which consent shall not be unreasonably withheld, conditioned or delayed) unless (i) the compromise or settlement does not involve any statement, finding or admission of any fault of, breach of Contract by, or violation of Law by, the indemnified party, and (ii) the sole relief provided is monetary damages that are paid in full by the indemnifying party. If written notice is given to an indemnifying party of the commencement of any Proceeding and the indemnifying party does not, within thirty (30) days after the indemnified party’s notice is given, give written notice to the indemnified party of its election to assume the defense of such Proceeding, the indemnified party may assume control of the defense of such Proceeding with counsel of its own choosing, at the cost of the indemnifying party, and the indemnifying party will be bound by any determination made in such Proceeding or any compromise or settlement effected by the indemnified party. This Section 8.6 shall not apply to Tax Contests, which shall be governed by Section 6.7(b).

(c)          Each party shall make available to the other all records and other materials reasonably required to contest any claim and shall cooperate fully with the other in the defense of all such claims. Information disclosed by one party to the other shall be kept confidential.

8.7           Adjustment to Purchase Price. The parties agree that any indemnification payment made pursuant to this Agreement shall be treated as an adjustment to the Purchase Price for Tax purposes, unless a Final Determination with respect to the indemnitee or any of its Affiliates causes any such payment not to be treated as an adjustment to the Purchase Price for federal income Tax purposes. For the purposes of this Agreement, “Final Determination” shall mean (a) with respect to federal income Taxes, a “determination” as defined in Section 1313(a) of the Code or execution of an IRS Form 870-AD and, (b) with respect to Taxes other than federal income Taxes, any final determination of liability in respect of a Tax that, under applicable Law, is not subject to further appeal, review or modification through a Proceeding or otherwise (including the expiration of a statute of limitations or a period for the filing of claims for refunds, amended Tax Returns or appeals from adverse determinations).

8.8           Damages. For purposes of determining the amount only of any Damages in connection with this Article VIII, all representations and warranties made by Seller or Purchaser that are qualified by “material,” “Material Adverse Change” or “Material Adverse Effect” shall be deemed to be not so qualified.

Article IX

TERMINATION

9.1           Termination Events. This Agreement may be terminated and the Purchase may be abandoned, at any time prior to the Closing:

(a)          by mutual written consent of Seller and Purchaser;

(b)          by either Seller or Purchaser, if:

(i)          any court or other Governmental Entity shall have issued, enacted, entered, promulgated or enforced any Law or Order (that is final and non-appealable and that has not been vacated, withdrawn or overturned) restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement; provided, that the party seeking to terminate pursuant to this Section 9.1(b)(i) shall have complied with its obligations, if any, under Section 6.3; or

(ii)         the Closing Date shall not have occurred on or prior to the date that is ninety (90) days from the date of this Agreement (the “End Date”); provided, that neither party may terminate this Agreement pursuant to this Section 9.1(b)(ii) if such party is in material breach of this Agreement;

(c)          by Seller, if: (i) any of the representations and warranties of Purchaser contained in Article V shall fail to be true and correct or (ii) there shall be a breach by Purchaser of any covenant or agreement of Purchaser in this Agreement that, in either case, (x) would result in the failure of a condition set forth in Section 7.3(a), Section 7.3(b), or Section 7.1(d) and (y) which is not curable or, if curable, is not cured upon the occurrence of the earlier of (1) the 30th day after written notice thereof is given by Seller to Purchaser and (2) the day that is five (5) Business Days prior to the End Date; provided, that Seller may not terminate this Agreement pursuant to this Section 9.1(c) if Seller is in material breach of this Agreement; or

(d)          by Purchaser, if: (i) any of the representations and warranties of Seller contained in Article IV shall fail to be true and correct or (ii) there shall be a breach by Seller of any covenant or agreement of Seller in this Agreement that, in either case, (x) would result in the failure of a condition set forth in Section 7.2(a), Section 7.2(b), or Section 7.1(d) and (y) which is not curable or, if curable, is not cured upon the occurrence of the earlier of (1) the 30th day after written notice thereof is given by Purchaser to Seller and (2) the day that is five Business Days prior to the End Date; provided, that Purchaser may not terminate this Agreement pursuant to this Section 9.1(d) if Purchaser is in material breach of this Agreement.

9.2           Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.1 by Purchaser, on the one hand, or Seller, on the other hand, written notice thereof shall forthwith be given to the other party specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be terminated and become void and have no effect and there shall be no Liability hereunder on the part of Seller or Purchaser, except that this Article IX (Termination) and Article X (Miscellaneous) shall survive any termination of this Agreement. Nothing in this Section 9.2 shall relieve or release any party to this Agreement of any Liability or damages (which the parties hereto acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven the benefit of the bargain lost (taking into consideration relevant matters, including other combination opportunities and the time value of money) arising out of such party’s material breach of any provision of this Agreement).

9.3           No Recourse to Debt Financing Source.  Notwithstanding anything herein to the contrary and subject to and without derogation of the rights of Purchaser and its Subsidiaries, Affiliates or Representatives under the Debt Commitment Letter (or Alternative Financing Commitment Letter, as applicable), or any Debt Financing Document, Seller and Iconix agree, on behalf of themselves and each of their former, current or future officers, directors, managers, employees, members, partners, stockholders, agents and other representatives and Affiliates (the “Applicable Parties”), that the Debt Financing Source and each of its respective former, current or future general or limited partners, stockholders, managers, members, agents, representatives and Affiliates and each of its successors and assigns, shall be subject to no liability or claims to the Applicable Parties in connection with financing any portion of the Debt Financing or Alternative Financing or in any way relating to this Agreement, any of the transactions contemplated hereby, the Debt Commitment Letter or the Debt Financing (or any Alternative Financing Commitment Letter or Alternative Financing, as applicable), whether at law, in equity, in contract, in tort or otherwise, and hereby waives any rights or claims and agrees not to commence any proceedings against such Persons in connection with this Agreement, any of the transactions contemplated hereby, the Debt Commitment Letter or the Debt Financing (or any Alternative Financing Commitment Letter or Alternative Financing, as applicable) and the Debt Financing Source, solely in their respective capacities as lenders or arrangers, shall not have any rights or claims against any Applicable Parties in connection with this Agreement, any of the transactions contemplated hereby, the Debt Commitment Letter or the Debt Financing (or any Alternative Financing Commitment Letter or Alternative Financing, as applicable).  Nothing in this Section 9.3 shall in any way expand the circumstances in which Purchaser may be liable under this Agreement, any of the transactions contemplated hereby, the Debt Commitment Letter or the Debt Financing (or any Alternative Financing Commitment Letter or Alternative Financing, as applicable).

Article X

MISCELLANEOUS

10.1         Expenses. Except as otherwise provided in this Agreement, whether or not the Closing occurs, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such costs and expenses.

10.2         Extension; Waiver. Subject to the express limitations herein, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties contained herein by the other party or in any document, certificate or writing delivered pursuant hereto by such other party or (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by or on behalf of such party. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed as a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right.

10.3         Notices. Except as otherwise provided herein, all notices, requests, claims, demands, waivers and other communications hereunder shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier, facsimile or email transmission (in the case of telecopier, facsimile or email transmission, with copies by overnight courier service or registered mail) to the respective parties as follows (or, in each case, as otherwise notified by any of the parties hereto) and shall be effective and deemed to have been given (i) immediately when sent by telecopier, facsimile or email between 9:00 A.M. and 6:00 P.M. (New York City time) on any Business Day (and when sent outside of such hours, at 9:00 A.M. (New York City time) on the next Business Day) and (ii) when received if delivered by hand or overnight courier service or certified or registered mail on any Business Day:

(a)          If to Seller or Iconix, to:

c/o Iconix Brand Group, Inc.
1450 Broadway, 3rd Floor

New York, New York 10018
Attention: Jason Schaefer

Fax: (212) 509-5150
email: jschaefer@iconixbrand.com

with a copy (which shall not constitute notice or service of process) to:

White & Case LLP
1221 Avenue of the Americas
New York, New York 10020

Attention: Nazim Zilkha

 Daren Orzechowski

Fax: (212) 354-8113

email: nzilkha@whitecase.com; dorzechowski@whitecase.com

(b)          If to Purchaser or DHX, to:

DHX SSP Holdings LLC
c/o DHX Media Ltd.
1478 Queen Street
Halifax, Nova Scotia B3J 2H7
Attention: Mark Gosine
Fax: (902) 422-0752
email: mark.gosine@dhxmedia.com

with a copy (which shall not constitute notice or service of process) to:

Bryan Cave LLP
120 Broadway, Suite 300
Santa Monica, CA 90401
Attention: David Andersen
Fax: (310) 260-4161
email: dgandersen@bryancave.com

Notices sent by multiple means, each of which is in compliance with the provisions of this Agreement will be deemed to have been received at the earliest time provided for by this Agreement.

10.4         Entire Agreement. This Agreement, together with the Exhibits hereto, the Seller Disclosure Letter and the Purchaser Disclosure Letter, contains the entire understanding of the parties hereto with respect to the subject matter contained herein and supersedes all prior agreements and understandings, oral and written, with respect thereto, other than the Confidentiality Agreement. This Section 10.4 shall not be deemed to be an admission or acknowledgement by any of the parties hereto that any prior agreements or understandings, oral or written, with respect to the subject matter hereof exist, other than the Confidentiality Agreement.

10.5         Binding Effect; Benefit; Assignment.

(a)        This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors or assigns. Except with respect to Section 10.12, which shall inure to the benefit of the Releasees, all of whom are intended as express third-party beneficiaries thereof, and except as set forth in Section 10.5(b), no other Person not party to this Agreement shall be entitled to the benefits of this Agreement. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other party.

(b)        The Debt Financing Source shall be third-party beneficiary of the provisions set forth in Section 9.3, Section 10.5(a), Section 10.6, Section 10.8 and Section 10.11.

10.6         Amendment and Modification. This Agreement may not be amended except by a written instrument executed by all parties to this Agreement. Section 9.3, Section 10.5(a), Section 10.5(b), Section 10.8, Section 10.11 and this Section 10.6 shall not be amended or otherwise modified in any way that adversely affects the rights of any Debt Financing Source without the prior written consent of the Debt Financing Source.

10.7         Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument. Signed counterparts of this Agreement may be delivered by facsimile and by scanned ..pdf image.

10.8         Applicable Law. THIS AGREEMENT AND THE LEGAL RELATIONS BETWEEN THE PARTIES HERETO SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICT OF LAWS RULES THEREOF. THE STATE OR FEDERAL COURTS LOCATED WITHIN NEW YORK COUNTY IN THE STATE OF NEW YORK SHALL HAVE EXCLUSIVE JURISDICTION OVER ANY AND ALL DISPUTES BETWEEN THE PARTIES HERETO, WHETHER IN LAW OR EQUITY, ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE AGREEMENTS, INSTRUMENTS AND DOCUMENTS CONTEMPLATED HEREBY AND THE PARTIES CONSENT TO AND AGREE TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS. EACH OF THE PARTIES HERETO HEREBY WAIVES AND AGREES NOT TO ASSERT IN ANY SUCH DISPUTE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (A) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS, (B) SUCH PARTY AND SUCH PARTY’S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS OR (C) ANY LITIGATION OR OTHER PROCEEDING COMMENCED IN SUCH COURTS IS BROUGHT IN AN INCONVENIENT FORUM.

THE PARTIES HEREBY AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 10.3, OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW, SHALL BE VALID AND SUFFICIENT SERVICE THEREOF AND HEREBY WAIVE ANY OBJECTIONS TO SERVICE ACCOMPLISHED IN THE MANNER HEREIN PROVIDED.

10.9         Severability. If any term, provision, agreement, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a reasonably acceptable manner in order that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

10.10       Specific Enforcement; Limitation on Damages. The parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or threatened to be breached and that an award of money damages would be inadequate in such event. Accordingly, it is acknowledged that the parties and the third-party beneficiaries of this Agreement shall be entitled to equitable relief, without proof of actual damages, including an Order for specific performance to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (including any Order sought by the Company and/or Seller to cause Purchaser to perform its agreements and covenants contained in this Agreement), in addition to any other remedy to which they are entitled at law or in equity as a remedy for any such breach or threatened breach. Each party further agrees that neither the other party nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.10, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Each party further agrees that the only permitted objection that it may raise in response to any action for equitable relief is that it contests the existence of a breach or threatened breach of this Agreement.

10.11       Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES, AND SHALL CAUSE ITS SUBSIDIARIES AND AFFILIATES TO WAIVE, ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

10.12       Release. Effective as of the Closing Date, Purchaser, on behalf of itself and its equityholders, Subsidiaries, Affiliates, Representatives, direct and indirect parent companies, managers, officers and directors, and each of their respective successors and assigns (each a “Releasor”), hereby releases, acquits and forever discharges, to the fullest extent permitted by Law, Seller and its past, present and future equityholders, Subsidiaries, Affiliates, Representatives, direct and indirect parent companies, managers, officers and directors (each, a “Releasee”) of, from and against any and all actions, causes of action, claims, demands, damages, judgments, Liabilities, debts, dues and suits of every kind, nature and description whatsoever, arising out of Seller’s ownership of the Interests and operation of the Business, which such Releasor ever had, now has or may have on or by reason of any matter, cause or thing whatsoever on or prior to the Closing Date. Each Releasor agrees not to, and agrees to cause its respective equityholders, Subsidiaries, Affiliates and Representatives, and each of their respective successors and assigns, not to, assert any claim against the Releasees. Notwithstanding the foregoing, Purchaser does not release its rights and interests under this Agreement or the Confidentiality Agreement.

10.13       Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and have participated jointly in the drafting of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

10.14       Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Purchaser and Seller have caused this Agreement to be duly executed by their respective officers thereunto duly authorized, all as of the date first above written.

IBG BORROWER LLC
By:	/s/ Jason Schaefer
Name: Jason Schaefer
Title: Vice President and Secretary

DHX SSP HOLDINGS LLC
By:	/s/ Dana Landry
Name: Dana Landry
Title: CEO

Solely for Purposes of Section 3.3:

DHX MEDIA LTD.

By:	/s/ Dana Landry
Name: Dana Landry
Title: CEO

Solely for Purposes of Section 3.4:
ICONIX BRAND GROUP, INC.
By:	/s/ John N. Haugh
Name: John N. Haugh
Title: President and CEO

Signature Page to Membership Interest Purchase Agreement

Exhibit A

Form of Release

RELEASE OF CLAIMS

This Release of Claims (this “Release”) is made and entered into as of [●], 2017 by and between IBG Borrower LLC, a Delaware limited liability (“Seller”), on the one hand, and DHX SSP Holdings LLC, a limited liability company organized under the Laws of the State of Delaware (“Purchaser”), on the other hand.

WHEREAS, Seller is a party to that certain Membership Interest Purchase Agreement, dated as of May 9, 2017, by and among Purchaser, Seller, and, solely for purposes of Section 3.3 and Section 3.4 thereof, DHX Media Ltd. and Iconix Brand Group, Inc. respectively (the “Purchase Agreement”);

WHEREAS, this Release is being executed and delivered to Purchaser in connection with the Purchase Agreement in order to induce Purchaser to enter into the transactions contemplated thereby; and

WHEREAS, unless otherwise defined herein, capitalized terms shall have the meanings ascribed to them in the Purchase Agreement.

NOW, THEREFORE, in consideration of the covenants and obligations set forth herein, and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.    Release. Seller, for itself and on behalf of its members, managers, officers, directors, agents, representatives, successors, assigns and Affiliates (other than the Purchased Companies) (collectively, the “Releasing Parties”), hereby releases, remises and forever discharges the Company and its respective successors and assigns (the “Released Parties”) from any and all actions, causes of action, claims, demands, rights, suits, accountings, debts, dues, accounts, bonds, covenants, contracts, agreements, duties and obligations of any kind or nature, known or unknown, whether at law or in equity, by reason of any matter or thing that either Seller has, had or may have relating to the Business and arising out of facts and circumstances that existed on or prior to the date hereof against any of the Released Parties (collectively, “Claims”); provided, however, that this Release shall specifically exclude any Claims relating to or arising from the obligations of any of the Released Parties as set forth in the Purchase Agreement or any document or agreement to which any of the Released Parties are party and contemplated to be entered into pursuant to the Purchase Agreement or otherwise entered into in connection with the transactions contemplated by the Purchase Agreement.

2.    Status of Claims. Seller represents and warrants that it has not assigned or transferred, or purported to assign or transfer to any Person, any right, title or interest in or to the Claims.

3.    Binding on Successors. The benefits and burdens created by this Release shall inure to the benefit of, and shall be binding upon, the successors, assigns, representatives and beneficiaries of the parties hereto.

A-2

4.    Governing Law. This Release shall be governed in all respects by the laws of New York, without regard to conflicts of law principles.

5.   Amendment and Waiver. Any amendment to or modification of this Release, or any waiver of any term or condition set forth herein, shall be effective only if in writing signed by each of the parties hereto. Except to the extent otherwise expressly set forth in writing, a waiver of any breach or failure to enforce any of the terms or conditions of this Release shall not in any way affect, limit or waive a party’s rights hereunder at any time to enforce strict compliance thereafter with every term or condition of this Release.

6.    Severability. If any term or provision of this Release or the application thereof to any circumstance shall, in any jurisdiction, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability, without invalidating or rendering unenforceable (i) such term or provision in any other jurisdiction, (ii) the remaining terms and provisions of this Release or (iii) the application of such terms and provisions to circumstances other than those as to which such term or provision has been held invalid or unenforceable.

7.    Counterparts. This Release may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

8.    Purchase Agreement Controls. In the event that any term or condition contained herein conflicts with any term or condition contained in the Purchase Agreement, the terms and conditions contained in the Purchase Agreement shall prevail.

IN WITNESS WHEREOF, the parties have caused this Release to be duly executed as of the date first written above.

IBG BORROWER LLC

By:
Print Name:
Title:

DHX SSP HOLDINGS LLC

By:
Print Name:
Title:

A-3

Exhibit B

Interests Assignment and Assumption Agreement

Assignment and Assumption Agreement

This Assignment and Assumption Agreement (this “Agreement”) is dated as of [●], 2017 (the “Effective Date”), by and between IBG Borrower, a limited liability company organized under the Laws of the State of Delaware (“Seller”) and DHX SSP Holdings LLC, a limited liability company organized under the Laws of the State of Delaware (“Purchaser”).

Recitals

Whereas, Seller, Purchaser and, solely for purposes of certain provisions specified therein, Iconix Brand Group, Inc. and DHX Media Ltd., are parties to that certain Membership Interest Purchase Agreement, dated as of May 9, 2017 (the “Purchase Agreement”);

Whereas, under the Purchase Agreement, Seller has agreed to sell, assign, convey, transfer and deliver all of Seller’s right, title and interest, obligation, acknowledgement, Liabilities, duties and burdens under and with respect to the Interests to Purchaser, and Purchaser has agreed to accept and assume from Seller all of Seller’s right, title and interest, obligation, acknowledgement, Liabilities, duties and burdens under and with respect to the Interests;

WHEREAS, Purchaser has agreed to succeed Seller to the rights, benefits and obligations as a member of Shortcake IP Holdings LLC (“Company”); and

WHEREAS, each of Seller and Purchaser must deliver this Agreement as a condition to Closing pursuant to the Purchase Agreement.

Now, Therefore, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.     Capitalized Terms. Capitalized terms used herein without definition shall have the meanings given to such terms in the Purchase Agreement.

2.     Assignment. Seller does hereby assign, transfer, convey, and deliver to Purchaser, effective as of the Closing, all of Seller’s right, title, benefit, privilege and interest, obligation, acknowledgement, Liabilities, duties and burdens in, under and to the Interests.

3.    Assumption. As of the Closing, Purchaser accepts the assignment set forth in Section 2 and assumes and agrees to be bound by Seller’s obligations, Liabilities, duties and burdens (i) with respect to the Interests and (ii) as a member of the Company.

4.    Release of Seller. The parties hereto acknowledge and agree that (a) except as provided in the Purchase Agreement or in any document or agreement executed in connection therewith, the assignment by Seller in Section 2 is made without recourse, representation or warranty of any kind by Seller, and (b) on and as of the Closing, Seller shall have no further obligation, Liability, duty or burden in respect of the Interests or as a member of the Company.

B-2

5.    Conflicts with Purchase Agreement. This Agreement shall be subject in all respects to the Purchase Agreement and shall be construed so as to carry out the intentions of the parties thereto as expressed in the Purchase Agreement. In the event of a conflict between the terms and conditions of this Agreement and the terms and conditions of the Purchase Agreement, the terms and conditions of the Purchase Agreement shall govern.

6.     Miscellaneous. Article X of the Purchase Agreement is hereby incorporated herein mutatis mutandis by this reference; provided that references to “this Agreement,” “hereto,” “hereunder,” and similar references in such sections of the Purchase Agreement shall pertain to this Agreement.

[Remainder of page intentionally blank; signature page follows]

B-3

In Witness Whereof, the parties have caused this Agreement to be executed by their duly authorized representatives.

IBG BORROWER LLC

By:
Name:
Title:

DHX SSP HOLDINGS LLC

By:
Name:
Title:

Signature Page to Assignment and Assumption Agreement

B-4

SELLER DISCLOSURE LETTER

TO THE

MEMBERSHIP INTEREST PURCHASE AGREEMENT

BY AND AMONG

IBG BORROWER LLC,

ICONIX BRAND GROUP, INC.

DHX MEDIA LTD.

AND

DHX SSP HOLDINGS LLC

DATED MAY 9, 2017

This document constitutes the Seller Disclosure Letter (the “Seller Disclosures”) referenced in the Membership Interest Purchase Agreement (the “Agreement”), dated May 9, 2017, by and among IBG Borrower LLC, a limited liability company organized under the Laws of Delaware (“Seller”), and solely for purposes of Section 3.4 of the Agreement, Iconix Brand Group, Inc. a corporation organized under the laws of the State of Delaware, on the one hand, and DHX SSP Holdings LLC, a limited liability company organized under the Laws of Delaware (“Purchaser”), and solely for the purposes of Section 3.3 of the Agreement, DHX Media Ltd. a corporation organized under the Laws of Canada (“DHX”), on the other hand. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to such terms in the Agreement.

Matters reflected in the Seller Disclosures are not necessarily limited to matters required by the Agreement to be reflected in the Seller Disclosures. The Seller may, at its option, include in the Seller Disclosures items that are not material in order to avoid any misunderstanding, and such inclusion shall not be deemed to be an acknowledgment or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of the Agreement, the Seller Disclosures or otherwise. To the extent any such additional matters are included, they are included for informational purposes and do not necessarily include other matters of a similar nature. In no event shall any disclosure of additional matters be deemed or interpreted to broaden or otherwise amend any of the covenants or representations or warranties in the Agreement. The disclosure of any matter or item in the Seller Disclosures shall not be deemed to constitute an acknowledgment that such matter or item is material to a representation or warranty set forth in the Agreement and shall not be used as a basis for interpreting the terms “material,” “materially” or “materiality” or any word or phrase of similar import, and does not mean that such matter or item would, alone or together with any other matter or item, reasonably be expected to be material. Headings and subheadings have been inserted in the Seller Disclosures for convenience of reference only and shall to no extent have the effect of amending or changing the express description thereof as set forth in the Agreement, or modifying any of the representations and warranties contained in the Agreement or any of the qualifications or exceptions set forth in the Agreement relating to such representations and warranties, including, without limitation, any qualifications based on knowledge. All references to “Sections” in the Seller Disclosures shall be deemed to refer to the provisions of the Agreement, unless the context requires otherwise. Disclosure of any fact or item in any Schedule referenced by a particular Section in the Agreement shall be deemed to have been disclosed with respect to every other Section in the Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure would apply to such other Sections.

The specification of any dollar amount or the inclusion of any item in the Seller Disclosures is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business, and no party to the Agreement shall use the fact of the setting of the amounts or the fact of the inclusion of any item in the Seller Disclosures in any dispute or controversy between the parties as to whether any obligation, item or matter not described or included in the Seller Disclosures is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the ordinary course of business for purposes of the Seller Disclosures and the Agreement.

2

The information contained in the Seller Disclosures is disclosed solely for purposes of the Agreement, and no information contained herein or therein shall be deemed to be an admission by any party to the Agreement to any third party of any matter whatsoever (including any violation of any Law or Order or breach of contract). The parties to the Agreement do not assume any responsibility to any Person that is not a party to the Agreement for the accuracy of any information set forth in the Seller Disclosures. The information set forth in the Seller Disclosures was not prepared or disclosed with a view to its potential disclosure to others. Subject to applicable Law, such information is disclosed in confidence for the purposes contemplated in the Agreement and is subject to the confidentiality provisions of the Confidentiality Agreement. Moreover, in disclosing the information in the Seller Disclosures, each party to the Agreement expressly does not waive any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed herein.

3

Section 1.1(b)

Permitted Liens

[**]1

1 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

4

Section 1.5

Knowledge

•	John Haugh

•	Dave Jones

•	Roz Nowicki

•	Susan Osit

5

Article IV

Representation and Warranties of Seller

Section 4.2(b)

Noncontravention; Consents and Approvals

The following agreement requires notice of a change of control:

[**]2

2 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

6

Section 4.3

Title to Interests

None.

7

Section 4.4(a)

Company

None.

8

Section 4.4(b)

Capitalization

Entity	Parent(s)	Number of Shares/Units Owned by Parent(s)	Total Shares Outstanding
Shortcake IP Holdings LLC	IBG Borrower LLC	100%	N/A

9

Section 4.5(a)

Financial Statements

[**]3

 3 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

10

Section 4.5(c)

Undisclosed Liabilities

None.

11

Section 4.6

Consents and Approvals (Governmental)

None.

12

Section 4.7

Title to Non-IP Assets

See Section 4.19.

13

Section 4.9(a)

Litigation and Other Proceedings

None.

14

Section 4.9(b)

Litigation and Other Proceedings: Obligation to Indemnify

None.

15

Section 4.9(c)

Orders

None.

16

Section 4.10

Absence of Certain Changes and Events

None.

17

Section 4.11(a)

Material Contracts: List

Section 4.11(a)(i)

[**]4

Section 4.11(a)(ii)

Agent	Agreement or Amendment	Date

[**][5]	Agreement, Amendment A, Amendment B, Amendment C	1-1-15, 10-1-15, 1-1-16, 1-1-17
[**][5]	Agreement	2-16-17
[**][5]	Agreement, Amendment A, Amendment B~~[6]~~	5-1-12, 1-1-15, 10-1-15
[**][5]	Agreement, Amendment A	1-1-16, 4-11-17
[**][5]	Agreement, Amendment A	1-1-16, 3-30-17
[**][5]	Agreement, Amendment A	1-1-16, 3-30-17
[**][5]	Agreement, Amendment A	1-1-16, 3-9-16
[**][5]	Agreement, Amendment A, Amendment B, Amendment C	1-1-13, 10-1-15, 1-1-16, 2-7-17
[**][5]	Agreement, Amendment A, Amendment B	7-12-13, 7-1-14, 10-1-15
[**][5]	Agreement, Amendment A	1-1-16, 9-29-16
[**][5]	Agreement	1-1-16
[**][5]	Agreement	7-27-2016
[**][5]	Agreement	1-1-16

Section 4.11(a)(iii)

None.

Section 4.11(a)(iv)

None.

Section 4.11(a)(v)

None.

Section 4.11(a)(vi)

None.

4[**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

5[**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

6 Renewal pending.

18

Section 4.11(a)(vii)

[**]7

Co-Production Agreement, dated as of March 15, 2016, between [**]8.

Consolidated, Amended, and Restated Interactive App Development Licensing and Distribution Agreement, dated as of September 1, 2016, between [**]9.

Acquisition Agreement between [**]10

License Agreement, dated as of March 1, 2015, between [**]11

Section 4.11(a)(viii)

Relevant amendments included in the applicable sections listed above.

7 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

8 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

9 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

10 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

11 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

19

Section 4.11(b)

Material Contracts: Force and Effect

None.

20

Section 4.11(c)

Material Contracts: Compliance

Section 4.11(c)(i)

None.

Section 4.11(c)(ii)

None.

Section 4.11(c)(iii)

None.

Section 4.11(c)(iv)

None.

Section 4.11(c)(v)

None.

21

Section 4.12(d)

Tax Matters

[**]12.

12 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

22

Section 4.13(a)

Intellectual Property: Trademarks

See attached list of Trademarks.

Domain Names:

Domain Name	Country	Registration Date	Registrant Organization

charlotte-aux-fraises.fr	France	15-Dec-2008	Corporation Service Company France*
charlotteauxfraises.com	gTLD	05-Feb-2010	Shortcake IP Holdings LLC
charlotteauxfraises.fr	France	15-Dec-2008	Corporation Service Company France*
emilyerdbeer.com	gTLD	11-Jun-2009	Shortcake IP Holdings LLC
emilyerdbeer.de.com	Alternate Extension	11-Jun-2009	Shortcake IP Holdings LLC
fragolina-dolce-cuore.it	Italy	10-Nov-2014	Corporation Service Company France*
fragolinadelcuore.it	Italy	17-Apr-2014	Corporation Service Company France*
fragolinadolcecuore.it	Italy	10-Nov-2014	Corporation Service Company France
fraisifanclub.com	gTLD	04-Jul-2010	Shortcake IP Holdings LLC
fraisinette.ca	Canada	05-Jun-2007	Shortcake IP Holdings LLC
fresita.com.co	Colombia	29-Jul-2010	Shortcake IP Holdings LLC
frutillita.cl	Chile	21-Jun-2010	Shortcake IP Holdings LLC
frutillita.com.ar	Argentina	14-Mar-2014	Corporation Service Company*
frutillita.com.py	Paraguay	23-Jun-2016	Shortcake IP Holdings LLC
moranguinho.br.com	Alternate Extension	11-Jun-2009	Shortcake IP Holdings LLC
moranguinho.com.br	Brazil	05-Mar-2014	Corporation Service Company*
officialstrawberryshortcake.com	gTLD	18-Aug-2009	Shortcake IP Holdings LLC
officialstrawberryshortcake.net	gTLD	18-Aug-2009	Shortcake IP Holdings LLC
officialstrawberryshortcake.org	gTLD	18-Aug-2009	Shortcake IP Holdings LLC
portalmoranguinho.com.br	Brazil	05-Nov-2012	Corporation Service Company*
rosita-fresita.com	gTLD	07-Nov-2014	Shortcake IP Holdings LLC
rosita-fresita.com.mx	Mexico	16-Jun-2009	Shortcake IP Holdings LLC
rositafresita.com.mx	Mexico	16-Jun-2009	Shortcake IP Holdings LLC
strawberry-shortcake.ca	Canada	18-Feb-2010	Shortcake IP Holdings LLC
strawberry-shortcake.co.uk	United Kingdom	24-Jun-2008	Shortcake IP Holdings LLC
strawberry-shortcake.com	gTLD	29-Jan-2010	Shortcake IP Holdings LLC
strawberry-shortcake.com.au	Australia	14-Feb-2014	Wild Pumpkin Licensing International Pty Ltd*
strawberry-shortcake.nl	Netherlands	17-Feb-2010	Shortcake IP Holdings LLC
strawberry-shortcake.org	gTLD	24-Feb-2010	Shortcake IP Holdings LLC
strawberrycake.net	gTLD	14-Jun-2011	Shortcake IP Holdings LLC
strawberryshortcake-online.com	gTLD	18-Aug-2009	Shortcake IP Holdings LLC
strawberryshortcake-online.net	gTLD	18-Aug-2009	Shortcake IP Holdings LLC

23

strawberryshortcake-online.org	gTLD	18-Aug-2009	Shortcake IP Holdings LLC
strawberryshortcake.ae	United Arab Emirates	06-Nov-2014	Shortcake IP Holdings LLC
strawberryshortcake.co	Colombia	01-Jun-2010	Shortcake IP Holdings LLC
strawberryshortcake.co.il	Israel	16-May-2016	Shortcake IP Holdings LLC
strawberryshortcake.co.nl	Alternate Extension	18-Feb-2010	Shortcake IP Holdings LLC
strawberryshortcake.co.nz	New Zealand	18-Nov-2010	Shortcake IP Holdings LLC
strawberryshortcake.co.th	Thailand	16-Dec-2014	Shortcake IP Holdings LLC
strawberryshortcake.co.za	South Africa	11-Aug-2014	Shortcake IP Holdings LLC
strawberryshortcake.com	gTLD	31-Aug-2011	Shortcake IP Holdings LLC
strawberryshortcake.com.au	Australia	03-Jun-2007	Wild Pumpkin Licensing International Pty Ltd*
strawberryshortcake.com.co	Colombia	06-Aug-2010	Shortcake IP Holdings LLC
strawberryshortcake.com.hk	Hong Kong	06-Nov-2014	Corporation Service Company*
strawberryshortcake.com.pa	Panama	12-May-2016	Shortcake IP Holdings LLC
strawberryshortcake.com.pe	Peru	10-Jun-2009	Shortcake IP Holdings LLC
strawberryshortcake.gr	Greece	05-Nov-2014	Shortcake IP Holdings LLC
strawberryshortcake.in	India	02-Oct-2014	Shortcake IP Holdings LLC
strawberryshortcake.jp	Japan	06-Nov-2014	Corporation Service Company*
strawberryshortcake.mobi	gTLD	26-Sep-2006	Shortcake IP Holdings LLC
strawberryshortcake.my	Malaysia	24-Dec-2014	Corporation Service Company*
strawberryshortcake.net	gTLD	30-Aug-2011	Shortcake IP Holdings LLC
strawberryshortcake.org	gTLD	18-Aug-2009	Shortcake IP Holdings LLC
strawberryshortcake.pe	Peru	10-Jun-2009	Shortcake IP Holdings LLC
strawberryshortcake.ph	Philippines	29-Sep-2014	Shortcake IP Holdings LLC
strawberryshortcake.pl	Poland	05-Nov-2014	Shortcake IP Holdings LLC
strawberryshortcake.pt	Portugal	21-Nov-2014	Shortcake IP Holdings LLC
strawberryshortcake.ru	Russian Federation	01-May-2014	Shortcake IP Holdings LLC
strawberryshortcake.se	Sweden	26-Sep-2014	Shortcake IP Holdings LLC
strawberryshortcake.sg	Singapore	10-Nov-2015	Shortcake IP Holdings LLC
strawberryshortcake.tw	Taiwan	12-Aug-2014	Shortcake IP Holdings LLC
strawberryshortcake.uk.com	Alternate Extension	11-Jun-2009	Shortcake IP Holdings LLC
strawberryshortcakedvds.com	gTLD	17-Nov-2009	Shortcake IP Holdings LLC
strawberryshortcakefun.com	gTLD	12-Jan-2010	Shortcake IP Holdings LLC
strawberryshortcakelatam.com	gTLD	10-Jun-2009	Shortcake IP Holdings LLC
strawberryshortcaketoys.ca	Canada	19-Feb-2010	Shortcake IP Holdings LLC
tarta-de-fresa.es	Spain	25-Jul-2008	Shortcake IP Holdings LLC
tartadefresa.com.es	Spain	18-Aug-2009	Shortcake IP Holdings LLC
tartadefresa.es	Spain	11-Aug-2007	Shortcake IP Holdings LLC
zomberryshortcake.com	gTLD	29-Jan-2013	Shortcake IP Holdings LLC

* Domains marked with an asterisk are held in the name of a Person other than the Company.

24

Section 4.13(b)

Intellectual Property: Copyrights

Title of Work	Registration No.	Registration Date	Country

Adorable apple dumplin's book / by Nicole Okaty. (Series: Strawberry Shortcake)	TX0006062610	10/21/14	U.S.
Strawberry shortcake : custard and pupcake's books : a pet pals adventure.	TX0006167404	05/09/05	U.S.
Blueberry Muffin's Book (Series: Strawberry Shortcake)	TX0006123349	03/08/05	U.S.
Angel Cake's cupcake book : a sweet and sugary adventure. (Series: Strawberry Shortcake)	TX0006109369	01/11/05	U.S.
New Strawberry Shortcake Baby	VA 1-924-998	08/21/14	U.S.
STRAWBERRY SHORTCAKE ALT CELEBRATION QRG	Vau 1-182-161	08/14/14	U.S.
STRAWBERRY SHORTCAKE BABY PLAYROOM QUICK REFERENCE GUIDE	VA 1-924-997	08/14/14	U.S.
STRAWBERRY SHORTCAKE BABY PACKAGING GUIDE	VA 1-925-002	08/12/14	U.S.
STRAWBERRY SHORTCAKE BABY PETS REFRESH	VA 1-924-996	08/12/14	U.S.
STRAWBERRY SHORTCAKE'S EASTER EGG HUNT (Sticker Stories)	TX0007935617	08/01/14	U.S.
STRAWBERRY SHORTCAKE: The Berry Bitty PrinceSSC Pageant.	TX0007800597	11/05/13	U.S.
STRAWBERRY SHORTCAKE: A Day at the Apple Orchard.	TX0007782586	09/30/13	U.S.
STRAWBERRY SHORTCAKE: Show-and- Tell (Penguin Young Readers: Level 2	TX0007784939	09/20/13	U.S.
Strawberry Shortcake Baby Safari Style Guide	VA0001946937	08/18/13	U.S.
STRAWBERRY SHORTCAKE BABY WITH PACIFIER	VA-1-877-516	08/08/13	U.S.
STRAWBERRY SHORTCAKE CUPCAKE STYLE GUIDE	VA-1-877-505	06/26/13	U.S.
STRAWBERRY SHORTCAKE: A Brand-New Look! (Penguin Young Readers: Level 2)	TX0007733990	06/07/13	U.S.
STRAWBERRY SHORTCAKE: A Berry Bitty Ballet.	TX0007716239	05/15/13	U.S.
STRAWBERRY SHORTCAKE: A Berry Bitty Christmas.	TX0007693548	02/19/13	U.S.
CHIFFON	Vau-1-122-642	01/18/13	U.S.
CINNAPUP	VAU1-122-834	01/18/13	U.S.
HENNA	Vau-1-122-643	01/18/13	U.S.
HUCKLEBERRY PIE 2012	Vau1-122-644	01/18/13	U.S.
MARMALADE	VAu1-122-647	01/18/13	U.S.
PITTERPATCH	VAu1-122-813	01/18/13	U.S.
SCOUTY	VAu1-122-811	01/18/13	U.S.
TOMTOM PUPPY	VAu1-122-832	01/18/13	U.S.
CHIFFON SERIES ART	VAU1-122-830	01/08/13	U.S.
CINNAPUP SERIES ART	VAu1-122-817	01/08/13	U.S.
HUCKLEBERRY PIE SERIES ART	VAU1-122-645	01/08/13	U.S.
MARMALADE SERIES ART	VAU1-122-824	01/08/13	U.S.
PITTERPATCH SERIES ART	VAu1-122-814	01/08/13	U.S.
TOMTOM PUPPY SERIES ART	Vau-1-122-648	01/08/13	U.S.
STRAWBERRY SHORTCAKE PRECIOUS PRINCESSC STYLE GUIDE	VA1-856-350	11/06/12	U.S.
STRAWBERRY SHORTCAKE WIFI STYLE GUIDE	VA1-845-067	11/06/12	U.S.
BLUEBERRY MUFFIN WITH BOOK	VA 1-837-895	10/11/12	U.S.
ORANGE MARMALADE WITH SHOPPING BAGS	VA 1-837-897	10/11/12	U.S.
PLUM PUDDING BALLET POSE	VA 1- 837-876	10/11/12	U.S.
RASPBERRY TORE WITH LEFT HAND ON HIP	VA 1-837-931	10/11/12	U.S.
STRAWBERRY SHORTCAKE WIFI QUICK REFERENCE GUIDE	VA 1-838-194	10/11/12	U.S.
STRAWBERRY SHORTCAKE BERRY BITTY ADVENTURES - SEASON 2 - EPISODE 202 - ROOM AT THE TOP - SCRIPT	PA 1-808-699	07/19/12	U.S.
STRAWBERRY SHORTCAKE BERRY BITTY ADVENTURES - SEASON 2 - EPISODE 203 - STARLIGHT, STAR BRIGHT - SCRIPT	PA 1-805-759	07/19/12	U.S.

25

Title of Work	Registration No.	Registration Date	Country

STRAWBERRY SHORTCAKE BERRY BITTY ADVENTURES - SEASON 2 - EPISODE 204 - PRACTICE MAKES PERFECT - SCRIPT	PA 1-805-760	07/19/12	U.S.
STRAWBERRY SHORTCAKE BERRY BITTY ADVENTURES - SEASON 2 - EPISODE 205 - TOP TALENT - SCRIPT	PA 1-805-762	07/19/12	U.S.
STRAWBERRY SHORTCAKE BERRY BITTY ADVENTURES - SEASON 2 - EPISODE 206 - A STAR IS FASHIONED- SCRIPT	PA 1-805-761	07/19/12	U.S.
STRAWBERRY SHORTCAKE BERRY BITTY ADVENTURES - SEASON 2 - EPISODE 207 - NO BLUEBERRY IS AN ISLAND - SCRIPT	PA 1-805-755	07/19/12	U.S.
STRAWBERRY SHORTCAKE BERRY BITTY ADVENTURES - SEASON 2 - EPISODE 208 - WHERE THE BERRY BREEZE BLOWS - SCRIPT	PA 1-805-756	07/19/12	U.S.
STRAWBERRY SHORTCAKE BERRY BITTY ADVENTURES - SEASON 2 - EPISODE 209 - THE BERRY BEST VACATION - SCRIPT	PA 1-805-757	07/19/12	U.S.
STRAWBERRY SHORTCAKE BERRY BITTY ADVENTURES - SEASON 2 - EPISODE 210 - THE BERRY LONG WINTER - SCRIPT	PA 1-805-758	07/19/12	U.S.
STRAWBERRY SHORTCAKE BERRY BITTY ADVENTURES - SEASON 2 - EPISODE 211 - THE BIG FREEZE - SCRIPT	PA 1-805-754	07/19/12	U.S.
STRAWBERRY SHORTCAKE BERRY BITTY ADVENTURES - SEASON 2 - EPISODE 212 - ON ICE - SCRIPT	PA 1-805-752	07/19/12	U.S.
STRAWBERRY SHORTCAKE BERRY BITTY ADVENTURES - SEASON 2 - EPISODE 213 - ON THE ROAD - SCRIPT	PA 1-805-753	07/19/12	U.S.
STRAWBERRY SHORTCAKE BERRY BITTY ADVENTURES - SEASON 2 - EXPISODE 201 - THE BERRY BIG HARVEST - SCRIPT	PA 1-815-953	07/19/12	U.S.
STRAWBERRY SHORTCAKE BERRY BITTY ADVENTURES - SEASON 2 - EPISODE 201, THE BERRY BIG HARVEST - DVD	PA1-822-937	07/18/12	U.S.
STRAWBERRY SHORTCAKE BERRY BITTY ADVENTURES - SEASON 2 - EPISODE 202, ROOM AT THE TOP - DVD	PA1-819-424	07/18/12	U.S.
STRAWBERRY SHORTCAKE BERRY BITTY ADVENTURES - SEASON 2 - EPISODE 203, STARLIGHT, STAR BRIGHT - DVD	PA1-822-924	07/18/12	U.S.
STRAWBERRY SHORTCAKE BERRY BITTY ADVENTURES - SEASON 2 - EPISODE 204 - PRACTICE MAKES PERFECT - DVD	PA1-822-920	07/18/12	U.S.
STRAWBERRY SHORTCAKE BERRY BITTY ADVENTURES - SEASON 2 - EPISODE 205, TOP TALENT - DVD	PA1-822-926	07/18/12	U.S.
STRAWBERRY SHORTCAKE BERRY BITTY ADVENTURES - SEASON 2 - EPISODE 206, A STORE IS FASHIONED - DVD	PA1-819-422	07/18/12	U.S.
STRAWBERRY SHORTCAKE BERRY BITTY ADVENTURES - SEASON 2 - EPISODE 209, THE BERRY BEST VACATION DVD	PA1-822-933	07/18/12	U.S.
STRAWBERRY SHORTCAKE BERRY BITTY ADVENTURES - SEASON 2 - EPISODE 210, THE BERRY LONG WINTER, DVD	PA1-822-929	07/18/12	U.S.
STRAWBERRY SHORTCAKE BERRY BITTY ADVENTURES-SEASON 2- EPISODE 207, NO BLUEBERRY IS AN ISLAND DVD	PA1-819-423	07/18/12	U.S.
STRAWBERRY SHORTCAKE BERRY BITTY ADVENTURES-SEASON 2- EPISODE 213 - ON THE ROAD DVD	PA1-829-111	07/18/12	U.S.
STRAWBERRY SHORTCAKE BERRY BITTY ADVENTURS - SEASON 2-EPISODE 208, WHERE THE BERRY BREEZE BLOWS - DVD	PA1-822-938	07/18/12	U.S.
STRAWBERRY SHORTCAKE: Meet Cherry Jam!	TX0007577943	07/18/12	U.S.
STRAWBERRY SHORTCAKE: School Friends (Penguin Young Readers: Level 2)	TX0007574565	07/18/12	U.S.
STRAWBERY SHORTCAKE BERRY BITTY ADVENTURES - SEASON 2 - EPISODE 211, THE BIG FREEZE - DVD	PA1-822-928	07/18/12	U.S.
STRAWBERY SHORTCAKE BERRY BITTY ADVENTURES - SEASON 2 - EPISODE 212, ON ICE - DVD	PA1-822-931	07/18/12	U.S.
LEMON MERINGUE STANDING WITH GLASSC	VA 1-819-864	04/20/12	U.S.
STRAWBERRY SHORTCAKE: The Butterfly Ride.	TX0007517774	04/17/12	U.S.
STRAWBERRY SHORTCAKE SPRING 2009 PRETTY PICKIN'S	VA 1-815-998	04/05/12	U.S.
CUSTARD CAT WALKING	VA 1-810-165	03/26/12	U.S.
LEMON MERINGUE STANDING	VA 1-810-176	03/26/12	U.S.
PUPCAKE DOG SITTING	VA 1-810-172	03/26/12	U.S.
STRAWBERRY SHORTCAKE CILEK KIZ	VA 1-810-178	03/26/12	U.S.

26

Title of Work	Registration No.	Registration Date	Country

STRAWBERRY SHORTCAKE SITTING	VA 1-810-175	03/26/12	U.S.
STRAWBERRY SHORTCAKE SITTING ON FLOWER PETALS	VA 1-810-173	03/26/12	U.S.
STRAWBERRY SHORTCAKE STANDING WITH ARMS OUT AT SIDE	VA 1-810-170	03/26/12	U.S.
STRAWBERRY SHORTCAKE STANDING WITH STRAWBERRIES	VA 1-810-171	03/26/12	U.S.
STRAWBERRY SHORTCAKE THINKING	VA 1-810-167	03/26/12	U.S.
STRAWBERRY SHORTCAKE WITH HAT DANCING	VA 1-810-163	03/26/12	U.S.
STRAWBERRY SHORTCAKE: Babysitting Blues.	TX0007512772	03/21/12	U.S.
STRAWBERRY SHORTCAKE: Lost and Found (Penguin Young Readers: Level 2)	TX0007528840	03/21/12	U.S.
STRAWBERRY SHORTCAKE: The Valentine's Day Mix-Up.	TX0007493319	01/31/12	U.S.
STRAWBERRY SHORTCAKE SLEEPS OVER.	TX0007459505	12/20/11	U.S.
STRAWBERRY SHORTCAKE: STICKER STYLES: BERRY PRETTY FASHIONS	TX0007459517	12/20/11	U.S.
STRAWBERRY SHORTCAKE: Berry Bitty Bakers.	TX0007448968	10/25/11	U.S.
STRAWBERRY SHORTCAKE DANCE POSE	VA 1-790-509	10/18/11	U.S.
STRAWBERRY SHORTCAKE: Best Friends Forever.	TX0007432376	10/13/11	U.S.
STRAWBERRY SHORTCAKE: Makeover MadneSSC.	TX0007432352	10/13/11	U.S.
STRAWBERRY SHORTCAKE'S SPOOKY NIGHT.	TX0007432355	10/13/11	U.S.
STRAWBERRY SHORTCAKE: All Aboard! (Sticker Stories)	TX0007407954	08/12/11	U.S.
CHERRY JAM WAVING	VA 1-837-901	04/05/11	U.S.
STRAWBERRY SHORTCAKE: Easter Surprise.	TX0007337011	03/16/11	U.S.
STRAWBERRY SHORTCAKE: The Snow Dance.	TX0007355149	01/25/11	U.S.
STRAWBERRY SHORTCAKE: Berry Little PrinceSSCes.	VA0001750392	11/26/10	U.S.
STRAWBERRY SHORTCAKE: My First Sleepover.	TX0007273702	10/06/10	U.S.
STRAWBERRY SHORTCAKE'S COSTUME PARTY (Sticker Stories)	TX0007273583	10/06/10	U.S.
STRAWBERRY SHORTCAKE BERRY BASIC 2009 STYLE GUIDE	VA1-729-070	08/12/10	U.S.
STRAWBERRY SHORTCAKE: Ballet School (All Aboard Reading: Station Stop 1)	TX0007216161	07/21/10	U.S.
STRAWBERRY SHORTCAKE: A Picnic Adventure (All Aboard Reading: Station Stop 1)	TX0007237286	06/25/10	U.S.
A Berry Bitty World Record Episode 109	PA 1-682-238	05/20/10	U.S.
A Circle of Friends Episode 120	PA 1-682-232	05/20/10	U.S.
A Stitch in Time Episode 102	PA 1-682-259	05/20/10	U.S.
Babysitter Blues Episode 104	PA 1-682-280	05/20/10	U.S.
Berry Best Berryfest PrinceSSC Episode 111	PA 1-682-236	05/20/10	U.S.
Berry Best Choice Episode 113	PA 1-682-237	05/20/10	U.S.
Different Waltz for Different Faults Episode 118	PA 1-682-247	05/20/10	U.S.
Fish Out of Water Episode 101	PA 1-682-274	05/20/10	U.S.
Good Citizens Club Episode 124	Pau 3-461-032	05/20/10	U.S.
Hair Today Gone Tomorrow Episode 105	PA 1-682-252	05/20/10	U.S.
Happy First Frost Episode 119	PA 1-682-231	05/20/10	U.S.
How You Play The Game Episode 123	Pau 3-461-039	05/20/10	U.S.
Lost and Found Episode 126	Pau 3-461-038	05/20/10	U.S.
Manners Meltdown Episode 116	PA 1-682-261	05/20/10	U.S.
Nice as Nails Episode 122	Pau 3-461-041	05/20/10	U.S.
Nothing to Fear But Berries Themselves Episode 114	PA 1-682-233	05/20/10	U.S.
Pop Goes the Garden Episode 106	PA 1-682-282	05/20/10	U.S.
Strawberry's Berry Best Parade Episode 112	PA0001682230	05/20/10	U.S.
Strawberry's House Pest Episode 108	PA 1-682-249	05/20/10	U.S.
Team for Two Episode 125	Pau 3-461-043	05/20/10	U.S.

27

Title of Work	Registration No.	Registration Date	Country

The Berry Best You Can Be Episode 107	PA 1-682-245	05/20/10	U.S.
The Glimmerberry Ball Episode 121	PA 1-682-264	05/20/10	U.S.
Too Cool for Rules Episode 110	PA 1-682-240	05/20/10	U.S.
Trading Sizes Episode 117	PA 1-682-234	05/20/10	U.S.
Vanishing Violets Episode 103	PA 1-682-277	05/20/10	U.S.
Where, Oh Were Has Our Blueberry Gone? Episode 115	PA 1-682-235	05/20/10	U.S.
STRAWBERRY SHORTCAKE: A Fresh-n- Fruity Spring.	TX0007168628	04/22/10	U.S.
STRAWBERRY SHORTCAKE: Have a Sweet Easter!	TX0007169296	04/08/10	U.S.
Strawberry Shortcake Spring 05 Style Guide	VA 1-698-608	01/28/10	U.S.
Berry Sweet Friends	TX0007130606	12/22/09	U.S.
STRAWBERRY SHORTCAKE: Berry Sweet Friends.	TX0007130606	12/22/09	U.S.
STRAWBERRY SHORTCAKE: We Love You, Strawberry Shortcake! (All Aboard Reading: Station Stop 1) illustrated by Marci Beighly)	TX0007130612	12/22/09	U.S.
STRAWBERRY SHORTCAKE: Welcome to Berry Bitty City (Sticker Stories)	TX0007132153	12/22/09	U.S.
We Love You, Strawberry Shortcake! (All Aboard Reading: Station Stop 1 illustrated by Marci Beighly)	TX0007132153	12/22/09	U.S.
Welcome to Berry Bitty City	TX0007132153	12/22/09	U.S.
Berry Best Friends	TX0006941019	03/30/09	U.S.
Country Fair Fun	TX0007081446	08/22/08	U.S.
Happy Birthday, Strawberry Shortcake!	TX0007032338	06/26/08	U.S.
Easter Egg Hunt	TX0006928570	03/31/08	U.S.
Berry Pretty PrinceSSCes	VA0001653462	03/26/08	U.S.
Baby Strawberry Loves to Count	VA0001713500	02/28/08	U.S.
Baby Strawberry's First Christmas	TX0006912410	11/29/07	U.S.
Let's Go Apple Picking!	TX0006902857	11/13/07	U.S.
Baby Strawberry's First Halloween	TX0006974325	11/07/07	U.S.
The Berry BloSSCom Festival	TX0007135860	11/07/07	U.S.
Halloween Hideout	TX0006886858	10/31/07	U.S.
Berry Fairy Tales: Rapunzel	TX0006858520	08/31/07	U.S.
Tropical Treasure Hunt	TX0006814623	08/02/07	U.S.
The Friendship Trip	TX0006861151	08/01/07	U.S.
Berry Fairy Tales: Snow White	TX0006602175	07/03/07	U.S.
My Berry First Friends	TX0006584619	06/05/07	U.S.
Baby Strawberry's First Easter	TX0006576624	04/25/07	U.S.
Sweet Treats Carnival	TX0006558006	04/06/07	U.S.
Secrets and Surprises	TX0006557212	04/03/07	U.S.
Strawberry Shortcake: The little mermaid	TX0006487738	12/18/06	U.S.
The sweet dream movie story book	TX0006484895	11/29/06	U.S.
Baby Strawberry's Rainbow Day	VA0001382159	10/06/06	U.S.
Bath time for Baby Strawberry	VA0001382158	10/06/06	U.S.
Dream Big! The Sweet Dreams Movie	TX0006484898	09/07/06	U.S.
Strawberry Shortcake: The Sweet Dreams Movie: Sticker Stories	TX0006466564	09/07/06	U.S.
The Sweet Dreams Movie Story Book	TX0006484895	09/07/06	U.S.
Sleeping Beauty	TX0006353531	05/08/06	U.S.
Strawberry Shortcakes World of Friends	TX 6-353-463	05/08/06	U.S.
Cinderella/by Megan E. Bryan; illustrated by Scott Neely	TX0006261737	12/16/05	U.S.
Strawberry shortcake face propped on hands logo	VA-1-300-078	07/18/05	U.S.
Strawberry Shortcake Manual	VA-1-300-079	07/18/05	U.S.
Berry best friends book : a fun with friends adventure / by Alison Saeger Panik. (Series: Strawberry Shortcake)	TX0006173963	04/05/05	U.S.

28

Title of Work	Registration No.	Registration Date	Country

BERRY BEST GARDENING BOOK	TX5-946-382	04/05/04	U.S.
FIG BOOT	VA174-430	12/04/84	U.S.
BABY NEEDS-A-NAME DOLL	VA169-336	10/17/84	U.S.
MINT TULIP RAG DOLL	VA169-337	10/17/84	U.S.
BERRY BABY BLUEBERRY MUFFIN DOLL	VA161-164	07/30/84	U.S.
BERRY BABY LEMON MERINGUE DOLL	VA161-161	07/30/84	U.S.
BERRY BABY ORANGE BLOSSCOM DOLL	VA161-163	07/30/84	U.S.
BERRY BABY STRAWBERRY SHORTCAKE DOLL	VA161-162	07/30/84	U.S.
FIG BOOT'S HAPPY DAY	TX1-351-545	06/11/84	U.S.
STRAWBERRY SHORTCAKE AND BABY NEEDS A NAME	TX1-361-674	06/11/84	U.S.
STRAWBERRYLAND CHOO-CHOO THE	TX1-351-544	06/11/84	U.S.
SURPRISE FOR BABY BLUEBERRY MUFFIN A	TX1-351-543	06/11/84	U.S.
BABIES THE (SUPPLEMENT TO STRAWBERRY SHORTCAKE MANUAL)	TX1-250-022	12/22/83	U.S.
ALMOND TEA DOLL	VA126-828	05/31/83	U.S.
CAFE OLE DOLL	VA126-827	05/31/83	U.S.
CREPE SUZETTE DOLL	VA126-826	05/31/83	U.S.
MINT TULIP DOLL	VA126-829	05/31/83	U.S.
BABY ORANGE BLOSSCOM	VA126-416	05/27/83	U.S.
BABY ANGEL CAKE	VA132-926	05/02/83	U.S.
CHERRY CUDDLER RAG DOLL	VA123-321	04/11/83	U.S.
LIME CHIFFON RAG DOLL	VA123-320	04/11/83	U.S.
ANGEL CAKE	VA122-395	04/05/83	U.S.
BUTTER COOKIE DOLL	VA122-394	04/05/83	U.S.
CHERRY CUDDLER DOLL	VA122-396	04/05/83	U.S.
LIME CHIFFON DOLL	VA122-393	04/05/83	U.S.
PURPLE PIEMAN DOLL	VA122-069	03/30/83	U.S.
SOUR GRAPES DOLL	VA122-068	03/30/83	U.S.
STRAWBERRY SHORTCAKE SUCCESSC BOOK FOR 1983	TX1-084-420	03/30/83	U.S.
BABY APRICOT	VA117-027	01/27/83	U.S.
BABY LEMON MERINGUE	VA117-029	01/27/83	U.S.
BABY STRAWBERRY SHORTCAKE	VA117-028	01/27/83	U.S.
APPLE DUMPLIN' RAG DOLL	VA115-634	12/06/82	U.S.
APRICOT RAG DOLL	VA115-631	12/06/82	U.S.
LEMON MERINGUE RAG DOLL	VA115-632	12/06/82	U.S.
ORANGE BLOSSCOM RAG DOLL	VA115-633	12/06/82	U.S.
APRICOT DOLL	VA120-816	11/22/82	U.S.
LEMON MERINGUE DOLL	VA120-815	11/22/82	U.S.
ORANGE BLOSSCOM DOLL	VA120-818	11/22/82	U.S.
RASPBERRY TART DOLL	VA120-817	11/22/82	U.S.
STRAWBERRY SHORTCAKE MANUAL	TX1-037-948	11/10/82	U.S.
STRAWBERRY SHORTCAKE MANUAL SUPPLEMENT	TX1-037-947	11/10/82	U.S.
STRAWBERRY SHORTCAKE AND KITTEN SITTING ON "HI"	VAU38-406	09/22/82	U.S.
STRAWBERRY SHORTCAKE CARRYING BASKET OF STRAWBERRIES AND KITTEN	VAU38-409	09/22/82	U.S.
STRAWBERRY SHORTCAKE HOLDING PATCHWORK FLOWER WITH KITTEN	VAU38-412	09/22/82	U.S.
STRAWBERRY SHORTCAKE HOLDING PATCHWORK FLOWER WITH KITTEN	VAU38-423	09/22/82	U.S.
STRAWBERRY SHORTCAKE HOLDING WATERING CAN WITH LARGE STRAWBERRY…	VAU38-417	09/22/82	U.S.

29

Title of Work	Registration No.	Registration Date	Country

STRAWBERRY SHORTCAKE IN STRAWBERRY PATCH BEHIND FENCE W/ KITTEN …	VAU38-405	09/22/82	U.S.
STRAWBERRY SHORTCAKE MAKING STRAWBERRY JAM WITH KITTEN	VAU38-410	09/22/82	U.S.
STRAWBERRY SHORTCAKE SEATED EATING STRAWBERRY FROM BOWL WITH KITTEN	VAU38-413	09/22/82	U.S.
STRAWBERRY SHORTCAKE SEATED HOLDING SPOON AND BOWL OF STRAWBERRIES…	VAU38-416	09/22/82	U.S.
STRAWBERRY SHORTCAKE SEATED UNDER STRAWBERRY PLANT HOLDING SPOON…	VAU38-414	09/22/82	U.S.
STRAWBERRY SHORTCAKE SITTING AT TABLE W/ BOWL OF STRAWBERRIES…	VAU38-408	09/22/82	U.S.
STRAWBERRY SHORTCAKE SITTING BY STRAWBERRY PLANT HOLDING LETTER	VAU38-407	09/22/82	U.S.
STRAWBERRY SHORTCAKE SITTING ON STRAWBERRY PLANT WITH KITTEN	VAU38-411	09/22/82	U.S.
STRAWBERRY SHORTCAKE UNDER STRAWBERRY PLANT W/ SICK MOUSE ON LEAF	VAU38-404	09/22/82	U.S.
STRAWBERRY SHORTCAKE WATERING STRAWBERRY PLANT WITH KITTEN	VAU38-418	09/22/82	U.S.
STRAWBERRY SHORTCAKE WATERING STRAWBERRY PLANT WITH KITTEN	VAU38-422	09/22/82	U.S.
STRAWBERRY SHORTCAKE WITH WATERING CAN AND LARGE STRAWBERRY PLANT	VAU38-419	09/22/82	U.S.
STRAWBERRY SHORTCAKE WITH WHEELBAR- ROW OF STRAWBERRIES AND KITTEN	VAU38-421	09/22/82	U.S.
STRAWBERRY SHORTCAKE WITH WHEELBARROW OF STRAWBERRIES AND KITTEN	VAU38-415	09/22/82	U.S.
STRAWBERRY SHORTCAKE WITH WHEELBARROW OF STRAWBERRIES AND KITTEN	VAU38-420	09/22/82	U.S.
RASPBERRY TART RAG DOLL	VA102-407	07/09/82	U.S.
STRAWBERRY SHORTCAKE RAG DOLL	VA102-406	07/09/82	U.S.
STRAWBERRY SHORTCAKE LINE PACKAGING PRODUCT NO. 43020	VA89-840	01/15/82	U.S.
APPLE DUMPLIN' JEWELRY	VA88-785	12/31/81	U.S.
BLUEBERRY MUFFIN JEWELRY	VA88-784	12/31/81	U.S.
STRAWBERRY SHORTCAKE JEWELRY	VA88-786	12/31/81	U.S.
BLUE BERRY MUFFIN DOLL	VA86-164	11/18/81	U.S.
HUCKLEBERRY PIE DOLL	VA86-165	11/18/81	U.S.
APPLE DUMPLIN' DOLL	VA73-838	07/02/81	U.S.
LIFE IS DELICIOUS WHEN IT'S A STRAWBERRY SHORTCAKE WORLD	TX714-081	07/02/81	U.S.
WELCOME TO STRAWBERRYLAND	VA74-988	06/26/81	U.S.
STRAWBERRY SHORTCAKE: THE FIRST $100 MILLION	TX709-889	06/08/81	U.S.
DARLING DAUGHTER 25B2437K	VA75-847	06/02/81	U.S.
STRAWBERRY SHORTCAKE DOLL	VA73-839	06/02/81	U.S.
LIFE IS DELICIOUS WHEN IT'S A STRAWBERRY SHORTCAKE WORLD	TX480-048	06/12/80	U.S.
APPLE DUMPLIN' DOLL	336906	09/12/84	Canada
BLUEBERRY MUFFIN DOLL	336907	09/12/84	Canada
HUCKLEBERRY PIE DOLL	336905	09/12/84	Canada
STRAWBERRY SHORTCAKE DOLL	336904	09/12/84	Canada
STRAWBERRY SHORTCAKE RAGDOLL	319427	10/07/82	Canada
APPLE DUMPLIN' DOLL	15-2-3	07/06/82	Venezuela
HUCKLEBERRY PIE DOLL	17-2-3	07/06/82	Venezuela
WELCOME TO THE WORLD OF STRAWBERRY SHORTCAKE PACKAGE	16-2-3	07/06/82	Venezuela
BLUEBERRY MUFFIN DOLL	47-4-3	06/08/82	Venezuela

30

Title of Work	Registration No.	Registration Date	Country

STRAWBERRY SHORTCAKE: THE FIRST $100 MILLION	46-4-3	06/08/82	Venezuela
WELCOME TO STRAWBERRYLAND	48-4-3	06/08/82	Venezuela
WELCOME TO THE WORLD OF STRAWBERRY SHORTCAKE PACKAGE	50-4-3	06/08/82	Venezuela
BASIC PURPLE PIEMAN CHARACTER	316584	05/27/82	Canada
BASIC RASPBERRY TART CHARACTER	316583	05/27/82	Canada
DESIGN OF BLUEBERRY MUFFIN ON A TEETER-TOTTER	316537	05/21/82	Canada
BASIC APRICOT CHARACTER	316342	05/17/82	Canada
BASIC LEMON MERINGUE CHARACTER	316343	05/17/82	Canada
BASIC ORANGE BLOSSCOM CHARACTER	316344	05/17/82	Canada
DESIGN OF STRAWBERRY SHORTCAKE IN WINDOW	316332	05/14/82	Canada
STRAWBERRY SHORTCAKE GREETING CARD DESIGN	49-2-3	05/13/82	Venezuela
STRAWBERRY SHORTCAKE DOLL	45-2-3	05/13/82	Venezuela
STRAWBERRY SHORTCAKE RAG DOLL	50-2-3	05/13/82	Venezuela
LIFE IS DELICIOUS WHEN IT'S A STRAWBERRY SHORTCAKE WORLD	46-2-3	04/26/82	Venezuela
STRAWBERRY SHORTCAKE DOLL PACKAGE	44-2-3	04/26/82	Venezuela
APPLE DUMPLIN' PACKAGE DESIGN - DOLL	315754	04/22/82	Canada
APRICOT PACKAGE DESIGN - DOLL	315758	04/22/82	Canada
BLUEBERRY MUFFIN PACKAGE DESIGN - DOLL	315753	04/22/82	Canada
HUCKLEBERRY PIE PACKAGE DESIGN - DOLL	315752	04/22/82	Canada
LEMON MERINGUE PACKAGE DESIGN - DOLL	315755	04/22/82	Canada
ORANGE BLOSSCOM PACKAGE DESIGN - DOLL	315757	04/22/82	Canada
RASPBERRY TART PACKAGE DESIGN - DOLL	315756	04/22/82	Canada
STRAWBERRY SHORTCAKE PACKAGE DESIGN - DOLL	315751	04/22/82	Canada
DARLING DAUGHTER	314431	02/22/82	Canada
BASIC APPLE DUMPLIN' CHARACTER	314375	02/18/82	Canada
BASIC BLUEBERRY MUFFIN CHARACTER	314374	02/18/82	Canada
BASIC HUCKLEBERRY PIE CHARACTER	314373	02/18/82	Canada
BASIC STRAWBERRY SHORTCAKE CHARACTER - BACK	314378	02/18/82	Canada
STRAWBERRY SHORTCAKE ON STRAWBERRY LOGO	314379	02/18/82	Canada
APPLE DUMPLIN'	2741	11/05/81	Philippines
APRICOT 'N' HOPSALOT	2742	11/05/81	Philippines
BLUEBERRY MUFFIN	2743	11/05/81	Philippines
FLITTER BIT	2744	11/05/81	Philippines
GUACA-MOLE; HORSE RADISH; COCO NUTWORK	2745	11/05/81	Philippines
HUCKLEBERRY PIE	2746	11/05/81	Philippines
LEMON MERINGUE	2747	11/05/81	Philippines
LUCKY BUG	2748	11/05/81	Philippines
ORANGE BLOSSCOM	2749	11/05/81	Philippines
PLUM PUDDIN'	2750	11/05/81	Philippines
PURPLE PIEMAN	2751	11/05/81	Philippines
RASPBERRY TART	2752	11/05/81	Philippines
STRAWBERRY SHORTCAKE	2753	11/05/81	Philippines
T.N. HONEY	2754	11/05/81	Philippines
STRAWBERRY SHORTCAKE GREETING CARD POP-UP 'AND UP POPS HAPPINESSC'	310518	08/11/81	Canada

31

Section 4.13(c)

Intellectual Property: Ownership and Use

[**]13

13[**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

32

Section 4.13(d)

Intellectual Property: Claims

None.

33

Section 4.13(f)

Intellectual Property: Orders

None.

34

Section 4.13(g)

Intellectual Property: Consummation of Purchase

Certain domain name registrations used in connection with the Business may be registered in the name of Seller, an Affiliate of Seller, or a third party and Seller shall assign, or cause to be assigned, such domain name registrations to the Company prior to Closing unless the Company may not contractually or lawfully take possession of such domain name registrations, in which case the Parties shall use commercially reasonable efforts to assign such domain name registrations to either Purchaser or an Affiliate of Purchaser in accordance with the Agreement.

35

Section 4.13(h)

Intellectual Property: Liens

[**]14

14 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

36

Section 4.13(i)

Intellectual Property: Seller Software

None.

37

Section 4.15

Finders; Brokers

None.

38

Section 4.18

Accounts Receivable

[**]15

15 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

39

Section 4.19

Transactions with Affiliates

[**]16

16 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

40

Section 6.2(d)

Material Contracts; Negotiated Extensions or Renewals

License agreements currently under negotiation for renewal:

[**]17

License agreements in pipeline for execution:

[**]18

17 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

18 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

41

Section 7.1(c)

Conditions to the Obligations of Each Party: Consents

None.

42

ATTACHMENT I

Section 4.13(a)

Intellectual Property: Trademarks

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

U.S. Trademarks

Country	Mark	Image	Status	Application #	File Date	Registration #	Registration Date	Classes
UNITED STATES	STRAWBERRY SHORTCAKE		REGISTERED	73178085	7/13/1978	1117262	5/1/1979	16
UNITED STATES	STRAWBERRY SHORTCAKE		REGISTERED	73393580	9/29/1982	1267116	2/14/1984	16
UNITED STATES	STRAWBERRY SHORTCAKE		REGISTERED	73791750	4/7/1989	1564827	11/7/1989	28
UNITED STATES	STRAWBERRY SHORTCAKE		REGISTERED	74062893	5/25/1990	1959123	2/27/1996	25
UNITED STATES	STRAWBERRY SHORTCAKE		REGISTERED	75574758	10/21/1998	2309010	1/18/2000	25
UNITED STATES	STRAWBERRY SHORTCAKE		REGISTERED	76209019	2/13/2001	2901936	11/9/2004	03

1

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

Country	Mark	Image	Status	Application #	File Date	Registration #	Registration Date	Classes
UNITED STATES	STRAWBERRY SHORTCAKE		REGISTERED	78145685	7/19/2002	2887531	9/21/2004	20, 21, 24
UNITED STATES	STRAWBERRY SHORTCAKE		REGISTERED	78145689	7/19/2002	2925739	2/8/2005	09, 14, 18
UNITED STATES	STRAWBERRY SHORTCAKE		REGISTERED	78145691	7/19/2002	3171964	11/14/2006	25, 26
UNITED STATES	STRAWBERRY SHORTCAKE		REGISTERED	78145693	7/19/2002	2803695	1/6/2004	28
UNITED STATES	STRAWBERRY SHORTCAKE		REGISTERED	78145692	7/19/2002	2856798	6/22/2004	16
UNITED STATES	STRAWBERRY SHORTCAKE		REGISTERED	85151760	10/13/2010	4580350	8/5/2014	41
UNITED STATES	STRAWBERRY SHORTCAKE		REGISTERED	85976135	10/13/2010	4196032	8/21/2012	41

2

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

Country	Mark	Image	Status	Application #	File Date	Registration #	Registration Date	Classes
UNITED STATES	STRAWBERRY SHORTCAKE		REGISTERED	86408929	9/29/2014	4847516	11/3/2015	05
UNITED STATES	BLUEBERRY MUFFIN		REGISTERED	73244574	12/31/1979	1201259	7/13/1982	28
UNITED STATES	PUPCAKE		REGISTERED	77754998	6/9/2009	3931764	3/15/2011	28
UNITED STATES	BERRYKIN		REGISTERED	77888891	12/8/2009	3926692	3/1/2011	28
UNITED STATES	CHERRY JAM		REGISTERED	85172806	11/9/2010	4176397	7/17/2012	28
UNITED STATES	RASPBERRY TART		ALLOWED	86442819	11/3/2014			28
UNITED STATES	PITTERPATCH		REGISTERED	85629061	5/18/2012	4898852	2/9/2016	28

3

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

Country	Mark	Image	Status	Application #	File Date	Registration #	Registration Date	Classes
UNITED STATES	CHIFFON		REGISTERED	85629064	5/18/2012	4898853	2/9/2016	28
UNITED STATES	ORANGE BLOSSOM		REGISTERED	86027599	8/2/2013	4443977	12/3/2013	28
UNITED STATES	HUCKLEBERRY PIE		ALLOWED	86121860	11/18/2013			28
UNITED STATES	TEA TIME TURTLE		ALLOWED	86246759	4/9/2014			28
UNITED STATES	SOUR GRAPES		ALLOWED	86246766	4/9/2014			28
UNITED STATES	APPLE DUMPLIN		ALLOWED	86246772	4/9/2014			28
UNITED STATES	SWEET GRAPES		ALLOWED	86246776	4/9/2014			28

4

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

Country	Mark	Image	Status	Application #	File Date	Registration #	Registration Date	Classes
UNITED STATES	RASPBERRY TORTE		ALLOWED	86442824	11/3/2014			28
UNITED STATES	PLUM PUDDING		REGISTERED	85150709	10/12/2010	4062315	11/29/2011	28
UNITED STATES	HENNA		REGISTERED	86545534	2/25/2015	4873187	12/22/2015	28
UNITED STATES	LEMON MERINGUE		REGISTERED	78398458	4/8/2004	3216265	3/6/2007	28
UNITED STATES	CINNAPUP		REGISTERED	85983428	5/18/2012	4724431	4/21/2015	28
UNITED STATES	SCOUTY		REGISTERED	85983429	5/18/2012	4724432	4/21/2015	28
UNITED STATES	MARMALADE		ALLOWED	86844277	12/9/2015			28

5

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

Foreign Trademarks

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 011	Argentina	FRUTILANDIA		Registered	Shortcake IP Holdings LLC	41	3.530.575	04/12/2005	2.869.050	08/30/2006	08/30/2026
SCAKE 005	Argentina	FRUTILLITA		Registered	Shortcake IP Holdings LLC	9	2.408.919	01/27/2003	2.660.251	11/10/2003	11/10/2023
SCAKE 006	Argentina	FRUTILLITA		Registered	Shortcake IP Holdings LLC	14	2.408.920	01/27/2003	2.655.858	11/05/2003	11/05/2023
SCAKE 004	Argentina	FRUTILLITA		Registered	Shortcake IP Holdings LLC	16	2.569.487	09/16/1982	2.152.979	04/18/2007	4/18/2017 - renewal in process
SCAKE 007	Argentina	FRUTILLITA		Registered	Shortcake IP Holdings LLC	28	2.408.921	01/27/2003	2.677.986	03/11/2004	03/11/2024

6

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 014	Argentina	FRUTILLITA		Registered	Shortcake IP Holdings LLC	41	3.530.573	04/12/2005	2.869.049	08/30/2006	08/30/2026
SCAKE	Argentina	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	18	2.640.207	12/19/2005	2.148.464	03/21/2007	3/21/2017 - renewal in process
SCAKE 012	Argentina	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	24	3.047.275	11/18/2010	2.479.111	12/02/2011	12/02/2021
SCAKE 013	Argentina	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	25	3.194.029	09/26/2012	2.619.802	01/06/2014	01/06/2024
SCAKE 008	Argentina	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	28	2.508.625	04/21/2004	2.199.664	11/28/2007	11/28/2017
SCAKE 009	Argentina	STRAWBERRY SHORTCAKE with Circle Design 2		Registered		28	2.754.807	06/28/2007	2.249.553	09/16/2008	09/16/2018

7

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 010	Argentina	STRAWBERRY SHORTCAKE with Circle Strawberry Design		Registered	Shortcake IP Holdings LLC	28	2.754.808	06/28/2007	2.249.554	09/16/2008	09/16/2018
SCAKE 016	Australia	LEMON MERINGUE		Registered	Shortcake IP Holdings LLC	28	363176	07/22/1981	363176	07/22/2012	07/22/2022
SCAKE 017	Australia	ORANGE BLOSSOM		Registered	Shortcake IP Holdings LLC	28	363194	07/22/1981	363194	07/22/2012	07/22/2022
SCAKE 018	Australia	PURPLE PIEMAN		Registered	Shortcake IP Holdings LLC	28	363200	07/22/1981	363200	07/22/2012	07/22/2022
SCAKE 023	Australia	RASPBERRY TART		Registered	Shortcake IP Holdings LLC	28	363170	07/22/1981	363170	07/22/2012	07/22/2022
SCAKE 022	Australia	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	16	329,105	02/21/1979	329,105	02/21/2010	02/21/2020

8

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 021	Australia	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	28	329,106	02/21/1979	329,106	02/21/2010	02/21/2020
SCAKE 026	Australia	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	41	1,385,380	09/24/2010	1,385,380	05/18/2011	09/24/2020
SCAKE 025	Australia	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	20, 21	960,545	07/04/2003	960,545	07/04/2013	07/04/2023
SCAKE 024	Australia	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	9, 24, 25	936,579	12/04/2002	936,579	10/31/2003	12/04/2022

9

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 020	Australia	STRAWBERRY SHORTCAKE LOGO (WELCOME)		Registered	Shortcake IP Holdings LLC	16	345,960	05/09/1980	345,960	05/09/2011	05/09/2021
SCAKE 019	Australia	STRAWBERRY SHORTCAKE LOGO (WELCOME)		Registered	Shortcake IP Holdings LLC	28	345,961	05/09/1980	345,961	05/09/2011	05/09/2021
SCAKE 028	Austria	EMILY ERDBEER		Registered	Shortcake IP Holdings LLC	9, 28, 41	7464/2008	11/14/2008	250043	03/18/2009	03/31/2019
SCAKE 027	Austria	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	16, 28	AM428/79	02/13/1979	90907	04/18/1979	04/30/2019
SCAKE 029	Belize	ROSITA FRESITA		Registered	Shortcake IP Holdings LLC	28	8199.11	10/05/2011	8199.11	02/06/2012	10/05/2021

10

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 041	Benelux	ANNA AARDBEI		Registered	Shortcake IP Holdings LLC	9, 28, 41	1188402	09/16/2009	0869131	09/16/2009	09/16/2019
SCAKE 032	Benelux	BABA ORANGE		Registered	Shortcake IP Holdings LLC	28	643085	05/27/1981	0374688	05/27/1981	05/27/2021
SCAKE 035	Benelux	CHARLOTTE AARDBEI		Registered	Shortcake IP Holdings LLC	16, 28	651972	08/13/1982	0383992	08/13/1982	08/13/2022

11

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 036	Benelux	CHARLOTTE AUX FRAISES		Registered	Shortcake IP Holdings LLC	14, 16, 24, 25, 28	635593	03/18/1980	0365068	03/18/1980	03/18/2020
SCAKE 040	Benelux	CHARLOTTE AUX FRAISES		Registered	Shortcake IP Holdings LLC	9, 18, 20	1045156	12/02/2003	0742868	12/02/2003	12/02/2023
SCAKE 031	Benelux	LEMON MERINGUE		Registered	Shortcake IP Holdings LLC	28	643076	05/27/1981	0374679	05/27/1981	05/27/2021
SCAKE 038	Benelux	MERINGUE CITRON		Registered	Shortcake IP Holdings LLC	28	643084	05/27/1981	0374687	05/27/1981	05/27/2021
SCAKE 034	Benelux	MOUSSE FRAMBOISE		Registered	Shortcake IP Holdings LLC	28	643083	07/08/1981	0374686	07/08/1981	07/08/2021

12

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 037	Benelux	ORANGE BLOSSOM		Registered	Shortcake IP Holdings LLC	28	643079	05/27/1981	0374682	05/27/1981	05/27/2021
SCAKE 030	Benelux	RASPBERRY TART		Registered	Shortcake IP Holdings LLC	28	643075	05/27/1981	0374678	05/27/1981	05/27/2021
SCAKE 039	Benelux	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	14, 24, 25	635597	03/18/1980	0365071	03/18/1980	03/18/2020
SCAKE 033	Benelux	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	16, 28	628670	02/12/1979	0356901	02/12/1979	02/12/2019
SCAKE 042	Bolivia	FRUTILLITA		Registered	Shortcake IP Holdings LLC	9	SM-0751-03	03/12/2003	92556-A	07/01/2004	07/01/2024
SCAKE 043	Bolivia	FRUTILLITA		Registered	Shortcake IP Holdings LLC	16	SM-0750-03	03/12/2003	94581-C	06/11/2004	06/11/2024

13

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 044	Bolivia	FRUTILLITA		Registered	Shortcake IP Holdings LLC	24	SM-0752-03	03/12/2003	94584-C	06/11/2004	06/11/2024
SCAKE 045	Bolivia	FRUTILLITA		Registered	Shortcake IP Holdings LLC	25	SM-0749-03	03/12/2003	94583-C	06/11/2004	06/11/2024
SCAKE 046	Bolivia	FRUTILLITA		Registered	Shortcake IP Holdings LLC	28	SM-0753-03	03/12/2003	94603-C	06/14/2004	06/14/2024
SCAKE 050	Bolivia	ROSITA FRESITA		Registered	Shortcake IP Holdings LLC	16	03369-2011	02/15/2012	133570-C	02/15/2012	02/15/2022
SCAKE 047	Bolivia	ROSITA FRESITA		Registered	Shortcake IP Holdings LLC	28	SM-4035-03	12/15/2003	105228-C	08/31/2006	08/31/2026
SCAKE 049	Bolivia	STRAWBERRY SHORTCAKE with Circle Strawberry Design		Registered	Shortcake IP Holdings LLC	28	2709-07	07/04/2007	128366-C	07/06/2001	07/06/2021

14

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 048	Bolivia	STRAWBERRY SHORTCAKE with Design 2		Registered	Shortcake IP Holdings LLC	28	2708-07	07/04/2007	128364-C	07/06/2011	07/06/2021
SCAKE 069	Brazil	BOLINHO		Registered	Those Characters From Cleveland, Inc. - assignment filed	28	826277292	02/27/2004	826277292	09/11/2007	09/11/2017
SCAKE 066	Brazil	ESPULETA		Registered	Those Characters From Cleveland, Inc. - assignment filed	28	826277314	02/27/2004	826277314	09/11/2007	09/11/2017
SCAKE 064	Brazil	LARANJINHA		Registered	Those Characters From Cleveland, Inc. - assignment filed	28	826277322	02/27/2004	826277322	09/11/2007	09/11/2017
SCAKE 073	Brazil	MACAZINHA		Registered	Those Characters From Cleveland, Inc. - assignment filed	28	827872909	10/21/2005	827872909	02/12/2008	02/12/2018
SCAKE 065	Brazil	MELZINHO		Filed	Those Characters From Cleveland, Inc. - assignment filed	28	826277330	02/27/2004

15

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 075	Brazil	MORANGUINHO		Filed	Those Characters From Cleveland, Inc. - assignment filed	3	907617239	04/28/2014
SCAKE 076	Brazil	MORANGUINHO		Filed	Those Characters From Cleveland, Inc. - assignment filed	5	908360762	09/29/2014
SCAKE 077	Brazil	MORANGUINHO		Filed	Those Characters From Cleveland, Inc. - assignment filed	12	908935080	01/30/2015
SCAKE 058	Brazil	MORANGUINHO		Registered	Those Characters From Cleveland, Inc. - assignment filed	14	825270014	02/11/2003	825270014	05/08/2007	5/8/2017 - renewal in process
SCAKE 057	Brazil	MORANGUINHO		Registered	Those Characters From Cleveland, Inc. - assignment filed	16	811132595	04/07/1983	811132595	06/05/1984	06/05/2024
SCAKE 051	Brazil	MORANGUINHO		Registered	Those Characters From Cleveland, Inc. - assignment filed	16	813675235	07/20/1987	813675235	03/28/1989	03/28/2019

16

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 059	Brazil	MORANGUINHO		Registered	Those Characters From Cleveland, Inc. - assignment filed	18	825269997	02/11/2003	825269997	05/08/2007	5/8/2017 - renewal in process
SCAKE 081	Brazil	MORANGUINHO		Registered	Those Characters From Cleveland, Inc. - assignment filed	20	830906460	01/18/2011	830906460	06/24/2014	06/24/2024
SCAKE 060	Brazil	MORANGUINHO		Registered	Those Characters From Cleveland, Inc. - assignment filed	21	825270006	02/11/2003	825270006	05/08/2007	5/8/2017 - renewal in process
SCAKE 055	Brazil	MORANGUINHO		Registered	Those Characters From Cleveland, Inc. - assignment filed	24	811132617	04/07/1983	811132617	06/05/1984	06/05/2024
SCAKE 078	Brazil	MORANGUINHO		Registered	Those Characters From Cleveland, Inc. - assignment filed	27	902024108	10/09/2009	902024108	12/24/2013	12/24/2023
SCAKE 056	Brazil	MORANGUINHO		Registered	Those Characters From Cleveland, Inc. - assignment filed	28	810697530	11/27/1981	810697530	08/16/1983	08/16/2023

17

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 080	Brazil	MORANGUINHO (Stylized)		Filed	Those Characters From Cleveland, Inc. - assignment filed	41	830841466	11/17/2010
SCAKE 072	Brazil	MORANGUINHO with Design		Registered	Those Characters From Cleveland, Inc. - assignment filed	3	827051735	11/04/2004	827051735	10/23/2007	10/23/2017
SCAKE 061	Brazil	MORANGUINHO with design		Registered	Those Characters From Cleveland, Inc. - assignment filed	9	825764939	08/20/2003	825764939	04/01/2008	04/01/2018
SCAKE 070	Brazil	PAO-DE-MEL		Filed	Those Characters From Cleveland, Inc. - assignment filed	28	826277268	02/27/2004
SCAKE 071	Brazil	PIMENTINHA		Registered	Those Characters From Cleveland, Inc. - assignment filed	28	826277357	02/27/2004	826277357	09/11/2007	09/11/2017
SCAKE 067	Brazil	PUDIM		Registered	Those Characters From Cleveland, Inc. - assignment filed	28	826277284	02/27/2004	826277284	09/11/2007	09/11/2017

18

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 068	Brazil	ROCAMBOLE		Registered	Those Characters From Cleveland, Inc. - assignment filed	28	826277306	02/27/2004	826277306	09/11/2007	09/11/2017
SCAKE 062	Brazil	STRAWBERRY SHORTCAKE		Registered	Those Characters From Cleveland, Inc. - assignment filed	9	825945690	10/06/2003	825945690	07/31/2007	07/31/2017
SCAKE 052	Brazil	STRAWBERRY SHORTCAKE		Registered	Those Characters From Cleveland, Inc. - assignment filed	16	8080/79	03/29/1979	007179529	02/25/1980	02/25/2020
SCAKE 074	Brazil	STRAWBERRY SHORTCAKE		Registered	Those Characters From Cleveland, Inc. - assignment filed	18	829475141	11/12/2007	829475141	12/15/2009	12/15/2019
SCAKE 063	Brazil	STRAWBERRY SHORTCAKE		Registered	Those Characters From Cleveland, Inc. - assignment filed	25	825945704	10/06/2003	825945704	07/31/2007	07/31/2017
SCAKE 053	Brazil	STRAWBERRY SHORTCAKE		Registered	Those Characters From Cleveland, Inc. - assignment filed	28	8083/79	03/29/1979	007179537	04/10/1980	04/10/2020

19

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 079	Brazil	STRAWBERRY SHORTCAKE		Registered	Those Characters From Cleveland, Inc. - assignment filed	41	830841440	11/17/2010	830841440	05/27/2014	05/27/2024
SCAKE 082	Brazil	STRAWBERRY SHORTCAKE DANCE POSE Logo		Registered	Those Characters From Cleveland, Inc. - assignment filed	18	831246219	10/21/2011	831246219	12/16/2014	12/16/2024
SCAKE 083	Brazil	STRAWBERRY SHORTCAKE DANCE POSE Logo		Registered	Those Characters From Cleveland, Inc. - assignment filed	28	831246197	10/21/2011	831246197	12/16/2014	12/16/2024
SCAKE 054	Brazil	STRAWBERRY SHORTCAKE LOGO WITH MORANGUINHO		Registered	Those Characters From Cleveland, Inc. - assignment filed	30	813679672	07/23/1987	813679672	03/14/1989	03/14/2019

20

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 105	Canada	AMANDELLE		Registered	Shortcake IP Holdings LLC	N/A	496,574	12/21/1982	299,653	02/01/1985	02/01/2030
SCAKE 116	Canada	APPLE DUMPLIN'		Registered	Shortcake IP Holdings LLC	N/A	1,150,420	08/21/2002	608,724	04/27/2004	04/27/2019
SCAKE 100	Canada	BLEUETTE		Registered	Shortcake IP Holdings LLC	N/A	510572	10/12/1983	302112	04/19/1985	04/19/2030
SCAKE 101	Canada	BLUEBERRY MUFFIN		Registered	Shortcake IP Holdings LLC	N/A	493372	10/13/1982	306748	09/06/1985	09/06/2030
SCAKE 126	Canada	BUTTER PECAN		Registered	Shortcake IP Holdings LLC	N/A	1,288,603	02/03/2006	682,333	02/26/2007	02/26/2022
SCAKE 121	Canada	CARAMELO		Registered	Shortcake IP Holdings LLC	N/A	1,172,775	03/28/2003	663,592	05/03/2006	05/03/2021

21

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 118	Canada	CHAUSSON		Registered	Shortcake IP Holdings LLC	N/A	1,172,778	03/28/2003	663,593	05/03/2006	05/03/2021
SCAKE 137	Canada	CHERRY JAM		Registered	Shortcake IP Holdings LLC	N/A	1,506,097	12/01/2010	866,994	12/10/2013	12/10/2028
SCAKE 127	Canada	CHERRY VANILLA		Registered	Shortcake IP Holdings LLC	N/A	1,288,602	02/03/2006	692,166	07/17/2007	07/17/2022
SCAKE 115	Canada	CHOCOLATE CHIPMUNK		Registered	Shortcake IP Holdings LLC	N/A	1,150,419	08/21/2002	601,567	02/06/2004	02/06/2019
SCAKE 123	Canada	CHOU A LA CREME		Registered	Shortcake IP Holdings LLC	N/A	1,172,773	03/28/2003	622,330	10/12/2004	10/12/2019
SCAKE 097	Canada	CITRONETTE		Registered	Shortcake IP Holdings LLC	N/A	472785	07/17/1981	302041	04/19/1985	04/19/2030

22

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 130	Canada	COOKIE DOUGH		Registered	Shortcake IP Holdings LLC	N/A	1,288,599	02/03/2006	687,691	05/14/2007	05/14/2022
SCAKE 132	Canada	CREPES SUZETTE		Registered	Shortcake IP Holdings LLC	N/A	1,311,341	08/01/2006	692,588	07/23/2007	07/23/2022
SCAKE 102	Canada	CUSTARD		Registered	Shortcake IP Holdings LLC	N/A	493373	10/13/1982	302094	04/19/1985	04/19/2030
SCAKE 090	Canada	FLANFOLLET		Registered	Shortcake IP Holdings LLC	N/A	510574	10/12/1983	302060	04/19/1985	04/19/2030
SCAKE 092	Canada	FRAISINETTE		Registered	Shortcake IP Holdings LLC	N/A	479953	01/14/1982	320652	11/14/1986	11/14/2031
SCAKE 125	Canada	FRAISINETTE		Registered	Shortcake IP Holdings LLC	N/A	1269553	08/23/2005	705,439	01/23/2008	01/23/2023

23

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 091	Canada	FRAISINETTE		Registered	Shortcake IP Holdings LLC	N/A	451852	03/28/1980	313650	04/25/1986	04/25/2031
SCAKE 131	Canada	FROSTY PUFF		Registered	Shortcake IP Holdings LLC	N/A	1,311,340	08/01/2006	692,587	07/23/2007	07/23/2022
SCAKE 114	Canada	GINGER SNAP		Registered	Shortcake IP Holdings LLC	N/A	1,150,418	08/21/2002	608,984	04/29/2004	04/29/2019
SCAKE 094	Canada	GRIGNOTINE		Registered	Shortcake IP Holdings LLC	N/A	510571	10/12/1983	302059	04/19/1985	04/19/2030
SCAKE 113	Canada	HONEY PIE PONY		Registered	Shortcake IP Holdings LLC	N/A	1,150,417	08/21/2002	648,451	09/19/2005	09/19/2020
SCAKE 112	Canada	HUCKLEBERRY PIE		Registered	Shortcake IP Holdings LLC	N/A	1,150,416	08/21/2002	648,430	09/19/2005	09/19/2020

24

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 111	Canada	LEMON MERINGUE		Registered	Shortcake IP Holdings LLC	N/A	1,150,415	08/21/2002	671,939	09/01/2006	09/01/2021
SCAKE 117	Canada	MADELEINE		Registered	Shortcake IP Holdings LLC	N/A	1,172,779	03/28/2003	622,710	10/18/2004	10/18/2019
SCAKE 120	Canada	MAM'ZELLE GALETTE		Registered	Shortcake IP Holdings LLC	N/A	1,172,776	03/28/2003	621,978	10/06/2004	10/06/2019
SCAKE 122	Canada	MANDARINE		Registered	Shortcake IP Holdings LLC	N/A	1,172,774	03/28/2003	622,169	10/07/2004	10/07/2019
SCAKE 110	Canada	MARMALADE		Registered	Shortcake IP Holdings LLC	N/A	1,150,414	08/21/2002	621,989	10/06/2004	10/06/2019
SCAKE 129	Canada	MILKSHAKE		Registered	Shortcake IP Holdings LLC	N/A	1,288,600	02/03/2006	682,334	02/26/2007	02/26/2022

25

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 108	Canada	ORANGE BLOSSOM		Registered	Shortcake IP Holdings LLC	N/A	472793	07/17/1981	307932	11/01/1985	11/01/2030
SCAKE 128	Canada	ORANGE TWIST		Registered	Shortcake IP Holdings LLC	N/A	1,288,601	02/03/2006	690,538	06/21/2007	06/21/2022
SCAKE 119	Canada	PEPITE		Registered	Shortcake IP Holdings LLC	N/A	1,172,777	03/28/2003	622,216	10/07/2004	10/07/2019
SCAKE 084	Canada	PETIT BEIGNET		Registered	Shortcake IP Holdings LLC	N/A	510570	10/12/1983	302058	04/19/1985	04/19/2030
SCAKE 088	Canada	PUPCAKE		Registered	Shortcake IP Holdings LLC	N/A	493374	10/13/1982	302048	04/19/1985	04/19/2030
SCAKE 124	Canada	RAINBOW SHERBET		Registered	Shortcake IP Holdings LLC	N/A	1,198,720	12/05/2003	678,873	01/04/2007	01/04/2022

26

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 095	Canada	RASPBERRY TART		Registered	Shortcake IP Holdings LLC	N/A	472797	07/17/1981	301855	04/12/1985	04/12/2030
SCAKE 133	Canada	RASPBERRY TORTE		Registered	Shortcake IP Holdings LLC	N/A	1,311,346	08/01/2006	692,589	07/23/2007	07/23/2022
SCAKE 089	Canada	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	N/A	435,636	02/12/1979	275,798	01/14/1983	01/14/2028
SCAKE 093	Canada	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	N/A	479952	01/14/1982	320146	10/31/1986	10/31/2031
SCAKE 103	Canada	STRAWBERRY SHORTCAKE LOGO (Canadian French)		Registered	Shortcake IP Holdings LLC	N/A	479955	01/14/1982	319894	10/24/1986	10/24/2031
SCAKE 135	Canada	SWEET GRAPES		Filed	Shortcake IP Holdings LLC	N/A	1,696,796	10/06/2014

27

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 136	Canada	TEA TIME TURTLE		Filed	Shortcake IP Holdings LLC	N/A	1,696,797	10/06/2014
SCAKE 109	Canada	VANILLA ICING		Registered	Shortcake IP Holdings LLC	N/A	1,150,411	08/21/2002	602,183	02/13/2004	02/13/2019
SCAKE 147	Chile	FRUTILLITA		Registered	Shortcake IP Holdings LLC	3	937079	01/14/2011	933585	10/03/2011	10/03/2021
SCAKE 139	Chile	FRUTILLITA		Registered	Shortcake IP Holdings LLC	16	1052709	04/04/2013	1030079	05/15/2013	05/15/2023
SCAKE 140	Chile	FRUTILLITA		Registered	Shortcake IP Holdings LLC	9, 14, 18, 21, 28	1052708	04/04/2013	1030077	06/13/2013	06/13/2023
SCAKE 142	Chile	FRUTILLITA with design		Registered	Shortcake IP Holdings LLC	24	1098753	03/14/2014	1093856	03/19/2014	03/19/2024

28

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 145	Chile	FRUTILLITA with Design		Registered	Shortcake IP Holdings LLC	25	825841	06/23/2008	859112	09/01/2009	09/01/2019
SCAKE 141	Chile	FRUTILLITA with design		Registered	Shortcake IP Holdings LLC	25	1098754	03/14/2014	1093858	03/19/2014	03/19/2024
SCAKE 138	Chile	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	16, 28	1111994	06/20/2014	1120783	08/12/2014	08/12/2024
SCAKE 144	Chile	STRAWBERRY SHORTCAKE with Circle Strawberry Design		Registered	Shortcake IP Holdings LLC	28	778973	06/27/2007	822114	07/18/2008	07/18/2018
SCAKE 143	Chile	STRAWBERRY SHORTCAKE with Design 2		Registered	Shortcake IP Holdings LLC	28	778972	06/27/2007	822113	07/18/2008	07/18/2018
SCAKE 146	Chile	STRAWBERRY SHORTCAKE with vine border Design		Registered	Shortcake IP Holdings LLC	3	1102020	04/08/2014	1160516	03/26/2015	03/26/2025

29

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 157	China P.R.	Cao Mei Tian Xin in Chinese characters ("STRAWBERRY SHORTCAKE")		Registered	Shortcake IP Holdings LLC	9	6124110	06/22/2007	6124110	02/21/2010	02/20/2020
SCAKE 168	China P.R.	Cao Mei Tian Xin in Chinese characters ("STRAWBERRY SHORTCAKE")		Registered	Shortcake IP Holdings LLC	14	12715083	06/06/2013	12715083	10/21/2014	10/20/2024
SCAKE 158	China P.R.	Cao Mei Tian Xin in Chinese characters ("STRAWBERRY SHORTCAKE")		Registered	Shortcake IP Holdings LLC	16	6124109	06/22/2007	6124109	02/07/2010	02/06/2020
SCAKE 159	China P.R.	Cao Mei Tian Xin in Chinese characters ("STRAWBERRY SHORTCAKE")		Registered	Shortcake IP Holdings LLC	18	6124128	06/22/2007	6124128	09/28/2013	09/27/2023
SCAKE 169	China P.R.	Cao Mei Tian Xin in Chinese characters ("STRAWBERRY SHORTCAKE")		Registered	Shortcake IP Holdings LLC	21	12715082	06/06/2013	12715082	10/21/2014	10/20/2024

30

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 160	China P.R.	Cao Mei Tian Xin in Chinese characters ("STRAWBERRY SHORTCAKE")		Registered	Shortcake IP Holdings LLC	24	6124127	06/22/2007	6124127	03/28/2010	03/27/2020
SCAKE 161	China P.R.	Cao Mei Tian Xin in Chinese characters ("STRAWBERRY SHORTCAKE")		Registered	Shortcake IP Holdings LLC	25	6124126	06/22/2007	6124126	08/14/2014	08/13/2024
SCAKE 170	China P.R.	Cao Mei Tian Xin in Chinese characters ("STRAWBERRY SHORTCAKE")		Registered	Shortcake IP Holdings LLC	25	12715081	06/06/2013	12715081	10/21/2014	10/20/2024
SCAKE 162	China P.R.	Cao Mei Tian Xin in Chinese characters ("STRAWBERRY SHORTCAKE")		Registered	Shortcake IP Holdings LLC	28	6124125	06/22/2007	6124125	03/28/2010	03/27/2020
SCAKE 171	China P.R.	Cao Mei Tian Xin in Chinese Characters ("STRAWBERRY SHORTCAKE")		Registered	Shortcake IP Holdings LLC	41	12715080	06/06/2013	12715080	10/21/2014	10/20/2024
SCAKE 167	China P.R.	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	14	6907510	08/19/2008	6907510	05/14/2010	05/13/2020

31

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 148	China P.R.	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	16	4307615	10/13/2004	4307615	12/07/2007	12/06/2017
SCAKE 149	China P.R.	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	24	4307614	10/13/2004	4307614	08/21/2008	08/20/2018
SCAKE 150	China P.R.	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	28	4307603	10/13/2004	4307603	08/21/2008	08/20/2018
SCAKE 163	China P.R.	STRAWBERRY SHORTCAKE and Chinese letters		Registered	Shortcake IP Holdings LLC	25	13982118	01/26/2014	13982118	10/21/2016	10/20/2026
SCAKE 166	China P.R.	Strawberry Shortcake Design 3 without words		Registered	Shortcake IP Holdings LLC	20	12715084	06/06/2013	12715084	10/21/2014	10/20/2024
SCAKE 193	China P.R.	Strawberry Shortcake Design 3 without words		Registered	Shortcake IP Holdings LLC	30	8829080	11/29/2010	8829080	11/28/2011	11/27/2021

32

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 183	China P.R.	Strawberry Shortcake Design3 without words		Registered	Shortcake IP Holdings LLC	3	8183854	04/07/2010	8183854	04/07/2011	04/06/2021
SCAKE 184	China P.R.	Strawberry Shortcake Design3 without words		Registered	Shortcake IP Holdings LLC	9	8183853	04/07/2010	8183853	04/07/2011	04/06/2021
SCAKE 185	China P.R.	Strawberry Shortcake Design3 without words		Registered	Shortcake IP Holdings LLC	14	8183852	04/07/2010	8183852	04/14/2011	04/13/2021
SCAKE 186	China P.R.	Strawberry Shortcake Design3 without words		Registered	Shortcake IP Holdings LLC	16	8183851	04/07/2010	8183851	04/14/2011	04/13/2021
SCAKE 187	China P.R.	Strawberry Shortcake Design3 without words		Registered	Shortcake IP Holdings LLC	18	8183850	04/07/2010	8183850	04/07/2011	04/06/2021

33

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 188	China P.R.	Strawberry Shortcake Design3 without words		Registered	Shortcake IP Holdings LLC	21	8183849	04/07/2010	8183849	04/14/2011	04/13/2021
SCAKE 189	China P.R.	Strawberry Shortcake Design3 without words		Registered	Shortcake IP Holdings LLC	24	8183848	04/07/2010	8183848	04/07/2011	04/06/2021
SCAKE 190	China P.R.	Strawberry Shortcake Design3 without words		Registered	Shortcake IP Holdings LLC	25	8183847	04/07/2010	8183847	04/07/2011	04/06/2021
SCAKE 191	China P.R.	Strawberry Shortcake Design3 without words		Registered	Shortcake IP Holdings LLC	28	8183846	04/07/2010	8183846	04/07/2011	04/06/2021
SCAKE 192	China P.R.	Strawberry Shortcake Design3 without words		Registered	Shortcake IP Holdings LLC	41	8183845	04/07/2010	8183845	04/07/2011	04/06/2021

34

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 151	China P.R.	STRAWBERRY SHORTCAKE with Design 2		Registered	Shortcake IP Holdings LLC	9	6090838	06/05/2007	6090838	02/14/2010	02/13/2020
SCAKE 152	China P.R.	STRAWBERRY SHORTCAKE with Design 2		Registered	Shortcake IP Holdings LLC	16	6090837	06/05/2007	6090837	01/21/2010	01/20/2020
SCAKE 153	China P.R.	STRAWBERRY SHORTCAKE with Design 2		Registered	Shortcake IP Holdings LLC	18	6090836	06/05/2007	6090836	02/14/2014	02/13/2024
SCAKE 154	China P.R.	STRAWBERRY SHORTCAKE with Design 2		Registered	Shortcake IP Holdings LLC	24	6090835	06/05/2007	6090835	03/28/2010	03/27/2020
SCAKE 155	China P.R.	STRAWBERRY SHORTCAKE with Design 2		Registered	Shortcake IP Holdings LLC	25	6090834	06/05/2007	6090834	07/14/2014	07/13/2024

35

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 164	China P.R.	STRAWBERRY SHORTCAKE with Design 2		Registered	Shortcake IP Holdings LLC	25	13781671	12/23/2013	13781671	02/21/2016	02/20/2026
SCAKE 156	China P.R.	STRAWBERRY SHORTCAKE with Design 2		Registered	Shortcake IP Holdings LLC	28	6090833	06/05/2007	6090833	03/28/2010	03/27/2020
SCAKE 172	China P.R.	STRAWBERRY SHORTCAKE with Design 2 (no words just Design)		Registered	Shortcake IP Holdings LLC	30	8130404	03/18/2010	8130404	12/28/2011	12/27/2021
SCAKE 173	China P.R.	STRAWBERRY SHORTCAKE with Design 3		Registered	Shortcake IP Holdings LLC	3	8183834	04/07/2010	8183834	04/07/2011	04/06/2021
SCAKE 174	China P.R.	STRAWBERRY SHORTCAKE with Design 3		Registered	Shortcake IP Holdings LLC	9	8183833	04/07/2010	8183833	04/07/2011	04/06/2021

36

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 175	China P.R.	STRAWBERRY SHORTCAKE with Design 3		Registered	Shortcake IP Holdings LLC	14	8183832	04/07/2010	8183832	04/07/2011	04/06/2021
SCAKE 176	China P.R.	STRAWBERRY SHORTCAKE with Design 3		Registered	Shortcake IP Holdings LLC	16	8183831	04/07/2010	8183831	04/07/2011	04/06/2021
SCAKE 177	China P.R.	STRAWBERRY SHORTCAKE with Design 3		Registered	Shortcake IP Holdings LLC	18	8183830	04/07/2010	8183830	08/07/2013	08/06/2023
SCAKE 178	China P.R.	STRAWBERRY SHORTCAKE with Design 3		Registered	Shortcake IP Holdings LLC	21	8183829	04/07/2010	8183829	08/07/2013	08/06/2023
SCAKE 179	China P.R.	STRAWBERRY SHORTCAKE with Design 3		Registered	Shortcake IP Holdings LLC	24	8183828	04/07/2010	8183828	04/07/2011	04/06/2021
SCAKE 180	China P.R.	STRAWBERRY SHORTCAKE with Design 3		Registered	Shortcake IP Holdings LLC	25	8183827	04/07/2010	8183827	03/07/2014	03/06/2024

37

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 181	China P.R.	STRAWBERRY SHORTCAKE with Design 3		Registered	Shortcake IP Holdings LLC	28	8183826	04/07/2010	8183826	04/07/2011	04/06/2021
SCAKE 182	China P.R.	STRAWBERRY SHORTCAKE with Design 3		Registered	Shortcake IP Holdings LLC	41	8183825	04/07/2010	8183825	04/07/2011	04/06/2021
SCAKE 165	China P.R.	STRAWBERRY-SHORTCAKE		Registered	Shortcake IP Holdings LLC	25	4856500	08/25/2005	4856500	05/21/2009	05/20/2019
SCAKE 194	Colombia	FRESITA		Registered	Shortcake IP Holdings LLC	9	3008192	02/04/2003	272314	08/28/2003	08/28/2023
SCAKE 195	Colombia	FRESITA		Registered	Shortcake IP Holdings LLC	14	3008191	02/04/2003	272315	08/28/2003	08/28/2023
SCAKE 196	Colombia	FRESITA		Registered	Shortcake IP Holdings LLC	16	3008185	02/04/2003	272323	08/28/2003	08/28/2023

38

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 197	Colombia	FRESITA		Registered	Shortcake IP Holdings LLC	18	3008190	02/04/2003	272316	08/28/2003	08/28/2023
SCAKE 198	Colombia	FRESITA		Registered	Shortcake IP Holdings LLC	21	3008189	02/04/2003	272325	08/28/2003	08/28/2023
SCAKE 205	Colombia	FRESITA		Registered	Shortcake IP Holdings LLC	25	08-119795	11/10/2008	378631	05/14/2009	05/14/2019
SCAKE 199	Colombia	FRESITA		Registered	Shortcake IP Holdings LLC	28	3008187	02/04/2003	272324	08/28/2003	08/28/2023
SCAKE 209	Colombia	ROSITA FRESITA		Registered	Shortcake IP Holdings LLC	16	11-080720	06/28/2011	448306	04/30/2012	04/30/2022
SCAKE 202	Colombia	ROSITA FRESITA		Registered	Shortcake IP Holdings LLC	28	3109412	12/15/2003	283624	07/21/2004	07/21/2024

39

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 206	Colombia	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	9	08-129874	12/05/2008	380866	06/24/2009	06/24/2019
SCAKE 200	Colombia	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	24	391334	10/14/2003	281626	05/27/2004	05/27/2024
SCAKE 201	Colombia	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	25	3091335	10/14/2003	281627	05/27/2004	05/27/2024
SCAKE 207	Colombia	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	28	08-129876	12/05/2008	380867	06/24/2009	06/24/2019
SCAKE 208	Colombia	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	41	08-129879	12/05/2008	380869	06/24/2009	06/24/2019
SCAKE 204	Colombia	STRAWBERRY SHORTCAKE with Circle Strawberry Design		Registered	Shortcake IP Holdings LLC	28	07-065323	06/27/2007	345040	01/30/2008	01/30/2018

40

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 203	Colombia	STRAWBERRY SHORTCAKE with Design 2		Registered	Shortcake IP Holdings LLC	28	07-065322	06/27/2007	345039	01/30/2008	01/30/2018
SCAKE 210	Costa Rica	ROSITA FRESITA		Registered	Shortcake IP Holdings LLC	9	2003-0004607	07/18/2003	143547	01/19/2004	01/19/2024
SCAKE 211	Costa Rica	ROSITA FRESITA		Registered	Shortcake IP Holdings LLC	16	2003-0004608	07/18/2003	144873	02/26/2004	02/26/2024
SCAKE 212	Costa Rica	ROSITA FRESITA		Registered	Shortcake IP Holdings LLC	24	2003-0004609	07/18/2003	143546	01/19/2004	01/19/2024
SCAKE 213	Costa Rica	ROSITA FRESITA		Registered	Shortcake IP Holdings LLC	25	2003-0004611	07/18/2003	143544	01/19/2004	01/19/2024
SCAKE 214	Costa Rica	ROSITA FRESITA		Registered	Shortcake IP Holdings LLC	28	2003-004610	07/18/2003	143545	01/19/2004	01/19/2024

41

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 215	Costa Rica	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	16, 28	2007-0000915	02/01/2007	172720	01/25/2008	01/25/2018
SCAKE 218	Costa Rica	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	9, 41	2009-0009616	11/04/2009	199218	03/01/2010	03/01/2020
SCAKE 217	Costa Rica	STRAWBERRY SHORTCAKE with Circle Strawberry Design		Registered	Shortcake IP Holdings LLC	28	2007-0016105	12/20/2007	176608	06/18/2008	06/18/2018
SCAKE 216	Costa Rica	STRAWBERRY SHORTCAKE with Design 2		Registered	Shortcake IP Holdings LLC	28	2007-0016110	12/20/2007	176531	06/17/2008	06/17/2018

42

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 220	Croatia	JAGODICA BOBICA		Registered	Shortcake IP Holdings LLC	9, 28, 41	Z20082615	12/11/2008	Z20082615	12/04/2009	12/11/2018
SCAKE 219	Croatia	STRAWBERRY SHORTCAKE with Design		Registered	Shortcake IP Holdings LLC	18, 25, 28	Z20062352	12/12/2006	Z20062352	04/30/2008	12/12/2026
SCAKE 221	Czech Republic	JAHUDKA		Registered	Shortcake IP Holdings LLC	9, 28, 41	464445	12/11/2008	305201	04/29/2009	12/11/2018

43

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 223	Denmark	JORDBAER MARIE		Registered	Shortcake IP Holdings LLC	9, 16, 28	VA200503808	09/14/2005	VR200603406	11/08/2006	11/08/2026
SCAKE 222	Denmark	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	16, 28	VA006351979	02/13/1979	VR030401979	10/19/1979	10/19/2019
SCAKE 224	Dominican Republic	ROSITA FRESITA		Registered	Shortcake IP Holdings LLC	16	2004-34641	04/29/2004	142723	07/30/2004	07/30/2024
SCAKE 225	Dominican Republic	ROSITA FRESITA		Registered	Shortcake IP Holdings LLC	25	2004-34642	04/29/2004	142724	07/30/2004	07/30/2024
SCAKE 226	Dominican Republic	ROSITA FRESITA		Registered	Shortcake IP Holdings LLC	28	2004-34643	04/29/2004	142722	07/30/2004	07/30/2024

44

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 231	Ecuador	FRESITA		Registered	Shortcake IP Holdings LLC	24	2014-55611	02/25/2014	8601	10/13/2014	09/11/2024
SCAKE 235	Ecuador	FRUTILLITA		Registered	Those Characters From Cleveland, Inc.	28	223468	12/28/2009	3119-10	05/26/2010	05/26/2020
SCAKE 227	Ecuador	ROSITA FRESITA		Registered	Shortcake IP Holdings LLC	25	139943	12/11/2003	29769	04/15/2004	04/15/2024
SCAKE 228	Ecuador	ROSITA FRESITA		Registered	Those Characters From Cleveland, Inc.	28	139944	12/11/2003	200	04/15/2004	04/15/2024
SCAKE 232	Ecuador	STRAWBERRY SHORTCAKE		Registered	Those Characters From Cleveland, Inc.	9	208300	12/10/2008	3473-09	05/04/2009	05/04/2019
SCAKE 233	Ecuador	STRAWBERRY SHORTCAKE		Registered	Those Characters From Cleveland, Inc.	28	208301	12/10/2008	3474-09	05/04/2009	05/04/2019

45

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 234	Ecuador	STRAWBERRY SHORTCAKE		Registered	Those Characters From Cleveland, Inc.	41	208302	12/10/2008	1546-09	05/04/2009	05/04/2019
SCAKE 230	Ecuador	STRAWBERRY SHORTCAKE with Circle Strawberry Design		Registered	Shortcake IP Holdings LLC	28	186264	07/09/2007	308-08	12/10/2007	12/10/2017
SCAKE 229	Ecuador	STRAWBERRY SHORTCAKE with Design 2		Registered	Shortcake IP Holdings LLC	28	186263	07/09/2007	309-08	12/10/2007	12/10/2017
SCAKE 237	El Salvador	ROSITA FRESITA		Registered	Shortcake IP Holdings LLC	9	20030040421	07/31/2003	65 Book 17	07/27/2004	07/27/2024
SCAKE 238	El Salvador	ROSITA FRESITA		Registered	Shortcake IP Holdings LLC	16	20030040423	07/31/2003	66 Book 17	07/27/2004	07/27/2024
SCAKE 239	El Salvador	ROSITA FRESITA		Registered	Shortcake IP Holdings LLC	24	20030040422	07/31/2003	4 Book 17	07/20/2004	07/20/2024

46

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 240	El Salvador	ROSITA FRESITA		Registered	Shortcake IP Holdings LLC	25	20030040420	07/31/2003	26 Book 17	07/21/2004	07/21/2024
SCAKE 241	El Salvador	ROSITA FRESITA		Registered	Shortcake IP Holdings LLC	28	20030040419	07/31/2003	25 Book 17	07/21/2004	07/21/2024
SCAKE 244	El Salvador	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	9	20090129477	11/09/2009	8 Book 152	06/09/2010	06/09/2020
SCAKE 245	El Salvador	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	41	20090129476	11/09/2009	126 Book 150	05/17/2010	05/17/2020
SCAKE 236	El Salvador	STRAWBERRY SHORTCAKE LOGO WITH FRESITA		Registered	Shortcake IP Holdings LLC	16	154	01/31/1985	96 Book 133	01/07/1992	01/07/2022
SCAKE 243	El Salvador	STRAWBERRY SHORTCAKE with Circle Strawberry		Registered	Shortcake IP Holdings LLC	28	20070095145	06/27/2007	184 Book 95	11/15/2007	11/15/2017

47

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 242	El Salvador	STRAWBERRY SHORTCAKE with Design 2		Registered	Shortcake IP Holdings LLC	28	20070095144	06/27/2007	54 Book 119	12/03/2008	12/03/2018
SCAKE 251	European Union	BLUEBERRY MUFFIN		Registered	Shortcake IP Holdings LLC	16, 18, 28	8167355	03/19/2009	8167355	11/22/2009	03/31/2019
SCAKE 250	European Union	SSC DESIGN (Registered Design)		Registered	Shortcake IP Holdings LLC		000973029-0001	07/18/2008	973029-0001	07/18/2008	07/31/2018
SCAKE 248	European Union	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	12, 18, 41	4794483	12/20/2005	4794483	06/05/2006	12/31/2025
SCAKE 247	European Union	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	3, 21, 30	3446523	10/24/2003	3446523	04/22/2005	10/31/2023
SCAKE 246	European Union	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	9, 14, 16, 18, 24, 25, 28	2956142	12/03/2002	2956142	10/29/2004	12/31/2022

48

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 246	European Union	STRAWBERRY SHORTCAKE with Design 2		Registered	Shortcake IP Holdings LLC	9, 16, 18, 21, 24, 25, 28	6040653	06/26/2007	6040653	02/18/2008	6/30/2017 - scheduled for renewal
SCAKE 252	Finland	MANSIKKA-MARJA		Registered	Shortcake IP Holdings LLC	16, 21, 28	T200502377	09/15/2005	236542	08/31/2006	08/31/2026
SCAKE 253	Finland	MANSIKKA-MARJA		Registered	Shortcake IP Holdings LLC	9, 25, 41	T200902819	10/19/2009	248373	02/26/2010	02/26/2020
SCAKE 269	France	BABA HORTENSIA		Registered	Shortcake IP Holdings LLC	28	103703039	01/07/2010	103703039	06/11/2010	01/31/2020
SCAKE 256	France	BABA ORANGE		Registered	Shortcake IP Holdings LLC	28	598,320	05/30/2011	1667500	07/22/2011	05/31/2021
SCAKE 255	France	CHARLOTTE AUX FRAISES		Registered	Shortcake IP Holdings LLC	14, 16, 24, 25, 28	549067	02/08/1990	1577042	04/02/2010	02/29/2020

49

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 264	France	CHARLOTTE AUX FRAISES		Registered	Shortcake IP Holdings LLC	38, 41	93625011	01/26/2009	93625011	01/26/2009	01/31/2019
SCAKE 263	France	CHARLOTTE AUX FRAISES		Registered	Shortcake IP Holdings LLC	9, 18, 20	33255309	11/05/2003	33255309	11/05/2003	11/30/2023
SCAKE 270	France	CLAFOUTIS		Registered	Shortcake IP Holdings LLC	28	103703234	01/08/2010	103703234	06/11/2010	01/31/2020
SCAKE 268	France	FLEUR D' ORANGER		Registered	Shortcake IP Holdings LLC	28	103703037	01/07/2010	103703037	06/11/2010	01/31/2020
SCAKE 260	France	LEMON MERINGUE		Registered	Shortcake IP Holdings LLC	28	598,325	05/30/2011	1667501	07/22/2011	05/31/2021
SCAKE 266	France	LILIE FRAMBOISE		Registered	Shortcake IP Holdings LLC	28	103703030	01/07/2010	103703030	06/11/2010	01/31/2020

50

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 254	France	MERINGUE CITRON		Registered	Shortcake IP Holdings LLC	28	598,319	05/29/1981	1667502	05/29/1981	05/31/2021
SCAKE 265	France	MIMIE CITRON		Registered	Shortcake IP Holdings LLC	28	103703047	01/07/2010	103703047	06/11/2010	01/31/2020
SCAKE 257	France	MOUSSE FRAMBOISE		Registered	Shortcake IP Holdings LLC	28	598,318	05/30/2011	1667503	07/22/2011	05/31/2021
SCAKE 258	France	ORANGE BLOSSOM		Registered	Shortcake IP Holdings LLC	28	598,328	05/30/2011	1667504	07/22/2011	05/31/2021
SCAKE 271	France	PRALINETTE		Registered	Shortcake IP Holdings LLC	28	103703240	01/08/2010	103703240	06/11/2010	01/31/2020
SCAKE 267	France	PRUNETILLE		Registered	Shortcake IP Holdings LLC	28	103703032	01/07/2010	103703032	06/11/2010	01/31/2020

51

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 259	France	RASPBERRY TART		Registered	Shortcake IP Holdings LLC	16, 28	598324	05/29/1981	1667505	05/29/1981	05/31/2021
SCAKE 261	France	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	14, 24, 25	549,063	02/08/2010	1577041	04/02/2010	02/29/2020
SCAKE 262	France	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	16, 28	504,971	01/22/2009	1531602	03/27/2009	01/31/2019
SCAKE 276	Germany	BONNI BLAUBEER		Registered	Shortcake IP Holdings LLC	28	A 35361/28 Wz	02/04/1982	1048128	02/04/1982	02/28/2022
SCAKE 275	Germany	EMILY ERDBEER		Registered	Shortcake IP Holdings LLC	28	A 35363/28 Wz	02/04/1982	1042469	02/04/1982	02/28/2022
SCAKE 278	Germany	EMILY ERDBEER		Registered	Shortcake IP Holdings LLC	16, 20, 21	30462212.5	11/02/2004	30462212	02/04/2005	11/30/2024

52

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 277	Germany	EMILY ERDBEER		Registered	Shortcake IP Holdings LLC	9, 14, 16, 18, 24, 25, 28	30355493.2	10/22/2003	30355493	02/26/2004	10/31/2023
SCAKE 272	Germany	HANNI HIMBEER		Registered	Shortcake IP Holdings LLC	28	A 35376/28 Wz	02/04/1982	1057484	12/21/1983	02/28/2022
SCAKE 273	Germany	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	14, 21, 24, 25	A 33182/14 Wz	03/20/1980	1012473	01/08/1981	03/31/2020
SCAKE 274	Germany	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	16, 28	A 31271/16 Wz	02/10/1979	995479	12/28/1979	02/28/2019
SCAKE 498	Great Britain	BLUEBERRY MUFFIN		Registered	Shortcake IP Holdings LLC	16, 18, 28	2511624	03/19/2009	2511624	10/02/2009	03/19/2019
SCAKE 496	Great Britain	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	16	1109394	02/12/1979	1109394	02/12/1979	02/12/2020

53

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 493	Great Britain	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	28	1109395	02/12/1979	1109395	02/12/1979	02/12/2020
SCAKE 497	Great Britain	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	18, 25	2250256	10/26/2000	2250256	04/06/2001	10/26/2020
SCAKE 494	Great Britain	STRAWBERRY SHORTCAKE LOGO (WELCOME)		Registered	Shortcake IP Holdings LLC	16, 28	1133374	05/07/1980	1133374	05/07/1980	05/07/2021
SCAKE 495	Great Britain	STRAWBERRYLAND		Registered	Shortcake IP Holdings LLC	16	1133369	05/07/1980	1133369	05/07/1980	05/07/2021
SCAKE 280	Greece	BISKOTITSA		Registered	Shortcake IP Holdings LLC	28	150191	11/16/2004	150191	02/17/2006	11/16/2024
SCAKE 282	Greece	BLEDOULIS		Registered	Shortcake IP Holdings LLC	28	150184	11/16/2004	150184	02/17/2006	11/16/2024

54

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 288	Greece	FRAOULITSA		Registered	Shortcake IP Holdings LLC	20	153798	03/16/2009	153798	10/19/2010	03/16/2019
SCAKE 289	Greece	FRAOULITSA		Registered	Shortcake IP Holdings LLC	41	154623	08/23/2010	154623	12/19/2011	08/23/2020
SCAKE 279	Greece	FRAOULITSA		Registered	Shortcake IP Holdings LLC	9, 14, 16, 18, 21, 24, 25, 28	149854	07/14/2004	149854	11/17/2005	07/14/2024
SCAKE 281	Greece	MELAKI		Registered	Shortcake IP Holdings LLC	28	150190	11/16/2004	150190	02/17/2006	11/16/2024
SCAKE 287	Greece	MILITSA		Registered	Shortcake IP Holdings LLC	28	150189	11/16/2004	150189	02/17/2006	11/16/2024
SCAKE 286	Greece	MOURITSAS		Registered	Shortcake IP Holdings LLC	28	150188	11/16/2004	150188	02/17/2006	11/16/2024

55

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 285	Greece	PORTOKALITSA		Registered	Shortcake IP Holdings LLC	28	150187	11/16/2004	150187	02/17/2006	11/16/2024
SCAKE 283	Greece	ROZOULA		Registered	Shortcake IP Holdings LLC	28	150185	11/16/2004	150185	02/17/2006	11/16/2024
SCAKE 284	Greece	TOURTITSA		Registered	Shortcake IP Holdings LLC	28	150186	11/16/2004	150186	02/17/2006	11/16/2024
SCAKE 290	Guatemala	ROSITA FRESITA		Registered	Shortcake IP Holdings LLC	9	2003-04924	07/22/2003	127392	01/19/2004	01/18/2024
SCAKE 291	Guatemala	ROSITA FRESITA		Registered	Shortcake IP Holdings LLC	16	2003-4925	07/22/2003	127337	01/14/2004	01/13/2024
SCAKE 292	Guatemala	ROSITA FRESITA		Registered	Shortcake IP Holdings LLC	24	2003-4926	07/22/2003	127450	01/23/2004	01/22/2024

56

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 297	Guatemala	ROSITA FRESITA		Registered	Shortcake IP Holdings LLC	25	M-009062-2014	10/02/2014	203,638	02/13/2015	02/12/2025
SCAKE 293	Guatemala	ROSITA FRESITA		Registered	Shortcake IP Holdings LLC	28	2003-4953	07/22/2003	127323	01/14/2004	01/13/2024
SCAKE 298	Guatemala	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	9	7480-2009	11/05/2009	169121	04/12/2010	04/11/2020
SCAKE 294	Guatemala	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	25	2003-7715	10/28/2003	130516	06/28/2004	06/27/2024
SCAKE 299	Guatemala	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	41	2009-07481	11/05/2009	168441	03/02/2010	03/01/2020
SCAKE 296	Guatemala	STRAWBERRY SHORTCAKE with Circle Strawberry		Filed	Those Characters From Cleveland, Inc.	28	2007-05621	07/10/2007

57

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 295	Guatemala	STRAWBERRY SHORTCAKE with Design 2		Filed	Those Characters From Cleveland, Inc.	28	2007-05622	07/10/2007
SCAKE 300	Honduras	ROSITA FRESITA		Registered	Shortcake IP Holdings LLC	9	20369/2003	08/05/2003	90779	05/25/2004	05/25/2024
SCAKE 301	Honduras	ROSITA FRESITA		Registered	Shortcake IP Holdings LLC	16	20368/2003	08/05/2003	90728	05/25/2004	05/25/2024
SCAKE 302	Honduras	ROSITA FRESITA		Registered	Shortcake IP Holdings LLC	24	20372/2003	08/05/2005	97616	07/27/2006	07/27/2026
SCAKE 303	Honduras	ROSITA FRESITA		Registered	Shortcake IP Holdings LLC	25	20371/2003	08/05/2003	90727	05/25/2004	05/25/2024
SCAKE 304	Honduras	ROSITA FRESITA		Registered	Shortcake IP Holdings LLC	28	20370/2003	08/05/2003	90757	05/25/2004	05/25/2024

58

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 306	Honduras	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	9	31248/2009	11/03/2009	112849	06/18/2010	06/18/2020
SCAKE 305	Honduras	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	28	26837/2009	09/10/2009	111809	03/08/2010	03/08/2020
SCAKE 307	Honduras	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	41	31249/2009	11/03/2009	15777	06/22/2010	06/22/2020
SCAKE 314	Hong Kong	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	9	300251829	07/19/2004	300251829	11/19/2004	07/19/2024
SCAKE 312	Hong Kong	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	28	340A/79	02/15/1979	664/1980	02/15/1979	02/15/2024
SCAKE 309	Hong Kong	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	14, 21, 24, 25	2903K/81	10/13/1981	19830387AA	02/18/1983	10/13/2026

59

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 317	Hong Kong	STRAWBERRY SHORTCAKE and Chinese transliteration Logo		Registered	Shortcake IP Holdings LLC	16, 20, 28, 41	302631889	06/06/2013	302631889	02/18/2014	06/05/2023
SCAKE 316	Hong Kong	STRAWBERRY SHORTCAKE and Chinese transliteration Logo		Registered	Shortcake IP Holdings LLC	9, 14, 18, 21, 25	302631898	06/06/2013	302631898	02/18/2014	06/05/2023
SCAKE 308	Hong Kong	STRAWBERRY SHORTCAKE LOGO (WELCOME)		Registered	Shortcake IP Holdings LLC	16	2903G/81	10/13/1981	2605/1985	11/30/1985	10/13/2026
SCAKE 315	Hong Kong	STRAWBERRY SHORTCAKE with Design		Registered	Shortcake IP Holdings LLC	16	300269686	08/17/2004	300269686	01/10/2005	08/17/2024
SCAKE 319	Hungary	EPERKE		Registered	Shortcake IP Holdings LLC	28	M0902628	09/16/2009	200259	05/11/2010	09/16/2019

60

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 318	Hungary	Eperke és barátai		Registered	Shortcake IP Holdings LLC	9, 28, 41	M0902627	09/16/2009	200258	05/11/2010	09/16/2019
SCAKE 320	Iceland	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	9, 16, 25, 28	1054/2004	04/14/2004	V0052830	07/02/2004	07/02/2024
SCAKE 322	India	STRAWBERRY SHORTCAKE		Filed - opposed	Those Characters From Cleveland, Inc. (assignment filed)	25	2391824	09/07/2012
SCAKE 321	India	STRAWBERRY SHORTCAKE		Registered	Those Characters From Cleveland, Inc. (assignment filed)	28	1418303	02/01/2006	1418303	03/31/2009	02/01/2026
SCAKE 526	India	STRAWBERRY SHORTCAKE		Request to divide from App. No. 2391824 filed November 6, 2015	Those Characters From Cleveland, Inc. (assignment filed)	9, 16, 18, 20, 21, 24
SCAKE 529	Indonesia	STRAWBERRY SHORTCAKE		Filed	Shortcake IP Holdings LLC	9	D00-2015-040113	09/16/2015

61

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 324	Indonesia	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	16	D00-2005011945	07/15/2005	IDM000172322	08/06/2008	07/13/2025
SCAKE 327	Indonesia	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	18	D002010033807	09/20/2010	IDM000394573	08/19/2013	09/19/2020
SCAKE 326	Indonesia	STRAWBERRY SHORTCAKE		Registered	Those Characters From Cleveland, Inc.	21	D002013061047	12/19/2013	IDM000519552	10/02/2016	12/18/2023
SCAKE 329	Indonesia	STRAWBERRY SHORTCAKE		Registered	Those Characters From Cleveland, Inc.	24	D00-2012-056141	11/20/2012	IDM000464495	03/18/2015	11/19/2022
SCAKE 328	Indonesia	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	25	D00-2012-017783	04/18/2012	IDM000429862	10/10/2014	04/17/2022

62

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 325	Indonesia	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	28	D00-2005011944	07/15/2005	IDM000113752	03/20/2007	07/13/2025
SCAKE 331	Ireland	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	16	487/79	02/12/1979	96940	02/12/1979	02/11/2020
SCAKE 330	Ireland	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	28	488/79	02/12/1979	96941	02/12/1979	02/11/2020
SCAKE 332	Ireland	STRAWBERRY SHORTCAKE LOGO (WELCOME)		Registered	Shortcake IP Holdings LLC	16	1288/80	05/08/1980	105699	05/08/1980	05/07/2021
SCAKE 333	Ireland	STRAWBERRY SHORTCAKE LOGO (WELCOME)		Registered	Shortcake IP Holdings LLC	28	1291/80	05/08/1980	105702	05/08/1980	05/07/2021
SCAKE 337	Israel	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	28	227882	03/08/2010	227882	04/07/2011	03/07/2020

63

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 334	Israel	Strawberry Shortcake in Hebrew TUTIT		Registered	Shortcake IP Holdings LLC	9	200748	05/31/2007	200748	01/25/2009	5/30/2017 - scheduled for renewal
SCAKE 335	Israel	Strawberry Shortcake in Hebrew TUTIT		Registered	Shortcake IP Holdings LLC	16	200749	05/31/2007	200749	01/25/2009	5/30/2017 - scheduled for renewal
SCAKE 336	Israel	Strawberry Shortcake in Hebrew TUTIT		Filed	Shortcake IP Holdings LLC	25	262844	02/11/2014
SCAKE 338	Israel	Strawberry Shortcake in Hebrew TUTIT		Registered	Shortcake IP Holdings LLC	28	238913	07/06/2011	238913	10/11/2012	07/05/2021
SCAKE 347	Italy	FRAGOLINA		Registered	Shortcake IP Holdings LLC	28	FI2009C000927	09/17/2009	30200901765527	12/02/2010	09/17/2019
SCAKE 342	Italy	FRAGOLINA DOLCECUORE		Registered	Shortcake IP Holdings LLC	28	10044C/84	01/13/1984	302014902223851	09/08/1986	01/13/2024

64

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 346	Italy	FRAGOLINA DOLCECUORE		Registered	Shortcake IP Holdings LLC	41	FI2009C000926	09/17/2009	30209901765526	12/02/2010	09/17/2019
SCAKE 345	Italy	FRAGOLINA DOLCECUORE		Registered	Shortcake IP Holdings LLC	9, 14, 16, 18, 21, 24, 25	FI2003C001319	11/18/2003	302013902216973	10/03/2007	11/18/2023
SCAKE 344	Italy	LEMON MERINGUE		Registered	Shortcake IP Holdings LLC	16, 28	10334C/81	06/26/1981	1459168	01/16/1986	06/26/2021
SCAKE 340	Italy	ORANGE BLOSSOM		Registered	Shortcake IP Holdings LLC	16, 28	10329C/81	06/26/1981	1459171	01/16/1986	06/26/2021

65

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 339	Italy	RASPBERRY TART		Registered	Shortcake IP Holdings LLC	16, 28	10336C/81	06/26/1981	1459167	01/16/1986	06/26/2021
SCAKE 341	Italy	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	14, 24, 25	33458C/80	03/24/1980	1289230	01/08/1986	03/24/2020
SCAKE 343	Italy	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	16, 28	33332C/79	03/14/1979	1250642	10/14/1985	03/14/2019
SCAKE 348	Jamaica	STRAWBERRY SHORTCAKE LIFE IS DELICIOUS AND DESIGN		Registered	Shortcake IP Holdings LLC	16	TM16/821	10/19/1983	22851	02/05/1992	10/19/2024

66

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 351	Japan	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	25	2001-018575	03/02/2001	4535636	01/11/2002	01/11/2022
SCAKE 548	Japan	STRAWBERRY SHORTCAKE		Filed - registration fee paid	Shortcake IP Holdings LLC	8, 18, 26	2016-93560	08/26/2016
SCAKE 352	Japan	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	9, 24	2002-107005	12/18/2002	4704705	08/29/2003	08/29/2023
SCAKE 350	Japan	STRAWBERRY SHORTCAKE and Katakana		Registered	Shortcake IP Holdings LLC	2, 16, 27	15979/79	03/08/1979	1552364	11/26/1982	11/26/2022

67

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 349	Japan	STRAWBERRY SHORTCAKE and Katakana		Registered	Shortcake IP Holdings LLC	20, 25, 28	1578/79	03/08/1979	1569664	02/25/1983	02/25/2023
SCAKE 354	Malaysia	SHORTCAKE STRAWBERRY SHORTCAKE with Design		Registered	Shortcake IP Holdings LLC	16	05005051	04/06/2005	05005051	12/27/2007	04/06/2025
SCAKE 355	Malaysia	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	9	05005048	04/06/2005	05005048	05/14/2007	04/06/2025
SCAKE 356	Malaysia	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	24	05005049	04/06/2005	05005049	02/21/2008	04/06/2025
SCAKE 353	Malaysia	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	28	05005050	04/06/2005	05005050	04/04/2008	04/06/2025
SCAKE 357	Malaysia	STRAWBERRY SHORTCAKE with Design 2		Registered	Those Characters From Cleveland, Inc.	25	08007856	04/23/2008	08007856	04/23/2008	04/23/2018

68

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 360	Mexico			Registered	Those Characters From Cleveland, Inc.	25	474493	03/07/2001	752149	06/27/2002	03/07/2021
SCAKE 366	Mexico	ROSITA FRESITA		Registered	Those Characters From Cleveland, Inc.	3	627457	10/31/2003	844482	07/27/2004	10/31/2023
SCAKE 363	Mexico	ROSITA FRESITA		Registered	Those Characters From Cleveland, Inc.	9	580425	12/17/2002	778321	02/12/2003	12/17/2022
SCAKE 367	Mexico	ROSITA FRESITA		Registered	Those Characters From Cleveland, Inc.	14	627455	10/31/2003	812776	11/17/2003	10/31/2023
SCAKE 362	Mexico	ROSITA FRESITA		Registered	Those Characters From Cleveland, Inc.	16	580426	12/17/2002	778322	02/12/2003	12/17/2022
SCAKE 364	Mexico	ROSITA FRESITA		Registered	Those Characters From Cleveland, Inc.	24	580429	12/17/2002	778324	02/12/2003	12/17/2022

69

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 365	Mexico	ROSITA FRESITA		Registered	Those Characters From Cleveland, Inc.	25	580428	12/17/2002	778323	02/12/2003	12/17/2022
SCAKE 358	Mexico	ROSITA FRESITA		Registered	Those Characters From Cleveland, Inc.	28	129857	12/20/1991	423248	10/07/1992	12/20/2021
SCAKE 368	Mexico	ROSITA FRESITA and Design		Registered	Those Characters From Cleveland, Inc.	18	627459	10/31/2003	816413	12/08/2003	10/31/2023
SCAKE 369	Mexico	ROSITA FRESITA and Design		Registered	Those Characters From Cleveland, Inc.	21	627458	10/31/2003	816097	12/04/2003	10/31/2023
SCAKE	Mexico	STRAWBERRY SHORTCAKE		Registered	Those Characters From Cleveland, Inc.	9	1162828	03/14/2011	1229247	07/26/2011	03/14/2021
SCAKE 361	Mexico	STRAWBERRY SHORTCAKE		Registered	Those Characters From Cleveland, Inc.	16	474492	03/07/2001	699897	05/29/2001	03/07/2021

70

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 359	Mexico	STRAWBERRY SHORTCAKE		Registered	Those Characters From Cleveland, Inc.	28	474490	03/07/2001	725686	11/30/2001	03/07/2021
SCAKE 371	Mexico	STRAWBERRY SHORTCAKE with Circle Strawberry Design		Registered	Those Characters From Cleveland, Inc.	28	864435	06/27/2007	1003699	09/25/2007	06/27/2017
SCAKE 370	Mexico	STRAWBERRY SHORTCAKE with Design 2		Registered	Those Characters From Cleveland, Inc.	28	864436	06/27/2007	1003698	09/25/2007	06/27/2017
SCAKE 372	Mexico	STRAWBERRY SHORTCAKE with vine border Design		Registered	Those Characters From Cleveland, Inc.	3	1476290	04/10/2014	1484392	10/02/2014	04/10/2024
SCAKE 381	New Zealand	LEMON MERINGUE		Registered	Shortcake IP Holdings LLC	28	138029	07/20/1981	138029	05/18/1984	07/20/2026
SCAKE 378	New Zealand	ORANGE BLOSSOM		Registered	Shortcake IP Holdings LLC	28	138035	07/20/1981	138035	02/07/1985	07/20/2026

71

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 382	New Zealand	PURPLE PIEMAN		Registered	Shortcake IP Holdings LLC	28	138037	07/20/1981	138037	09/12/1984	07/20/2026
SCAKE 376	New Zealand	RASPBERRY TART		Registered	Shortcake IP Holdings LLC	28	138027	07/20/1981	138027	05/18/1988	07/20/2026
SCAKE 377	New Zealand	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	3	140821	02/22/1982	140821	05/13/1985	02/22/2027
SCAKE 383	New Zealand	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	9	669538	12/04/2002	669538	06/05/2003	12/04/2019
SCAKE 379	New Zealand	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	16	126860	02/12/1979	126860	07/16/1982	02/12/2024
SCAKE 386	New Zealand	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	20	682541	07/08/2003	682541	03/29/2004	07/08/2020

72

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 387	New Zealand	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	21	682542	07/08/2003	682542	03/29/2004	07/08/2020
SCAKE 384	New Zealand	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	24	669539	12/04/2002	669539	06/05/2003	12/04/2019
SCAKE 385	New Zealand	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	25	669540	12/04/2002	669540	06/05/2003	12/04/2019
SCAKE 374	New Zealand	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	28	126861	02/12/1979	126861	12/06/1982	02/12/2024
SCAKE 388	New Zealand	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	41	830967	09/24/2010	830967	03/24/2011	09/24/2020

73

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 389	Nicaragua	ROSITA FRESITA		Registered	Shortcake IP Holdings LLC	9, 16, 24, 25, 28	2003/02309	08/05/2003	60449 LM	03/04/2004	03/03/2024
SCAKE 392	Nicaragua	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	9, 41	2009-03033	11/04/2009	2015111486LM	10/12/2015	10/11/2025
SCAKE 391	Nicaragua	STRAWBERRY SHORTCAKE with Circle Strawberry Design		Registered	Shortcake IP Holdings LLC	28	2007/02217	06/26/2007	0800897 LM	04/25/2008	04/24/2018
SCAKE 390	Nicaragua	STRAWBERRY SHORTCAKE with Design 2		Registered	Shortcake IP Holdings LLC	28	2007/02216	06/26/2007	0800932 LM	04/28/2008	04/27/2018
SCAKE 396	Norway	JORDBÆR-MATILDE		Registered	Shortcake IP Holdings LLC	9, 16, 28	200509423	09/15/2005	235453	10/09/2006	10/09/2026
SCAKE 394	Norway	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	25	811883	07/13/1981	112068	09/16/1992	09/16/2022

74

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 393	Norway	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	16, 28	790382	02/12/1979	104997	04/30/1980	04/30/2020
SCAKE 395	Norway	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	9, 14, 18, 20, 21, 24	200402186	03/02/2004	226600	05/10/2005	05/10/2025
SCAKE 397	Panama	ROSITA FRESITA		Registered	Shortcake IP Holdings LLC	9	129754	08/07/2003	129754	08/07/2003	08/07/2023
SCAKE 398	Panama	ROSITA FRESITA		Registered	Shortcake IP Holdings LLC	16	129756	08/07/2003	129756	08/07/2003	08/07/2023
SCAKE 399	Panama	ROSITA FRESITA		Registered	Shortcake IP Holdings LLC	24	129755	08/07/2003	129755	08/07/2003	08/07/2023

75

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 400	Panama	ROSITA FRESITA		Registered	Shortcake IP Holdings LLC	25	129701	08/06/2003	129701	08/06/2003	08/06/2023
SCAKE 401	Panama	ROSITA FRESITA		Registered	Shortcake IP Holdings LLC	28	129702	08/06/2003	129702	08/06/2003	08/06/2023
SCAKE 404	Panama	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	9	177687	12/09/2008	177687	12/09/2008	12/09/2018
SCAKE 405	Panama	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	28	177686	12/09/2008	177686	12/09/2008	12/09/2018
SCAKE 406	Panama	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	41	177702	12/09/2008	177702	12/09/2008	12/09/2018
SCAKE 403	Panama	STRAWBERRY SHORTCAKE with Circle Strawberry Design		Registered	Shortcake IP Holdings LLC	28	166576	11/14/2007	166576	11/14/2007	11/14/2017

76

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 402	Panama	STRAWBERRY SHORTCAKE with Design 2		Registered	Shortcake IP Holdings LLC	28	166575	11/14/2007	166575	11/14/2007	11/14/2017
SCAKE 417	Paraguay	FRUTILLITA		Registered	Those Characters From Cleveland, Inc.	3	1029613	07/28/2010	363.618	06/15/2012	06/15/2022
SCAKE 407	Paraguay	FRUTILLITA		Registered	Those Characters From Cleveland, Inc.	9	02547	02/06/2003	400,897	03/31/2004	03/31/2024
SCAKE 408	Paraguay	FRUTILLITA		Registered	Those Characters From Cleveland, Inc.	14	2548	02/06/2003	398.373	02/13/2004	02/13/2024
SCAKE 409	Paraguay	FRUTILLITA		Registered	Those Characters From Cleveland, Inc.	18	2549	02/06/2003	398.374	02/13/2004	02/13/2024
SCAKE 410	Paraguay	FRUTILLITA		Registered	Those Characters From Cleveland, Inc.	21	2550	02/06/2003	398.375	02/13/2004	02/13/2024

77

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 411	Paraguay	FRUTILLITA		Registered	Those Characters From Cleveland, Inc.	24	2551	02/06/2003	398376	02/13/2004	02/13/2024
SCAKE 412	Paraguay	FRUTILLITA		Registered	Those Characters From Cleveland, Inc.	28	2552	02/06/2003	400898	03/31/2004	03/31/2024
SCAKE 413	Paraguay	FRUTILLITA with Design		Registered	Those Characters From Cleveland, Inc.	16	16839/2004	06/28/2004	413588	12/15/2004	12/15/2024
SCAKE 416	Paraguay	MORANGUINHO		Filed	Those Characters From Cleveland, Inc.	28	17261/2007	06/05/2007
SCAKE 418	Paraguay	STRAWBERRY SHORTCAKE		Filed	Those Characters From Cleveland, Inc.	3	1240762	08/30/2012
SCAKE 415	Paraguay	STRAWBERRY SHORTCAKE with Circle Strawberry Design		Registered	Those Characters From Cleveland, Inc.	28	20597	06/29/2007	307593	02/08/2008	02/08/2018

78

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 414	Paraguay	STRAWBERRY SHORTCAKE with Design 2		Registered	Those Characters From Cleveland, Inc.	28	20596	06/29/2007	307592	02/08/2008	02/08/2018
SCAKE 419	Peru	FRESITA		Registered	Shortcake IP Holdings LLC	9	172643	02/05/2003	89027	05/27/2003	05/27/2023
SCAKE 420	Peru	FRESITA		Registered	Shortcake IP Holdings LLC	14	172640	02/05/2003	89025	05/27/2003	05/27/2023
SCAKE 421	Peru	FRESITA		Registered	Shortcake IP Holdings LLC	16	172749	02/06/2003	88911	05/23/2003	05/23/2023
SCAKE 423	Peru	FRESITA		Registered	Shortcake IP Holdings LLC	24	172751	02/06/2003	88876	05/22/2003	05/22/2023
SCAKE 424	Peru	FRESITA		Registered	Shortcake IP Holdings LLC	28	172752	02/06/2003	88877	05/22/2003	05/22/2023

79

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 422	Peru	FRESITA		Registered	Shortcake IP Holdings LLC	21	172750	02/06/2003	88875	05/22/2003	05/22/2023
SCAKE 426	Peru	FRESITA		Registered	Shortcake IP Holdings LLC	25	195418	11/11/2003	94932	02/13/2004	02/13/2024
SCAKE 551	Peru	ROSITA FRESITA		Registered	Those Characters From Cleveland, Inc.	18	0429740-2010	09/14/2016	243301	09/14/2016	09/14/2026
SCAKE 434	Peru	ROSITA FRESITA		Registered	Shortcake IP Holdings LLC	16	460860	07/08/2011	180434	10/06/2011	10/06/2021
SCAKE 427	Peru	ROSITA FRESITA		Registered	Shortcake IP Holdings LLC	28	198913	01/05/2004	95783	03/19/2004	03/19/2024
SCAKE 430	Peru	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	9	375717	12/05/2008	151524	04/27/2009	04/27/2019

80

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 433	Peru	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	18	429885	08/17/2010	170300	11/24/2010	11/24/2020
SCAKE 425	Peru	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	25	189850	09/04/2003	93397	11/21/2003	11/21/2023
SCAKE 431	Peru	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	28	375718	12/08/2008	151525	04/27/2009	04/27/2019
SCAKE 432	Peru	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	41	375719	12/05/2008	56183	04/27/2009	04/27/2019
SCAKE 429	Peru	STRAWBERRY SHORTCAKE with Circle Strawberry Design		Registered	Shortcake IP Holdings LLC	28	319669	12/14/2007	133678	12/14/2007	12/14/2017
SCAKE 428	Peru	STRAWBERRY SHORTCAKE with Design 2		Registered	Shortcake IP Holdings LLC	28	319670	12/14/2007	133679	12/14/2007	12/14/2017
SCAKE 525	Philippines	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	16, 25, 28, 41	4-2012-005599	05/10/2012	4-2012-005599	08/02/2012	08/02/2022

81

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 536	Philippines	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	18, 20, 21, 24	4-2015-506110	10/21/2015	4-2015-506110	02/25/2016	02/25/2026
SCAKE 437	Poland	TRUSKAWKOWE CIASTKO		Registered	Shortcake IP Holdings LLC	16	389674	08/31/2011	252441	11/19/2012	08/31/2021

82

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 436	Poland	TRUSKAWKOWE CIASTKO		Registered	Shortcake IP Holdings LLC	9, 28, 41	Z-361231	10/02/2009	240609	07/11/2011	10/02/2019
SCAKE 438	Portugal	DOCINHO DE MORANGO		Registered	Shortcake IP Holdings LLC	9, 14, 16, 18, 24, 25, 28	377831	01/07/2004	377831	10/29/2004	10/29/2024

83

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 466	Republic of Korea	STRAWBERRY SHORTCAKE with design		Registered	Shortcake IP Holdings LLC	9, 16, 20, 24, 25, 28	2003-41028	09/17/2003	609185	02/22/2005	02/22/2025
SCAKE 439	Romania	CAPSUNICA		Registered	Shortcake IP Holdings LLC	9, 16, 18, 25, 28, 41	M 2011 02427	03/25/2011	119494	08/14/2012	03/25/2021
SCAKE 443	Russian Federation	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	25	2010741015	12/20/2010	447979	11/25/2011	12/20/2020
SCAKE 444	Russian Federation	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	3, 8, 14, 21, 26	2011701700	01/21/2011	496473	09/23/2013	01/21/2021
SCAKE 440	Russian Federation	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	9, 28, 41	2009724098	09/30/2009	421815	11/01/2010	09/30/2019

84

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 442	Russian Federation	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	16	2010721992	07/07/2010	466641	07/18/2012	07/07/2020
SCAKE 441	Russian Federation	STRAWBERRY SHORTCAKE in Russian characters		Registered	Shortcake IP Holdings LLC	28	2009724099	09/30/2009	422074	11/08/2010	09/30/2019
SCAKE 532	Russian Federation	ЩАРЛОТТа ЗеМЛЯНИЧКа (STRAWBERRY SHORTCAKE in Russian/Cyrillic)		Filed	Shortcake IP Holdings LLC	28, 41	2015728782	09/10/2015			09/10/2025
SCAKE 449	Singapore	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	9	T05/05016G	04/04/2005	T05/05016G	04/04/2005	04/04/2025
SCAKE 446	Singapore	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	16	2339/82	05/10/1982	T8202339Z	05/10/1982	05/10/2023

85

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 447	Singapore	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	16	T05/05017E	04/04/2005	T05/05017E	04/04/2005	04/04/2025
SCAKE 451	Singapore	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	25	T06/25141G	11/20/2006	T06/25141G	11/20/2006	11/20/2026
SCAKE 445	Singapore	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	28	699/91	02/06/1991	699/91	02/09/1991	02/06/2018
SCAKE 450	Singapore	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	28	T05/05020E	04/04/2005	T05/05020E	04/04/2005	04/04/2025
SCAKE 448	Singapore	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	24	T05/05019A	04/04/2005	T05/05019A	04/04/2005	04/04/2025
SCAKE 452	Slovak Republic	JAHODKA		Registered	Shortcake IP Holdings LLC	9, 28, 41	6424-2008	12/12/2008	225588	08/17/2009	12/12/2018

86

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 453	Slovenia	JAGODKA		Registered	Shortcake IP Holdings LLC	9, 16, 25, 28	Z-20470666	03/26/2004	200470666	06/28/2005	03/26/2024
SCAKE 454	South Africa	LEMON MERINGUE		Registered	Shortcake IP Holdings LLC	28	81/3838	06/04/1981	81/3838	12/15/1983	06/04/2021
SCAKE 459	South Africa	ORANGE BLOSSOM		Registered	Shortcake IP Holdings LLC	28	81/3844	06/04/1981	81/3844	12/15/1983	06/04/2021
SCAKE 457	South Africa	RASPBERRY TART		Registered	Shortcake IP Holdings LLC	28	81/3836	06/04/1981	81/3836	05/13/1983	06/04/2021
SCAKE 460	South Africa	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	9	2003/15508	09/04/2003	2003/15508	09/02/2008	09/04/2023
SCAKE 461	South Africa	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	14	2003/15509	09/04/2003	2003/15509	08/27/2008	09/04/2023
SCAKE 455	South Africa	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	16	79/0681	02/12/1979	79/0681	07/11/1980	02/12/2019

87

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 462	South Africa	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	18	2003/15510	09/04/2003	2003/15510	09/02/2008	09/04/2023
SCAKE 463	South Africa	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	21	2003/15511	09/04/2003	2003/15511	09/02/2008	09/04/2023
SCAKE 464	South Africa	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	24	2003/15512	09/04/2003	2003/15512	09/02/2008	09/04/2023
SCAKE 465	South Africa	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	25	2003/15513	09/04/2003	2003/15513	09/02/2008	09/04/2023
SCAKE 456	South Africa	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	28	79/0682	02/12/1979	79/0682	07/11/1980	02/12/2019
SCAKE 458	South Africa	STRAWBERRY SHORTCAKE LOGO (WELCOME)		Registered	Shortcake IP Holdings LLC	28	81/4852	07/09/1981	81/4852	08/12/1983	07/09/2021

88

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 468	Spain	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	16	902344	02/27/1979	902344	09/05/1979	02/27/2019
SCAKE 467	Spain	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	28	902345	02/27/1979	902345	09/05/1979	02/27/2019
SCAKE 469	Spain	TARTA DE FRESA		Registered	Shortcake IP Holdings LLC	9, 14, 16, 18, 24, 25, 28	2.563.483	10/23/2003	2.563.483	05/21/2004	10/23/2023
SCAKE 472	Sweden	JORDGUBBS LISA		Registered	Shortcake IP Holdings LLC	9, 16, 28	2005/07329	10/05/2005	378529	02/10/2006	02/10/2026
SCAKE 471	Sweden	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	16, 28	0780/79	02/13/1979	168151	06/15/1979	06/15/2019
SCAKE 473	Sweden	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	9, 41	2009/07164	09/18/2009	408104	12/04/2009	12/04/2019

89

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 470	Sweden	STRAWBERRY SHORTCAKE LOGO (WELCOME)		Registered	Shortcake IP Holdings LLC	28	81-3641	07/09/1981	179195	11/27/1981	11/27/2021
SCAKE 477	Switzerland			Registered	Shortcake IP Holdings LLC	16, 28	822	02/14/1979	301045	12/11/1979	02/14/2019
SCAKE 550	Switzerland	CHARLOTTE AUX FRAISES		Registered	Shortcake IP Holdings LLC	41	61121/2016	09/09/2016	699711	03/10/2017	09/09/2026
SCAKE 475	Switzerland	LEMON MERINGUE		Registered	Shortcake IP Holdings LLC	28	3886/1981	07/17/1981	326743	12/28/1983	07/17/2021
SCAKE 474	Switzerland	ORANGE BLOSSOM		Registered	Shortcake IP Holdings LLC	28	3887/1981	07/17/1981	326744	12/28/1983	07/17/2021
SCAKE 476	Switzerland	RASPBERRY TART		Registered	Shortcake IP Holdings LLC	28	3889/1981	07/17/1981	326746	12/28/1983	07/17/2021

90

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 480	Switzerland	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	21	57490/2004	11/02/2004	528876	01/05/2005	11/02/2024
SCAKE 549	Switzerland	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	41	60889/2016	09/02/2016	698284	01/31/2017	09/02/2026
SCAKE 479	Switzerland	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	9, 18, 24, 25	54422/2003	11/07/2003	516635	12/17/2003	11/07/2023
SCAKE 478	Switzerland	STRAWBERRY SHORTCAKE LOGO (WELCOME)		Registered	Shortcake IP Holdings LLC	16, 28	3890	07/17/1981	326899	01/03/1984	07/17/2021
SCAKE 482	Taiwan	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	9, 16, 24, 28	93-35656	08/02/2004	1150107	04/16/2005	04/15/2025

91

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 481	Taiwan	STRAWBERRY SHORTCAKE and Chinese transliteration Logo		Registered	Shortcake IP Holdings LLC	9, 14, 16, 18, 21, 25, 28, 41, 42	102027755	05/23/2013	1644623	05/16/2014	05/15/2024
SCAKE 484	Taiwan	Strawberry Shortcake standing on right foot, one arm stretched up and one arm stretched down pose		Registered	Shortcake IP Holdings LLC	9, 16, 18, 20, 25, 28, 41	99060264	12/03/2010	1483372	11/01/2011	10/31/2021
SCAKE 483	Taiwan	STRAWBERRY SHORTCAKE with Design		Registered	Shortcake IP Holdings LLC	25	95-62451	12/15/2006	1275256	08/16/2007	08/15/2017
SCAKE 485	Thailand	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	28	561580	08/06/2004	TM213487	08/06/2004	08/05/2024
SCAKE 488	Thailand	STRAWBERRY SHORTCAKE with design		Registered	Shortcake IP Holdings LLC	24	563152	08/23/2004	TM233669	08/23/2004	08/22/2024
SCAKE 487	Thailand	STRAWBERRY SHORTCAKE with design		Registered	Shortcake IP Holdings LLC	25	563153	08/23/2004	TM230639	08/23/2004	08/22/2024

92

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 533	Thailand	STRAWBERY SHORTCAKE & Device		Registered	Shortcake IP Holdings LLC	16	563151	08/23/2004	TM228594	08/23/2004	08/22/2024
SCAKE-544	Turkey	CILEK KIZ		Registered	Shortcake IP Holdings LLC	9, 28	2008/70704	12/13/2008	2008/70704	04/21/2011	12/31/2018
SCAKE 492	Turkey	CILEK KIZ and Design		Registered	Shortcake IP Holdings LLC	9, 28, 41	2010/20635	03/03/2010	2010/20635	11/15/2012	03/31/2020
SCAKE 491	Turkey	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	41	2009/49438	09/16/2009	2009/49438	11/30/2011	09/30/2019
SCAKE 489	Turkey	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	9, 14, 16, 21, 24, 25, 28	2004/20916	07/07/2004	2004/20916	07/07/2004	07/31/2024
SCAKE 490	Turkey	STRAWBERRY SHORTCAKE CILEK KIZ and Design		Registered	Shortcake IP Holdings LLC	9, 16, 18, 24, 25, 28, 41	2012/23384	03/12/2012	2012/23384	01/22/2014	03/31/2022
SCAKE 500	Uruguay	FRUTILLITA		Registered	Shortcake IP Holdings LLC	9, 14, 16, 18, 21, 24, 25, 28	345849	02/24/2003	451706	01/12/2004	01/12/2024

93

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 499	Uruguay	FRUTILLITAS with design		Registered	Shortcake IP Holdings LLC	3, 16, 18, 24, 28	216998	04/07/1987	440875	11/09/1992	11/09/2022
SCAKE 501	Uruguay	STRAWBERRY SHORTCAKE		Registered	Shortcake IP Holdings LLC	25	350587	10/10/2003	455334	05/24/2004	05/24/2024
SCAKE 503	Uruguay	STRAWBERRY SHORTCAKE with Circle Strawberry		Registered	Shortcake IP Holdings LLC	28	382626	07/03/2007	382626	06/11/2008	06/11/2018
SCAKE 502	Uruguay	STRAWBERRY SHORTCAKE with Design 2		Registered	Shortcake IP Holdings LLC	28	382627	07/03/2007	382627	06/11/2008	06/11/2018
SCAKE 507	Venezuela	CUSTARD		Registered	Those Characters From Cleveland, Inc.	22	7737/82	09/14/1982	117308F	04/21/1986	04/21/2026
SCAKE 512	Venezuela	FRESITA		Registered	Those Characters From Cleveland, Inc.	9	693-2003	01/28/2003	P251392	04/12/2004	04/12/2029

94

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 513	Venezuela	FRESITA		Registered	Those Characters From Cleveland, Inc.	14	694-2003	01/28/2003	P251393	04/12/2004	04/12/2029
SCAKE 509	Venezuela	FRESITA		Registered	Those Characters From Cleveland, Inc.	16	9301/83	11/18/1983	121516F	05/08/1986	05/08/2026
SCAKE 505	Venezuela	FRESITA		Registered	Those Characters From Cleveland, Inc.	16	9300/83	11/18/1983	121515F	05/08/1986	05/08/2026
SCAKE 514	Venezuela	FRESITA		Registered	Those Characters From Cleveland, Inc.	18	695-2003	01/28/2003	P254302	09/04/2004	09/04/2029
SCAKE 515	Venezuela	FRESITA		Registered	Those Characters From Cleveland, Inc.	28	13448-2003	09/19/2003	255899	11/01/2004	11/01/2029
SCAKE 506	Venezuela	PUPCAKE		Registered	Those Characters From Cleveland, Inc.	22	7738/82	09/14/1982	117309F	04/21/1986	04/21/2026

95

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 518	Venezuela	STRAWBERRY SHORTCAKE		Registered	Those Characters From Cleveland, Inc.	9	18703-2009	11/11/2009	P307200	01/26/2011	01/26/2026
SCAKE 508	Venezuela	STRAWBERRY SHORTCAKE		Registered	Those Characters From Cleveland, Inc.	22	6804/81	08/04/1981	110819F	09/21/1984	09/21/2024
SCAKE 504	Venezuela	STRAWBERRY SHORTCAKE		Registered	Those Characters From Cleveland, Inc.	38	6803/81	08/04/1981	110818F	09/21/1984	09/21/2024
SCAKE 519	Venezuela	STRAWBERRY SHORTCAKE		Registered	Those Characters From Cleveland, Inc.	41	18704-2009	11/11/2009	S047285	01/26/2011	01/26/2026
SCAKE 510	Venezuela	STRAWBERRY SHORTCAKE LOGO WITH FRESITA IN CIRCLE		Registered	Those Characters From Cleveland, Inc.	16	2780/80	05/06/1980	111172F	10/19/1984	10/19/2024
SCAKE 511	Venezuela	STRAWBERRY SHORTCAKE LOGO WITH FRESITA IN CIRCLE		Registered	Those Characters From Cleveland, Inc.	22	2776/80	05/06/1980	111146F	10/18/1984	10/18/2024

96

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
SCAKE 517	Venezuela	STRAWBERRY SHORTCAKE with Circle Strawberry		Registered	Those Characters From Cleveland, Inc.	28	18083-2007	07/30/2007	P296513	07/22/2009	07/22/2024
SCAKE 516	Venezuela	STRAWBERRY SHORTCAKE with Design 2		Registered	Those Characters From Cleveland, Inc.	28	2007-18082	07/30/2007	P292403	03/03/2009	03/03/2024

97

PURCHASER DISCLOSURE LETTER

TO THE

MEMBERSHIP INTEREST PURCHASE AGREEMENT

BY AND AMONG

IBG BORROWER LLC,

ICONIX BRAND GROUP, INC.

DHX MEDIA LTD.

AND

DHX SSP HOLDINGS LLC

DATED MAY 9, 2017

This document constitutes the Purchaser Disclosure Letter (the “Purchaser Disclosures”) referenced in the Membership Interest Purchase Agreement (the “Agreement”), dated May 9, 2017, by and among IBG Borrower LLC, a limited liability company organized under the Laws of Delaware (“Seller”), and, solely for purposes of Section 3.4 of the Agreement, Iconix Brand Group, Inc. a corporation organized under the laws of the State of Delaware, on the one hand, and, solely for purposes of Section 3.3 of the Agreement, DHX Media Ltd., a corporation organized under the Laws of Canada, and DHX SSP Holdings LLC, a limited liability company organized under the Laws of Delaware (“Purchaser”), on the other hand. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to such terms in the Agreement.

Matters reflected in the Purchaser Disclosures are not necessarily limited to matters required by the Agreement to be reflected in the Purchaser Disclosures. Purchaser may, at its option, include in the Purchaser Disclosures items that are not material in order to avoid any misunderstanding, and such inclusion shall not be deemed to be an acknowledgment or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of the Agreement, the Purchaser Disclosures or otherwise. To the extent any such additional matters are included, they are included for informational purposes and do not necessarily include other matters of a similar nature. In no event shall any disclosure of additional matters be deemed or interpreted to broaden or otherwise amend any of the covenants or representations or warranties in the Agreement. The disclosure of any matter or item in the Purchaser Disclosures shall not be deemed to constitute an acknowledgment that such matter or item is material to a representation or warranty set forth in the Agreement and shall not be used as a basis for interpreting the terms “material,” “materially” or “materiality” or any word or phrase of similar import, and does not mean that such matter or item would, alone or together with any other matter or item, reasonably be expected to be material. Headings and subheadings have been inserted in the Purchaser Disclosures for convenience of reference only and shall to no extent have the effect of amending or changing the express description thereof as set forth in the Agreement, or modifying any of the representations and warranties contained in the Agreement or any of the qualifications or exceptions set forth in the Agreement relating to such representations and warranties, including, without limitation, any qualifications based on knowledge. All references to “Sections” in the Purchaser Disclosures shall be deemed to refer to the provisions of the Agreement, unless the context requires otherwise. Disclosure of any fact or item in any Schedule referenced by a particular Section in the Agreement shall be deemed to have been disclosed with respect to every other Section in the Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure would apply to such other Sections.

The specification of any dollar amount or the inclusion of any item in the Purchaser Disclosures is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business, and no party to the Agreement shall use the fact of the setting of the amounts or the fact of the inclusion of any item in the Purchaser Disclosures in any dispute or controversy between the parties as to whether any obligation, item or matter not described or included in the Purchaser Disclosures is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the ordinary course of business for purposes of the Purchaser Disclosures and the Agreement.

2

The information contained in the Purchaser Disclosures is disclosed solely for purposes of the Agreement, and no information contained herein or therein shall be deemed to be an admission by any party to the Agreement to any third party of any matter whatsoever (including any violation of any Law or Order or breach of contract). The parties to the Agreement do not assume any responsibility to any Person that is not a party to the Agreement for the accuracy of any information set forth in the Purchaser Disclosures. The information set forth in the Purchaser Disclosures was not prepared or disclosed with a view to its potential disclosure to others. Subject to applicable Law, such information is disclosed in confidence for the purposes contemplated in the Agreement and is subject to the confidentiality provisions of the Confidentiality Agreement. Moreover, in disclosing the information in the Purchaser Disclosures, each party to the Agreement expressly does not waive any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed herein.

3

Section 5.3

Consents and Approvals

[**]1

[1] [**] –	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

Section 5.6

Finders; Brokers

None.